
13001609

interval | leisure group℠

ANNUAL REPORT 2012



ABOUT INTERVAL LEISURE GROUP

Interval Leisure Group (ILG) is a leading global provider of membership and leisure services to the vacation industry. Headquartered in Miami, Florida, ILG has more than 3,800 employees worldwide.

The company's primary business segment is Membership and Exchange, which offers leisure and travel-related products and services to about 2 million member families who are enrolled in various programs. Interval International, the segment's principal business, has been a leader in vacation ownership exchange since 1976. With offices in 16 countries, it operates the Interval network of nearly 2,800 resorts in more than 75 nations. ILG delivers additional opportunities for vacation ownership exchange through its Trading Places International (TPI) and Preferred Residences networks.

ILG also has a Management and Rental operating segment that includes Aston Hotels & Resorts, Vacation Resorts International, and TPI. These businesses provide hotel, condominium resort, timeshare resort, and homeowners' association management, as well as vacation rental services, to travelers and owners at more than 200 vacation properties, resorts, and club locations throughout North America.

More information about the company is available at iilg.com.


interval
INTERNATIONAL


ASTON
Hotels & Resorts


TRADING PLACES
INTERNATIONAL
Vacations beyond expectations


VACATION RESORTS
INTERNATIONAL




interval leisure
group

To our stockholders:

Interval Leisure Group (ILG) made significant progress in 2012 toward the strategic plan to expand our role in the shared ownership industry. We have been working diligently to support growth initiatives across all of our businesses. With the acquisition of Vacation Resorts International (VRI) in February, ILG became the largest nondeveloper provider of timeshare resort management services. In the Membership and Exchange segment, Interval International® affiliated 81 properties to its quality resort network, including those in two major vacation clubs that added more than 75,000 new Interval members.

During 2012, ILG passed two important milestones. First, we restructured the company's balance sheet for ultimate flexibility with the completed redemption of our $300 million senior notes at par for a total cost, including accrued interest, of $314.5 million. Prior to redeeming our bonds, the company entered into an amended credit agreement, which provides for a $500 million revolving credit facility. As a result of restructuring our debt, ILG reduced its 2012 interest expense by approximately $10 million from the prior year. As of December 31, 2012, ILG had $101.2 million of cash and cash equivalents and $260 million outstanding on its credit facility.

Second, our board of directors approved a regular quarterly dividend of $0.10 per share. ILG paid $28.4 million, or $0.50 per share, in dividends during 2012. This included the acceleration of the first quarter 2013 payment in anticipation of potential changes to income tax laws.

ILG consolidated revenue increased by 10.4% year-over-year to $473.3 million. A 6.2% improvement in gross profit helped drive a 4.1% increase in adjusted EBITDA for the full year. Net income was $40.7 million, or $0.71 per diluted share. However, excluding the nonrecurring $18.5 million noncash, pretax loss associated with the early extinguishment of our indebtedness, adjusted diluted earnings per share were $0.91 versus $0.71 last year.

Our balance sheet now allows for liquidity on an as-needed basis, which is advantageous as we continue to work toward growing the business through internal investment, strategic acquisitions, and commercial agreements. We see opportunities on the horizon where it will be critical to have a robust and flexible balance sheet. Consequently, we remain very focused on driving the expansion of the cash-generative, fee-for-service businesses that have been the hallmark of Interval Leisure Group.

ILG generated $65.4 million of free cash flow in 2012. While this is a decline from 2011, the change was due primarily to the timing of income tax payments and certain prepayments made in connection with commercial agreements.

Net cash provided by operating activities was $80.4 million for the 12 months ended December 31, 2012, and cash used for investing activities was $47.3 million.

Our Membership and Exchange segment grew revenue by 2.4%, despite the ongoing challenged market environment for timeshare sales to new owners. Transaction revenue increased by 3.2% while membership fee revenue was up 1.0%. We are also pleased with the success of Interval Platinum℠, which saw memberships more than double and drove the increase in membership-fee revenue.

Interval network members increased to 1.82 million from 1.78 million in the prior year. This was attributable primarily to the influx of members from the affiliation of Shell Vacations Club and Club Intrawest, high-quality vacation clubs with established owner bases. This addition further shifted Interval International's client mix, so that at year-end, approximately 62% of members in the Interval network were traditional relationships. This compares with just under 68% at the end of 2011. These members account for a disproportionate share of all transactions, since corporate accounts have a lower propensity to transact. Various initiatives, coupled with the growth of Platinum members, allowed revenue per member to remain consistent with last year despite this continued change in member composition.

Ending the year on a positive note, we signed a long-term master affiliation agreement with CLC World, one of Europe's leading providers of mixed-use holiday products. This will add more than 20 properties in Europe, Australia, and the U.S. to the Interval network in 2013.

Interval International is always looking for opportunities to provide its members and clients with innovative services. Since 2010, we have been investing in key technologies that improve how members engage on IntervalWorld.com. These include social media initiatives that created an online community where members are able to share their experiences and educate one another.

This past year, we introduced Interval HD, a video library that provides viewers with a virtual tour of resorts as they plan an exchange or Getaway. This dynamic interactive tool especially appeals to a new younger shared ownership customer. In 2013, we intend to roll out even more digital assets and a unique iPad application for use at the developer point of sale.

In the Management and Rental segment (M&R), a new property management system (PMS) has been implemented at more than half of the Aston Hotels & Resorts locations to date, with full deployment scheduled for completion in mid 2013. The PMS system has multiple benefits, including improved yield optimization, customer tracking, and streamlined billing, which should help optimize administrative resources.

M&R once again exceeded previous results. Overall, segment revenue grew by 45.7% and adjusted EBITDA improved 87.6% from 2011. M&R gross margin improved by 557 basis points to 30.5%. Adjusted EBITDA for this segment was $14.6 million for 2012, an increase of $6.8 million from the prior year. Strong improvements in the M&R segment reflect the contribution from VRI and an increase in adjusted EBITDA for Aston and Trading Places International when compared with 2011. Our Aston business continued to see significant improvements in RevPAR, which was $130.28 for the full year and compares with $111.43 in 2011, an increase of 16.9%.

Throughout the year, we continued to focus on allocating our capital in a manner designed to increase long-term shareholder value. Our priorities remain to invest in our businesses, utilize our healthy balance sheet for strategic acquisitions or in support of key business relationships, and return capital to our investors through a regular quarterly dividend.

While we expect to see ongoing consolidation in the timeshare industry, we are optimistic about the long-term potential of ILG. With this in mind, our board of directors intends to increase the quarterly dividend by 10% to $0.11 per share, effective in the second quarter of 2013.

Today, ILG has access to capital, a well-trained international customer service infrastructure, and decades of experience in both of our segments. We are uniquely positioned to further our leadership role in the evolution of the shared ownership industry and expand our presence in the nontraditional lodging space.

Thank you for your support and investment in Interval Leisure Group.

Sincerely,



Craig M. Nash
Chairman, President, and Chief Executive Officer
April 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-34062

INTERVAL LEISURE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-2590997**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6262 Sunset Drive, Miami, Florida	**33143**
(Address of principal executive offices)	(Zip Code)

(305) 666-1861
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $737,841,042. As of February 25, 2013, there were 56,891,965 shares outstanding of the issuer's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III herein.

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TABLE OF CONTENTS

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PART I

Item 1. Business.

Overview

Interval Leisure Group, Inc., or ILG, is a leading global provider of membership and leisure services to the vacation industry. ILG consists of two operating segments. Membership and Exchange, our principal business segment, offers travel and leisure related products and services to owners of vacation interests and others primarily through various membership programs, as well as related services to resort developer clients. As of December 31, 2012, nearly 2,800 resorts located in over 75 countries participated in Interval's primary exchange network, the Interval Network. At that date, the Membership and Exchange segment had approximately two million members enrolled in its various membership programs including approximately 1.8 million in the Interval Network. The Membership and Exchange segment represented approximately 76% of ILG's consolidated revenue for the fiscal year ended December 31, 2012 and approximately 81% of ILG's consolidated revenue for the fiscal year ended December 31, 2011.

Management and Rental, our other business segment, provides hotel, condominium resort, timeshare resort and homeowners association management, and rental services to both vacation property owners and vacationers. As of December 31, 2012, the businesses that comprise our Management and Rental segment provided management and rental services at over 200 vacation properties, resorts and club locations in North America as well as more limited management services to certain additional properties. The Management and Rental segment represented approximately 24% of ILG's consolidated revenue for the fiscal year ended December 31, 2012 and approximately 19% of ILG's consolidated revenue for the fiscal year ended December 31, 2011. For information regarding the results of operations of ILG and its segments on a historical basis, see Note 11 to the Consolidated Financial Statements of ILG and the disclosure set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On February 28, 2012, we acquired all of the equity of Vacation Resorts International, or VRI, the largest non-developer provider of resort and homeowners association management services to the shared ownership industry. VRI was consolidated into our financial statements as of the acquisition date with its assets and results of operations primarily included in our Management and Rental operating segment.

The Membership and Exchange operating segment consists of Interval International Inc.'s businesses, referred to as Interval, and the membership and exchange related line of business of Trading Places International, or TPI, and VRI. The Management and Rental operating segment consists of Aston Hotels & Resorts, LLC and Maui Condo and Home, LLC, referred to as Aston, and the management and rental related line of business of VRI and TPI.

History

ILG was incorporated as a Delaware corporation in May 2008 in connection with a plan by IAC/InterActiveCorp, or IAC, to separate into five publicly traded companies, referred to as the "spin-off." ILG was formed to hold the membership and exchange and management and rental businesses and commenced trading on The NASDAQ Stock Market in August 2008 under the symbol "IILG."

The businesses operated by ILG's subsidiaries have extensive operating histories. ILG's Interval International vacation ownership exchange business was founded in 1976, its Aston Hotels & Resorts management and rental business traces its roots in lodging back over 60 years, and its Trading Places International subsidiary was founded in 1973. Vacation Resorts International was founded in 1981.

Except as otherwise indicated or unless the context otherwise requires, in this report "ILG," "we," "our" or "us" refers to Interval Leisure Group, Inc. together with its subsidiaries.

Industry Overview and Trends

The hospitality industry is a major component of the travel industry, which is affected by the performance of the global economy. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Various factors, including decreased disposable income, increased costs of transportation and the overall financial instability of the airline industry, adversely impact consumers' decisions to use and consume travel services. During 2012, the hospitality industry as a whole continued to recover from the lows experienced during 2009.

Vacation ownership is the segment of the hospitality industry that encompasses the development, operation and sale of vacation interests in traditional timeshare regimes, fractional products, private residence clubs, condo hotels and other forms of shared ownership, and vacation home ownership. Vacation ownership sales (excluding sales of fractional, private residence club, destination club and whole ownership products) in the U.S. for 2011, the last year for which data is available, were approximately $6.5 billion, as compared to $6.4 billion in 2010. U.S. sales of fractional products, private residences and destination club products were approximately $552 million in 2011, the last year for which data is available, as compared to $530 million in 2010. Although vacation ownership sales have not returned to the 2007 levels of $10.6 billion due to economic conditions, leisure travelers continue to use their vacation ownership interests as demonstrated by significantly higher average occupancy rates at U.S. timeshare resorts than at U.S. hotels.

Most U.S.-based developers of vacation ownership resorts rely on receivables financing to fund sales and marketing efforts. Beginning at the end of the third quarter of 2008, developers were unable to obtain either receivables financing or commitments for future receivables financings. As a result, many resort developers greatly reduced their sales and marketing expenditures and as a consequence reduced sales of new vacation ownership interests. The tightening of credit continues to affect acquisition, development and construction loans available to vacation property developers resulting in the development of fewer vacation ownership and vacation rental resorts. While access to receivables financing has recovered, financing standards for consumers remain higher than those required several years ago. Additionally, a high proportion of sales by developers are to their existing owners, which does not result in new members to the Interval Network. We anticipate continued consolidation and reorganizations within the industry.

Membership and Exchange Services

The membership and exchange services industry provides owners of vacation interests with flexibility and choice by providing them access to alternative accommodations through exchange networks encompassing a wide variety of resorts. There are two principal providers of vacation ownership membership and exchange services in the global vacation membership services industry, Interval International, an ILG business, and RCI, LLC, a subsidiary of Wyndham Worldwide Corp. Trading Places International, which ILG acquired in November 2010, and several third parties also operate in this industry with a significantly more limited scope of available accommodations. In addition, many vacation ownership resort developers and managers provide exchange services to owners within their resort systems.

Future growth in the membership and exchange services industry will be driven primarily by the number of vacation interests sold to new purchasers (including those who acquire vacation interests in the secondary market) and by increasing services provided directly to existing owners of vacation interests. At the end of 2011, approximately 8.4 million weekly equivalent intervals were owned at U.S.

timeshare resorts. Due to the decreased pace of sales since the 2008 recession and the ability for developers to acquire delinquent and resold inventory, developers in the United States have been building very few new resorts. Some developers are expanding the fee for service nature of their business by selling inventory acquired from defaults, resales or agreements with resort owners. Industry expansion is expected to be driven by:

- increased consumer awareness and acceptance of the value and benefits of the ownership of vacation interests;
- adoption of constructive legislation and regulations internationally that improve consumer protection and allow businesses to operate profitably;
- the entry of additional developers into the vacation ownership industry, which will increase the number of vacation interests available for sale;
- development and offering of alternative vacation ownership products, such as shorter-term products;
- demand for vacation ownership products in the U.S. and elsewhere; and
- development of new resorts and conversion of existing properties to vacation ownership.

Management and Rental Services

The vacation rental market in the United States consists of vacation homes, condominiums, villas, condo hotels, timeshare units and fractional units. This fragmented market includes both managed properties and those offered by owners. Due to the nature of timeshare ownership, these resorts require professional management either by the developer of the resorts or by a management company on behalf of the homeowners association. In general, the managed properties are better able to engage in market-based pricing and offer hotel-like services. Vacation rental accommodations generally offer value to travelers seeking more than a nightly stay by providing greater space and convenience than traditional hotel rooms and offering separate living, sleeping and eating quarters.

Management and rental companies manage the homeowners associations that are responsible for operation, maintenance and improvements to condominium and shared ownership resorts. This fee-for-service business provides

- administrative services for reservations, front desk, board and owner meetings,
- fiscal services for budgeting, maintaining books and records, billing and collection of assessments, and reporting, and
- quality assurance inspections, maintenance, capital planning, and maid services.

Management and rental companies also facilitate the rental process by handling most, if not all, aspects of interaction with vacationers. Timeshare resort management has less emphasis on vacation rentals because the product is designed for use and exchange. Improved product awareness and consumer convenience through direct and indirect online distribution channels are expected to drive long-term growth in this market.

Currently, ILG offers management and rental services for condominium, hotel and timeshare properties and their homeowner associations in the United States, Canada and Mexico. A significant amount of our management and rental revenue is derived from resorts located in Hawaii. According to the Hawaii Tourism Authority, the number of visitors who traveled to Hawaii by air grew approximately 9.2% from approximately 7.2 million in 2011 to approximately 7.8 million in 2012.

DESCRIPTION OF BUSINESS SEGMENTS

Membership and Exchange

Membership and Exchange Programs. We offer travel and leisure related products and services to owners of vacation interests and others mostly through various membership programs.

Exchange Networks. These programs provide participants with the right to exchange their occupancy rights in their vacation interest (typically, for periods of one week) for comparable, alternative accommodations at another resort or at the same resort during a different occupancy period.

- *Interval Network.* The Interval Network is a membership-based exchange program which also provides a comprehensive package of value-added products and services. Generally, individuals are enrolled by resort developers in connection with their purchase of vacation interests from such resort developers, with initial membership fees being paid on behalf of members by the resort developers. Members may also enroll directly, for instance, when they purchase a vacation interest through resale at a resort that participates in the Interval Network. The resorts participating in the Interval Network primarily include those with which Interval has an affiliation agreement in place, as well as resorts at which Interval continues to provide exchange services following the affiliation agreement's term.

  Following their initial membership period, Interval Network members generally have the option of renewing their memberships for terms ranging from one to five years and paying their own membership fees directly to us. We sometimes refer to these as traditional members. Alternatively, some resort developers incorporate the Interval Network membership fee into certain annual fees they charge to owners of vacation interests at their resorts or vacation ownership clubs, which results in these owners having their membership in the Interval Network and, where applicable, the Interval Gold or Interval Platinum program (as described below), automatically renewed through the period of their resort's or club's participation in the Interval Network. We sometimes refer to these as corporate members. Interval also provides purchasers the standard membership benefits of the Interval Network in conjunction with a shorter-term offering from a resort developer.

- *Trading Places International.* This program provides exchange services to owners at timeshare properties managed by Trading Places International as well as other direct-to-consumer exchanges that do not require a membership. Also included within Trading Places International exchange is VRI*ety, an exchange program for owners at participating resorts managed by Vacation Resorts International. Vacation owners may deposit and exchange through the website or call center. In addition, they may choose to join a TPI membership program to be eligible for discounts.

- *Preferred Residences Program.* This hospitality-branded membership program for luxury shared ownership resorts and condo hotels offers owners an annually renewing membership throughout the period of each resort's participation in the Preferred Residences exchange network. Members have access to additional travel-related benefits including special rates at Preferred Hotel Group properties.

How Exchange Works. We provide members and participants of our exchange networks with two primary methods of exchange, "Deposit First" and for the Interval Network and Preferred Residences Program, "Request First." With Deposit First, participants immediately transfer the use and occupancy of vacation interests at their home resort in return for the right to request an exchange. Under this method, members are not required to select a location or travel date at the time of deposit, but can request an exchange at any time during the period of the deposit's availability for exchange. All deposits expire two years after the occupancy date of the week deposited, unless extended by members through the purchase of a deposit extension. With Request First, members of the Interval Network and Preferred Residences Program may request an exchange prior to relinquishing the occupancy right in their vacation interest to the applicable exchange network. Using this method, the use and occupancy of the vacation interest is relinquished when a confirmation occurs. This method requires the participant to be confirmed to an exchange and travel prior to the occupancy period of the vacation interest relinquished.

All vacation ownership accommodations relinquished to the Interval Network or the Preferred Residences Program exchange programs are assigned a trading value at the time of deposit (under the Deposit First method) or at the time of request (under the Request First method) based on multiple factors, including location, quality, seasonality, unit attributes and time of relinquishment prior to occupancy to determine the relinquished accommodations' relative exchange value to the exchange network. Members are offered an exchange to accommodations which are generally of comparable value to those relinquished. Exchanges in the Trading Places International network are based on like value and upgrades are available upon payment of additional fees.

Some members also are able to exchange the use and occupancy of their vacation interests through the Interval Network and the Preferred Residences Program on a points basis. In these circumstances, points are relinquished to the applicable exchange network by the member and the exchange network receives accommodations from the operator of the points program on behalf of the member. Participants in the Trading Places International network must first reserve a week with the points program before depositing it for exchange.

Related Products and Services

- *Getaways.* We also offer additional vacation rental opportunities to members of the Interval Network, Preferred Residences Program and certain other membership programs at attractive rates through Getaways. Getaways allow members to rent resort accommodations for a fee, plus applicable taxes. Resort accommodations available as Getaways consist of seasonal oversupply of vacation ownership accommodations within the applicable exchange network, as well as resort accommodations we source specifically for use in Getaways.

- *Interval Gold.* Interval Network members also may take advantage of Interval Gold, our enhanced membership program that provides year-round access to value-added benefits and services for an additional annual fee. These benefits and services vary by country of residence, but generally consist of discounts on Getaways, a concierge service, a hotel discount program and Interval Options, a service that allows members to relinquish annual occupancy rights in their vacation interests towards the purchase of various travel products, including cruise, golf and spa vacations. Interval Gold members may also access the ShortStay program which allows weeks-based members to trade a week for shorter stays of less than seven nights and allows points-based members to make as many ShortStay exchanges as their available points allow. Members are enrolled in the Interval Gold program either by resort developers in connection with the initial purchase of their vacation interests or by upgrading their membership directly. Renewal procedures and responsibility for fees are generally the same as those for basic membership in the Interval Network.

- *Interval Platinum.* In March 2011, we launched Interval Platinum, our premier membership level. This program targets discerning travelers and offers them high-value benefits and services in addition to those included in the Interval Gold membership, including additional discounts on Getaways, advance access to Getaways prior to other Interval members, free guest certificates, and exclusive travel offers. Membership in this program operates in the same manner as Interval Gold.

- *Club Interval.* This product was launched during 2011 and gives owners of fixed or floating week timeshares the opportunity to use their resort week as points within the Interval Network. By utilizing points the member also has increased flexibility as to unit sizes and seasons as well as the ability to combine deposits, and unused points remain on deposit until their use or expiration. Club Interval members also receive all of the benefits of Interval Gold and can upgrade to Interval Platinum.

Other Membership Programs

- *Leisure Time Passport.* In addition, we operate a membership program, Leisure Time Passport, which provides participants with many of the benefits of the Interval Gold program, as well as the opportunity to experience vacationing in condominium-style accommodations.
- *Private-label Membership Programs.* We also provide travel and leisure membership programs on a private-label basis.

Relationships with Developers

Resort Affiliations. The Interval Network has established multi-year relationships with numerous resort developers, including leading independent and brand name developers, under exclusive affiliation agreements. Pursuant to these agreements, resort developers are obligated to enroll all purchasers of vacation interests at their resorts in the applicable exchange membership program and, in some circumstances, are obligated to renew these memberships for the term of their affiliation agreement. We do not consider our overall business to be dependent on any one of these resort developers, provided, that the loss of a few large developers (particularly those from which Interval receives membership renewal fees directly) could materially impact our business. We are currently negotiating renewals with several large developers with corporate members, the loss of which could materially impact our business, financial condition and results of operations.

Products and Services. A primary basis on which resort developers choose us as a partner is the comprehensive array of products and services that we offer to them, such as sales and marketing support and operational support, including custom vacation program design services.

- *Sales and Marketing Support.* Resort developers promote membership in our exchange programs and related value-added services as an important benefit of owning a vacation interest. We offer our developers a selection of sales and marketing materials. These materials, many of which are available in multiple languages, include brochures, publications, sales-office displays, resort directories and Interval HD, an online video channel featuring resort and destination overviews. In addition, we offer programs, including our Leisure Time Passport program, that resort developers use as an exit or trial membership program for potential purchasers of vacation interests.

  The Interval Network's resort recognition program recognizes certain of its eligible Interval Network resorts as either a "Select Resort," a "Premier Resort" or a "Premier Boutique Resort," based upon the satisfaction of qualifying criteria. Approximately 40% of Interval Network resorts were recognized as a Select, Premier or Premier Boutique Resort for 2012. Resorts achieved the rating based on the quality rating we assigned the resort following an inspection at the time of affiliation and by member feedback following vacations at the resort as well as participation in our prior recognition programs and other resort-specific factors. As of December 31, 2012, nearly 50% of the recognized resorts had been inspected since inspections based on the criteria developed for the program began. Recognized resorts are then subject to periodic inspection and customer evaluations and must comply with the program's service and quality criteria to retain their status.

- *Operational Support.* We also make available a comprehensive array of back-office servicing solutions to resort developers and resorts. For example, for an additional fee, we provide reservation services and billing and collection of maintenance fees and other amounts due to developers or homeowner's associations.

  In addition, through consulting arrangements, we assist resort developers in the design of vacation programs for owners of vacation interests. Such programs, which may include a wide range of flexible-use plans, as well as point-based programs and vacation clubs, are tailored to the specific needs of the relevant developer and/or resort. We undertake a comprehensive analysis of the existing operations and intended growth plan of the relevant developer or resort, and then work collaboratively to design and implement a tailored program.

Revenue

Our Membership and Exchange segment earns most of its revenue from (1) fees paid for membership in the Interval Network and (2) Interval Network transactional and service fees paid primarily for exchanges, Getaways, reservation servicing and related transactions, collectively referred to as "transaction revenue." Revenue is also derived from fees for ancillary products and services provided to members, fees from other membership and exchange programs and other products and services sold to developers.

Management and Rental

We also provide management and rental services to hotels as well as condominium and timeshare resorts and their homeowners associations through Aston, Vacation Resorts International and Trading Places International. Aston is based in Hawaii and concentrates on condominium and hotel management primarily in Hawaii, as well as vacation property rental and related services (including common area and owner association management services for condominium projects). During the fourth quarter of 2010, we acquired Trading Places International which provides property management, vacation rental and homeowners association management services to timeshare resorts in the United States, Canada and Mexico. On February 28, 2012, we acquired Vacation Resorts International, the largest non-developer provider of resort and homeowner association management services to the shared ownership industry, determined by number of properties.

Management Services

We provide hotel and resort management services for owners of condominium hotels, timeshare resorts and traditional hotels. Condominium resorts and timeshare resorts generally offer the same type of services offered by hotels and resorts, plus certain comforts of home, such as kitchens or kitchenettes, separate seating or living room areas and in suite, private bedrooms, with actual services and features varying by property. Generally, property and homeowners association management services, including administrative, fiscal and quality assurance services, are provided pursuant to exclusive agreements with terms typically ranging from one to ten years, many of which are automatically renewable. With respect to timeshare resorts, we provide these services to resorts that are under the control of a homeowners association and not the developer. The loss of one or more of our largest management agreements could materially impact our Management and Rental business.

Rental Services

We also provide vacation property rental services for condominium owners, timeshare owners and homeowners associations. The condominium rental properties are generally investment properties, and, to a lesser extent, second homes, owned by individuals who contract with Aston directly to manage, market and rent their properties, generally pursuant to short-term agreements. We also offer such owners a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability. Trading Places International and Vacation Resorts International offer vacation rental services to individual timeshare owners and homeowners associations.

Distribution

We secure guests for both managed hotels and vacation rentals primarily through long-standing relationships with travel partners, including wholesalers, retail travel agents and online travel intermediaries. We also conduct online marketing initiatives to reach consumers directly through our websites, *www.astonhotels.com, www.resortquesthawaii.com, www.vriresorts.com, www.tradingplaces.com* and *www.mauicondo.com*. As an additional distribution channel, Aston, Vacation Resorts International and Trading Places International also provide units to Interval for use as Getaways.

Revenue

Management and Rental segment revenue is derived principally from fees for hotel, condominium resort, timeshare resort and homeowners association management and rental services. Management fees consist of a base management fee and, in some instances for hotels or condominium resorts, an incentive management fee which is generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services either internally or through third party providers. A majority of the hotel and condominium resort management agreements provide that owners receive either specified percentages of the rental revenue generated under our management or guaranteed dollar amounts. In these cases, the operating expenses for the rental operation are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages or guaranteed amounts, and we either retain the balance (if any) as our management fee or make up the deficit.

Business Strategy

To grow our business and expand our presence within the vacation industry, we are pursuing the following strategic initiatives:

- leveraging our strategic developer and homeowners association relationships to provide additional services;
- increasing non-vacation exchange related revenue;
- enhancing services to managed properties and their owners;
- expanding our product and service offerings;
- supporting continued growth of online transactions;
- continuing to expand internationally; and
- pursuing strategic acquisitions and joint ventures.

Marketing and Technology

Membership and Exchange

Membership and Exchange maintains corporate and consumer marketing departments, both of which are based in ILG's global headquarters in Miami, Florida, as well as a managed owner and membership marketing department in Laguna Niguel, California. International marketing expertise is provided primarily by London- based employees, with input and local expertise being provided by employees in local and regional offices worldwide. These departments are responsible for implementing our overall marketing strategy and developing the materials that are necessary to secure new relationships with resort developers, homeowners associations and resorts and obtain new members and participants, as well as promote membership renewals, exchange opportunities and other value-added services to existing members.

We market our products and services to resort developers and other parties in the vacation ownership industry through a series of business development initiatives. In addition to advertising in hospitality industry publications, we sponsor, participate in and attend numerous industry conferences around the world. For nearly 15 years, we have organized and co-sponsored a proprietary, multi-day informational seminar, known as the Shared Ownership Investment Conference, where real estate developers, hospitality companies and others contemplating entry into the vacation ownership industry can meet and network with industry leaders, as well as participate in educational panels on various vacation ownership issues, such as property and program planning, financing and regulatory requirements. This seminar is offered annually in the U.S. with additional conferences held periodically at locations in regions that Interval views as potential market opportunities for vacation ownership development. In 2012, we held one-day conferences in South Africa, Dubai and Abu Dhabi. With these programs, we work to strengthen and expand the vacation ownership industry through the education and support of viable new entrants. We have also maintained leadership roles in various industry trade organizations throughout the world since their inception, through which we have been a driving force in the promotion of constructive legislation, both in the U.S. and abroad, principally aimed at creating or enhancing consumer protection in the vacation ownership industry. In addition we operate a business to business website, *www.resortdeveloper.com*, for developers, industry partners and those interested in learning more about the shared ownership industry and our services.

Given that our growth is dependent, in significant part, on our ability to secure vacation ownership accommodations and attract new members and participants to our exchange programs, our corporate marketing department targets its efforts directly at resort developers and indirectly at prospective owners of vacation ownership interests. In doing so, we not only promote the benefits of our networks and value-added services, but also market ourselves to resort developers as a provider of operational and sales and marketing support services. Our sales and services personnel proactively seek to establish strong relationships with developers during the early stages of the development of a particular resort by providing input on consumer preferences based upon years of experience. In addition, given our long-standing relationships with others within the vacation ownership industry, we are often able to refer resort developers to quality providers of a wide range of planning and operational resources. We believe that we have established a strong reputation within the vacation ownership industry as being highly responsive to the needs of resort developers and owners of vacation interests.

Our consumer marketing efforts revolve around the deepening of new and existing customer relationships globally, focusing on the strategic design of consumer marketing and product development initiatives across the customer lifecycle. The design, development and execution of programs, promotions, online and offline communications, cross-sell initiatives, new technology tools and overall enhancements to both membership and product value propositions are all aimed at increasing acquisition, usage, loyalty, retention and overall engagement of members and non-members. The online channel remains a strategic focus of growth with new technology for our online booking tools and communications created to increase the overall user experience, member service and engagement. Interval Community offers Interval Network members a platform to share their experiences and communicate with each other about vacation ownership, travel, and ways to utilize and maximize their membership.

Our success also depends, in part, on our ability to provide prompt, accurate and complete service to our members through voice and data networks and proprietary and third party information systems. The technology platform for the Interval Network is a proprietary, custom developed enterprise application and database that manages all aspects of membership, exchange and Getaway transaction processing and inventory management. During the fourth quarter of 2010, we launched a new proprietary membership platform and web-based call center application using a service oriented architecture which is designed to provide us with increased flexibility for future enhancements and more user-friendly interfaces to improve member services efficiency. We also use advanced telecommunications systems and technologies to promptly respond and efficiently route member calls. In addition, we operate consumer websites for our members and participants, such as *www.intervalworld.com, www.tradingplaces.com* and *www.preferredresidences.com.*

Management and Rental

Important to the success and continued growth of the Management and Rental business is our ability to source vacationers interested in booking vacation properties made available through our management and rental services. We also market to tour operators and other travel distribution channels such as online travel intermediaries, field sales personnel, international representatives and Interval members. Our Management and Rental businesses offer hotel and resort accommodations and vacation rentals to vacationers through *www.astonhotels.com, www.resortquesthawaii.com, www.vriresorts.com, www.tradingplaces.com* and *www.mauicondo.com*. Our marketing efforts also are focused on both developers and owners of hotels, condominium resorts and vacation rental properties, as well as homeowners associations and individual owners of timeshare resorts.

International Operations

We maintain operations in the United States, the United Kingdom and other international locations. Geographic information on revenue, based on sourcing, and long-lived assets, based on physical location, is presented below (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Revenue			
United States	$406,130	$364,058	$346,289
All other countries	67,209	64,736	63,151
Total	$473,339	$428,794	$409,440

	December 31,		
	2012	2011	2010
Long-lived assets (excluding goodwill and intangible assets)			
United States	$51,059	$48,375	$49,663
All other countries	2,289	2,264	1,237
Total	$53,348	$50,639	$50,900

Competition

Membership and Exchange

The two principal companies in the global vacation ownership membership and exchange industry, our Interval International business and RCI, aggressively compete for developer and consumer market share. Trading Places International, which ILG acquired in November 2010, and several third parties operate in this industry with a significantly more limited scope of available accommodations. Our Membership and Exchange segment also faces increasing competition from points-based vacation clubs and large resort developers, which often operate their own internal exchange systems to facilitate exchanges for owners of vacation interests at their resorts as they increase in size and scope. In addition, vacation clubs and resort developers may have direct exchange relationships with other developers.

We believe that developers and homeowners associations generally choose to affiliate with an exchange network based on:

- the quality of resorts participating in the network;
- the level of service provided to members;
- the range and level of support services;
- the flexibility of the exchange program;
- the demographics of the membership base;
- the costs for annual membership and exchanges; and
- the continuity of management and its strategic relationships within the industry.

Based on the most recent disclosure statements filed by RCI and Interval for the year ended December 31, 2011, RCI had almost 3.8 million points and weeks members and its network for weeks included a total of approximately 4,100 resorts while the Interval Network, at that time, had approximately 1.8 million members and included nearly 2,700 resorts. Accordingly, RCI is the larger provider of vacation ownership member services with a larger exchange network. Through the resources of its corporate affiliates, particularly Wyndham Vacation Ownership, Inc., itself engaged in vacation ownership sales, RCI may have greater access to a significant segment of new purchasers of vacation interests.

While overall, the Interval Network's primary competitor has a greater number of resorts in its exchange network and reports a larger number of owners of vacation interests participating in its vacation ownership membership programs, we believe that the Interval Network has distinguished itself as the membership and exchange provider of choice with developers of high quality vacation ownership properties and their owners. This belief is based primarily on the quality of the resorts in the Interval Network and related services provided by these resorts, coupled with favorable membership demographics and a continued commitment to attract distinctive resorts to the network and foster memorable vacation experiences for its members.

Management and Rental

The Management and Rental businesses are also highly competitive and face competition from other management companies, other suppliers of travel products and services, hotel operators and local rental agents. The principal competitive factors in attracting hotel, condominium and timeshare resort and other vacation property owners and homeowners associations are the ability to provide comprehensive management services at competitive prices and, in many cases, to generate rental income. In addition, there are low barriers to entry for new competitors. We compete for vacationers on the basis of our range of available accommodations, price, locations, and amenities.

Seasonality

Revenue at ILG is influenced by the seasonal nature of travel. The Membership and Exchange businesses recognize exchange and Getaway revenue based on confirmation of the vacation, with the first quarter generally experiencing higher revenue and the fourth quarter generally experiencing lower revenue. The Management and Rental businesses recognize rental revenue based on occupancy, with the first and third quarters generally generating higher revenue and the second and fourth quarters generally generating lower revenue. The timeshare and homeowners association management part of this business does not experience significant seasonality.

Employees

As of December 31, 2012, ILG had approximately 3,800 employees worldwide. With the exception of a limited number of housekeeping employees at one property in Hawaii and employees in Argentina, Italy, Mexico and Spain, employees are not represented by unions or collective bargaining agreements. ILG believes that relationships with its employees are generally good.

Intellectual Property

We regard our intellectual property rights, including service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon proprietary software, informational databases and other components that make up their products and services.

We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

Government Regulation

Our businesses are subject to and affected by international, federal, state and local laws, regulations and policies, which are subject to change. The descriptions of the laws, regulations and policies that follow are summaries of those which we believe to be most relevant to our business and do not purport to cover all of the laws, regulations and policies that affect our businesses. We believe that we are in material compliance with these laws, regulations and policies.

Regulations Generally Applicable to Our Business

Privacy and Data Collection. The collection and use of personal data of our customers, as well as the sharing of our customer data with affiliates and third parties, are governed by privacy laws and regulations enacted in the United States and in other jurisdictions around the world. For instance, several states have introduced legislation or enacted laws and regulations that require compliance with standards for data collection and protection of privacy and, in some instances, provide for penalties for failure to notify customers when the security of a company's electronic/computer systems designed to protect such standards are breached, even by third parties. Other states, such as California, have enacted legislation that requires enhanced disclosure on Internet web sites regarding consumer privacy and information sharing among affiliated entities or have such legislation pending. In addition, the European Union Directive on Data Protection requires that, unless the use of data is "necessary" for certain specified purposes, including, for example, the performance of a contract with the individual concerned, consent must be obtained to use the data (other than in accordance with our stipulated privacy policies) or to transfer it outside of the European Union. We believe that we are in material compliance with the laws and regulations applicable to privacy and data collection as such are relevant to our business.

Marketing Operations. The products and services offered by our various businesses are marketed through a number of distribution channels, each of which is regulated at the federal and state level. Such regulations may limit our ability to solicit new customers or to market additional products or services to existing customers. For example, to comply with state and federal regulations on telemarketing, our affected businesses have adopted processes to routinely identify and remove phone numbers listed on the various "do not call" registries from our calling lists and have instituted procedures for preventing unsolicited or otherwise unauthorized telemarketing calls. In addition, where appropriate, our business has registered as a telemarketer and has adopted calling practices compliant with requirements of the applicable jurisdiction, such as restrictions on the methods and timing of telemarketing calls and limitations on the percentage of abandoned calls generated through the use of automated telephone-dialing equipment or software.

Similarly, state and federal regulations may place limitations on our ability to engage our consumers in electronic mail marketing campaigns. Most notably, the CAN-SPAM Act imposes various requirements on the transmission of e-mail messages whose primary purpose is to advertise or promote a commercial product or service. Some foreign jurisdictions in which we operate have similar regulations. Our affected businesses have adopted e-mail messaging practices responsive to the requirements of such regulations.

Internet. A number of laws and regulations have been adopted to regulate the Internet, particularly in the areas of privacy and data collection. In addition, it is possible that existing laws may be interpreted to apply to the Internet in ways that the existing laws are not currently applied, particularly with respect to the imposition of state and local taxes on transactions through the Internet. Regulatory and legal requirements are particularly subject to change with respect to the Internet. We cannot predict with certainty whether such new requirements will affect our practices or impact our ability to market our products and services online.

Travel Agency Services. The travel agency products and services that we provide are subject to various federal, state and local regulations. We must comply with laws and regulations that relate to our marketing and sales of such products and services, including laws and regulations that prohibit unfair and deceptive advertising or practices and laws that require us to register as a "seller of travel" to comply with disclosure requirements. In addition, we are directly or indirectly affected by the regulation of our travel suppliers, many of which are heavily regulated by the United States and other jurisdictions.

Regulations Applicable to the Vacation Exchange Business

Our vacation exchange business is subject to, among other laws and regulations, statutes in certain jurisdictions that regulate vacation ownership, including exchange services, and we must prepare and file annually disclosure guides with regulators in jurisdictions where such filings are required.

Although our vacation exchange business is not generally subject to laws and regulations that govern the development of vacation ownership properties and the sale of vacation ownership interests, these laws and regulations directly affect the members of our vacation exchange programs and resorts with units that participate in our vacation exchanges. These laws and regulations, therefore, indirectly affect our vacation exchange business. Vacation ownership resorts are subject to various regulatory requirements including state and local approvals or regulations required by the country of the resort. The laws of most states require resort developers to file a detailed offering statement describing their business and all material aspects of the project and sale of vacation interests with a designated state authority. Laws in many jurisdictions where our resort developer clients sell vacation interests generally grant the purchaser of a vacation interest the right to cancel a contract of purchase at any time within a specified rescission period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the resort developer. In addition, several jurisdictions in the future may enact regulations that would impose or increase taxes on members that complete exchanges, similar to local transient occupancy taxes. In the European Union, a Timeshare Directive has been implemented by member states. This directive imposes requirements on businesses offering timeshare exchange relating to disclosures, rescission and timing of acceptance of initial membership payment to the exchange provider. We have implemented compliance measures as national laws have been adopted by member states pursuant to this directive.

Regulations Applicable to the Management and Rental Businesses

Our Management and Rental businesses are subject to, among others, laws and regulations that relate to health and sanitation, the sale of alcoholic beverages, facility operation and fire safety. We believe that we are in material compliance with these laws and regulations as such are relevant to our business. These requirements are summarized below.

Health and Sanitation. Lodging and restaurant businesses often require licensing by applicable authorities, and sometimes these licenses are obtainable only after the business passes health inspections to assure compliance with health and sanitation codes. Health inspections are performed on a recurring basis. Health-related laws affect the food and beverage establishments. They also govern swimming pool use and operation and require the posting of notices, availability of certain rescue and other equipment and limitations on the number of persons allowed to use the pool at any time. These regulations typically impose civil fines or penalties for violations, which may lead to operating restrictions if uncorrected or in extreme cases of violations.

Sale of Alcoholic Beverages. Alcoholic beverage service is subject to licensing and extensive regulations that govern virtually all aspects of service. Compliance with these regulations at managed locations may impose obligations on the owners of managed resorts, the property manager or both. Managed resort operations may be adversely affected by delays in transfers or issuances of alcoholic beverage licenses necessary for food and beverage services.

Facility Operation. The operation of lodging facilities is subject to various innkeepers' laws and laws regarding accessibility and use of public accommodations by disabled persons. Federal and state laws applicable to places of public accommodation prohibit discrimination in lodging services on the basis of the race, sex, color, religion, ancestry or disability of the guest and impose ongoing obligations with respect to accessibility. Hawaiian state law prohibits smoking in guest rooms and all enclosed areas.

Other. Our Management and Rental business is subject to state and local regulation, including fire safety and applicable real estate brokerage and community association management licensing statutes.

Internet Address and SEC Filings

Our Internet address is *www.iilg.com*. On our Web site, we provide a link to our electronic SEC filings, including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to these reports. All such filings are available free of charge and are available as soon as reasonably practicable after filing. The information found on our Web site is not part of this or any other report we file with or furnish to the United States Securities and Exchange Commission.

Item 1A. Risk Factors.

Adverse Events and Trends—Adverse events and trends in the vacation ownership, vacation rental and travel industries could adversely affect our business, financial condition and results of operations.

The success of ILG and our businesses depends, in substantial part, upon the health of the worldwide vacation ownership, vacation rental and travel industries. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Economic conditions may cause decreased demand for purchases of vacation ownership interests, may increase default rates among current owners, and may increase refund requests from our members. Members and other consumers may be unable or unwilling to travel to certain destinations where participating resorts and managed vacation rental properties are located based on one or more of the following factors:

- inclement weather,
- natural disasters, such as earthquakes, hurricanes, fires, floods and tsunamis
- epidemics, pandemics or other health concerns,
- terrorism, regional violence, enhanced travel security measures and/or geopolitical conflicts,
- price increases for travel related services,
- financial instability of the airline industry and associated air carrier bankruptcies,
- decreased airlift to relevant markets,
- job actions and strikes, and
- increased costs of transportation based on increased fuel prices.

These could result in a decrease and/or delay in demand for travel to our managed hotels and resorts and for exchanges and Getaways to, and purchases of, vacation ownership interests in affected regions. This decrease and/or delay in demand, depending on its scope and duration, could adversely affect our business and financial performance. Similarly, these factors could result in a decrease in the number of resort accommodations or vacation rentals available for use in our membership and exchange programs or as vacation rentals. The matters described above could result in a decrease in the number of Interval Network members and could have a material adverse effect on the vacation ownership and vacation rental industries, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Availability of Financing and Developer Insolvency—Lack of available financing for vacation property developers and consumers and the resultant potential for insolvency and bankruptcy of developers could adversely affect our ability to maintain and grow our exchange networks membership and could adversely affect our business, financial condition and results of operations.

Vacation property developers rely on the credit markets for receivables financing used to fund their sales and marketing efforts and for financing new development. If receivables financing or financing for development of resorts is unavailable or is only available on unacceptable terms, developers may scale back or even cease operations, including sales and marketing efforts and development of resorts, sources of new members for our exchange networks. In addition, developers may seek to extend or adjust payment terms with us.

Inability to obtain financing on acceptable terms, or at all, has led to and may continue to lead to insolvency of resort developers affiliated with our exchange networks, which in turn could reduce or stop the flow of new members from their resorts and also could adversely affect the operations and desirability of exchange with those resorts if the developer's insolvency impacts the management of the resorts. In some cases a developer in bankruptcy could terminate its existing relationship with us. Insolvency of one or more developers that in the aggregate have significant obligations owed to us could cause impairments to certain receivables and assets which could have a material adverse effect on our results of operations.

Insolvency of a number of properties managed by us, particularly one or more of our largest managed properties, could materially adversely affect the Management and Rental segment's business, financial condition and results of operations. In addition, a lack of available credit for consumers also could result in a decrease in potential purchasers of vacation interests who would otherwise become members or participants in our exchange networks and a decrease in potential purchasers of vacation properties where we manage properties. This could have a material adverse effect on our business, financial condition and results of operations.

Consolidation of Developers—Consolidation of developers could adversely affect our business, financial condition and results of operations

The industry has been in a period of consolidation, which may continue. When developers that have affiliation agreements with the Interval Network are acquired, they may choose not to continue the agreement or renew at the end of the current term. If we are unable to obtain or retain business relationships with the resultant resort developers, our results of operations may be materially adversely affected.

Competition—The industries in which our businesses operate are highly competitive and these businesses are subject to risks relating to competition that may adversely affect our performance.

Our businesses will be adversely impacted if they cannot compete effectively in their respective industries, each of which is highly competitive. Some of our competitors have significantly greater financial, marketing and other resources than we have. In particular, in the case of our Interval Network, its primary competitor, RCI, is larger. Through the resources of its corporate affiliates, particularly, Wyndham Vacation Ownership, Inc., itself engaged in vacation ownership sales, RCI may have greater access to a significant segment of new vacation ownership purchasers and a broader platform for participating in industry consolidation. Our Management and Rental businesses compete with other vacation properties and managers including larger management companies and their managed properties. Competitive pressures may cause us to reduce our fee structure or potentially modify our business models, which could adversely affect our business, financial condition and results of operations.

We believe that developers will continue to create, operate and expand internal reservation and exchange systems, which decreases their reliance on vacation ownership membership programs, including those offered by us, and could adversely impact the supply of resort accommodations available through our exchange networks. The effects on our business are more pronounced as the proportion of corporate members in the Interval Network increases. The vacation ownership industry has and may continue to experience consolidation through the acquisition of vacation ownership developers by other developers, which may result in the diversion of exchange membership and other business.

Third Party Relationships—We depend on relationships with developers, members and other vacation property owners and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our Interval Network business is dependent upon vacation ownership developers for new members and upon members and participants to renew their existing memberships and otherwise engage in transactions. Developers and members also supply resort accommodations for use in exchanges and Getaways. Our Management and Rental businesses are dependent upon vacation property and hotel owners and homeowners associations for vacation properties to manage and rent to vacationers. The Interval Network has established multi-year relationships with numerous developers pursuant to exclusive affiliation agreements and we believe that relationships with these entities are generally strong, but these historical relationships may not continue in the future. During each year, the affiliation agreements for several of the Interval Network's largest new member-producing developers are scheduled to renew. The non-renewal of an affiliation agreement will adversely affect our ability to secure new members for our programs from the non-renewing resort or developer, and will result in the loss of existing Interval Network members (and their vacation interests) at the end of their current membership to the extent that we do not secure membership renewals directly from such members. In addition, we may be unable to negotiate new affiliation agreements with resort developers or secure renewals with existing members in our exchange programs, and our failure to do so would result in decreases in the number of new and/or existing members, the supply of resort accommodations available through our exchange networks and related revenue.

If we are unable to obtain sufficient renewals of affiliations with resorts and memberships with consumers or to enter into new affiliation agreements, this could have a material adverse effect on our business, financial condition and results of operations. We are currently negotiating renewals with several large developers with corporate members, the loss of which could materially impact our business, financial condition and results of operations. Our ability to maintain existing or negotiate new affiliation agreements may be adversely impacted by the continued creation and operation of internal reservation and exchange systems by developers, as well as by consolidation in the vacation ownership industry.

Similarly, the failure of our Management and Rental businesses to maintain existing or negotiate new hotel, resort and homeowners association management agreements and/or rental services arrangements with vacation property owners, as a result of the sale of property to third parties, contract dispute or otherwise, or the failure of vacationers to book vacation rentals through these businesses would result in a decrease in related revenue, which would have an adverse effect on our business, financial condition and results of operations. The loss of one or more of our largest management agreements could materially impact the business, financial condition and results of operations of our Management and Rental businesses.

Inventory—Changes in deposit and demand patterns for inventory may adversely affect our profits.

Our Interval Network transaction levels are influenced by the supply of inventory in the system and the demand for such available inventory. The availability of exchange inventory is dependent on it being deposited into the system, directly by a member in support of a current or future exchange request or, in some cases, by a developer on behalf of its owners to support their anticipated exchanges.

A number of factors may impact the supply and demand of inventory. For example, economic conditions may negatively impact our members' desire to travel, often resulting in an increase in the number of deposits made as a means of preserving the inventory's value for exchange at a later date when the member is ready to travel, while reducing the demand for inventory which is then available for exchange. Also, destination-specific factors such as regional health and safety concerns, the occurrence or threat of natural disasters and weather may decrease our members' desire to travel or exchange to a given destination, resulting in an increased supply of, but a decreased demand for, inventory from this destination. At other times, inventory may not be as available to the Interval system because owners are choosing to travel to their home resorts. In these instances, the demand for exchange inventory may be greater than the inventory available. In addition, the predictions we use to manage inventory may prove incorrect. Where the supply and demand of inventory do not keep pace, transactions may decrease or we may elect to purchase additional inventory to fulfill the demand, which could negatively affect our profits and margin.

Vacation Rental Revenue—Our success is dependent, in part, on revenue from vacation rentals and, if consumer demand for vacation rentals falls materially below historic levels, our business, financial condition and results of operations could be adversely affected.

General economic conditions can negatively affect demand for our rentals of vacation accommodations to our members and other vacationers, leading us to decrease pricing and resulting in reduced revenue from vacation rentals. Failure of our management and rental business to secure a sufficient number of vacationers for accommodations we manage could also result in increased obligations under guaranteed dollar amount or specified percentage provisions of certain hotel and resort management agreements and, ultimately, could affect our ability to obtain and maintain management agreements with vacation property owners. We also actively seek to provide vacation rental services to resorts participating in our exchange networks. Any material or prolonged decrease in demand and/or pricing for vacation rentals would further impact our revenue and, if materially below historical levels, could have a material adverse effect on our business, financial condition and results of operations.

Debt Covenants—Restrictive covenants in our debt instruments could limit our flexibility or otherwise restrict our business activities.

As of December 31, 2012, we had total debt of approximately $260.0 million borrowed under our senior secured revolving credit facility. We also had an additional $240.0 million, net of any letters of credit usage, available for borrowing under the credit facility at that date. We may also incur significant additional indebtedness in the future. Our indebtedness and the restrictive covenants contained in our credit facility may, among other things:

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- require us to use a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to less leveraged competitors; and
- increase our vulnerability to the impact of adverse economic and industry conditions; and
- expose us to the risk of increased interest rates because our borrowings under our credit facility, are at variable interest rates.

Key Personnel—Loss of one or more of our key personnel could adversely affect our relationships with third parties, business, financial condition and results of operations.

Our operations require managerial and operational expertise as well as the maintenance of relationships with resort developers and other third parties. In particular, we are dependent upon the management skills and continued services of several members of our senior management team, including Craig M. Nash, our Chief Executive Officer, and Jeanette E. Marbert, our Chief Operating Officer; and with respect to the Management and Rental business, Kelvin M. Bloom, President of Aston Hotels & Resorts. The failure of such key personnel to continue to be active in management of our businesses could have a material adverse effect on relationships with third parties, business, financial condition and results of operations. In addition, our agreements with a few developers allow the developer a limited termination right in the event that two or more of these individuals who are involved in the Interval Network are no longer with our company, generally in association with a material adverse impact. We do not maintain key employee insurance for any of our officers and employees.

Adverse Events and Trends in Key Vacation Destinations—Events and trends in key vacation destinations could adversely affect our business, financial condition and results of operations.

A substantial percentage of the vacation ownership resorts currently participating in Interval's exchange networks are located in Florida, Hawaii, Las Vegas, Mexico and Southern California, and a majority of the vacation properties for which we provide management and rental services are located in Hawaii. Approximately $127.0 million, $122.6 million and $111.0 million of 2012, 2011 and 2010 revenue, respectively, which excludes the Management and Rental segment pass-through revenue, was generated from travel to properties located in all of these locations as well as hotel, resort and homeowners association management services performed in these locations. As a result, our ongoing ability to successfully process confirmed vacations for members, as well as our ability to find vacationers for accommodations managed or marketed by us, is largely dependent on the continued desirability of these areas as key vacation destinations. Any significant shift in travel demand for one or more of these key destinations or any adverse impact on transportation to them, such as decreased airlift, natural disasters, regional violence, terrorism or increased travel costs, could have a material adverse effect on our business, financial condition and results of operations.

In addition, the same events that affect demand to one or more of these key destinations could significantly reduce the number of accommodations available for exchanges, Getaways or rental to vacationers, as well as the need for vacation rental and property management services generally. Accordingly, any such event could have a material adverse effect on our business, financial condition and results of operations, the impact of which could be prolonged. Similarly, the effects of climate change may cause these locations to become less appealing to vacation owners as a result of temperature changes, more severe weather or changes to coastal areas which could adversely affect our business.

International Operations—We operate in a number of international markets, which exposes us to additional risks that could adversely affect our business, financial condition and results of operations.

Revenue from international operations for the years ended December 31, 2012, 2011, and 2010 was $67.2 million, $64.7 million, and $63.2 million, respectively. We continue to seek to invest in our Membership and Exchange business in various international markets.

In order to achieve widespread acceptance in international markets, we must continue to successfully tailor our services to the unique customs and cultures of relevant countries and markets. Learning the customs and cultures of various countries and markets can be difficult and costly, and the failure to do so could slow international growth. Operating in international markets also exposes us to additional risks, including, among others, changes in regulatory requirements, including taxation, limits on our ability to sell products and services and enforce intellectual property rights and difficulties in managing operations due to distance, language and cultural differences, including issues associated with staffing and managing foreign operations. Also, in particular, significant fluctuations in the value of the U.S. dollar relative to certain foreign currencies could have an adverse effect on our results of operations due to the effects of translation of local currency balances and results into U.S. dollars. We do not currently engage in hedging transactions designed to reduce our exposure to foreign currency risk.

We are also exposed to risks associated with the repatriation of cash from certain of our foreign operations to the United States. Currently, we conduct business in Venezuela where currency restrictions exist, limiting our ability to immediately access cash through repatriations. As of December 31, 2012, we had $5.1 million of unrealized loss in other comprehensive income within stockholders' equity pertaining to our Venezuela entity, until such time we sell or liquidate our investment. Furthermore, other countries in which we maintain operations may impose limitations on the repatriation of cash from such countries now or in the future. Any limitation on us to transfer significant cash across borders from our international operations pertaining to intercompany debt or intercompany trade payables, if any, could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions and Strategic Arrangements—We may experience financial and operational risks in connection with acquisitions and strategic arrangements.

We acquired Trading Places International in November 2010 and Vacation Resorts International in February 2012 and intend to selectively pursue other acquisitions. However, we may be unable to identify attractive acquisition candidates or complete transactions on favorable terms. In addition, in the case of acquired businesses, we will need to:

- successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;
- maintain third party relationships previously established by acquired companies;
- retain senior management and other key personnel at acquired businesses; and
- successfully manage acquisition-related strain on our and/or the acquired businesses' management, operations and financial resources.

We may not be successful in addressing these challenges or any others encountered in connection with historical and future acquisitions. In addition, the anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and/or the assumption of contingent liabilities. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

We also intend to selectively enter into joint ventures and other strategic arrangements to provide new products and services complementary to those currently offered by our businesses. However, we may be unable to successfully enter into these arrangements on favorable terms or launch related products and services or such products and services may not gain market acceptance or be profitable. The failure to develop and execute any such initiatives on a cost-effective basis could have an adverse effect on our business, financial condition and results of operations.

Impairment of Assets—Goodwill and other intangible and long-lived assets associated with businesses we acquire may become impaired which could adversely affect our business, financial condition and results of operations.

The performance of the businesses that we acquire may not meet the financial projections anticipated at acquisition or may be impacted by one or more unfavorable events or circumstances. This could negatively affect the value of goodwill and other intangible assets, as well as long-lived assets, that we have acquired and may require us to test the applicable reporting unit and/or asset for impairment. If following the test, we determine that we should record an impairment charge, our business, financial condition and results of operations may be adversely affected.

Advances and Extensions of Credit—Our results may be adversely affected if third parties who receive loans, advances or other credit from us are unable to repay.

In connection with obtaining or extending business relationships with our clients, on occasion we provide loans, advances and other credit. To the extent that these clients are unable to repay these amounts and they are not fully secured by collateral, our results of operations could be materially adversely affected.

Sufficiency of Maintenance Fee Collection—Our continued management of homeowners associations depends on their ability to collect sufficient maintenances fees.

Our management fees from homeowners associations are derived from maintenance fees levied on the owners by the associations. These maintenance fees also fund the operation, maintenance and improvements for the property. Because the properties that we manage are controlled by independent homeowners associations they do not receive subsidies or resale services for foreclosed inventory from the developer. Once an association begins to experience a high default rate, if it is unable to foreclose and resell units to paying owners, the situation worsens as the maintenance fees on remaining owners continually increase to cover expenses. If the homeowners associations that we manage are unable to levy and collect sufficient maintenance fees to cover the costs to operate and maintain the resort properties, such properties may be forced to close or file bankruptcy and may terminate our management.

Control of Managed Resorts—Our management agreements with home owners associations may not be renewed if an entity that offers management services acquires sufficient interests in the resort.

The homeowners associations that engage us to manage their resorts are operated through an elected board. Entities that offer management services have acquired, or may acquire, a number of vacation interests that may be voted to influence the composition of the homeowners association board. To the extent that an entity offering management services is able to influence the membership or decision-making of the homeowners association board based on their ownership of interests at the resort, our management agreements may not be renewed and our business and results of operations may be adversely affected.

New Products and Services—We may not be able to achieve our strategic objectives through new products and initiatives.

In order to support our strategic objectives, we have introduced new products and services and expect to continue to do so in the future. Launching new products and services involves a number of risks including the ability to achieve the anticipated level of market acceptance and to manage the costs and timeliness of rolling-out the product or service. If we are unable to gain market acceptance, experience substantial delays or are required to expend significantly more than expected, our business and results of operations may be materially adversely affected.

Property Renovations—A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations could adversely affect our business, financial condition and results of operations.

Several of the vacation rental properties for which we provide management and rental services are expected to undergo significant renovations over the next few years. These renovations may result in a decrease in the supply of vacation rental accommodations available to vacationers during the applicable renovation periods. Furthermore, ongoing renovations at a particular property may negatively impact the desirability of the property as a vacation destination. A significant decrease in the supply of available vacation rental accommodations and the need for vacation rental services during renovation periods, coupled with the inability to attract vacationers to properties undergoing renovations, could have an adverse effect on our business, financial condition and results of operations.

Compliance and Changing Laws, Rules and Regulations—The failure of our businesses to comply with extensive regulatory requirements, or to obtain and maintain required licenses and rights, could adversely affect our business, financial condition and results of operations.

Our businesses are subject to various laws, rules and regulations on a global basis, including those specific to the vacation ownership industry, as well as those applicable to businesses generally, such as consumer protection, securities and sales, use, value-added and other tax laws, rules and regulations. While we believe that the operations and practices of our businesses have been structured in a manner to ensure material compliance with applicable laws, rules and regulations, the relevant regulatory authorities may take a contrary position. The failure of our businesses to comply with applicable laws, rules and regulations, or to obtain required licenses or rights, could have a material adverse effect on our business, financial condition and results of operations. In addition, unfavorable changes in the laws, rules and regulations applicable to our businesses, including those related to the imposition of taxes, could decrease demand for the services offered by our businesses, increase costs and/or subject us to additional liabilities, which could have an adverse effect on our business, financial condition and results of operations.

The vacation ownership industry is subject to extensive regulation in the United States and elsewhere, which generally requires vacation ownership resort developers to follow certain procedures in connection with the sale and marketing of vacation interests, including the filing of offering statements with relevant governmental authorities for approval and the delivery to prospective purchasers of certain information relating to the terms of the purchase and use, including rescission rights. Although not all of these regulations affect us directly, such regulations indirectly affect us because of the requirements placed on resort developers that participate in our exchange networks. As a result, any negative change in the regulatory environment within the vacation ownership industry could have a material adverse effect on our business, financial condition and results of operations.

Our vacation rental operations are directly subject to a number of licensing requirements, as well as certain laws and regulations relating to consumer protection, particularly, those associated with hotel and resort management, including those relating to the preparation and sale of food and beverages, liquor service and health, safety and accessibility of managed premises. The failure of our Management and Rental businesses to comply with applicable laws, rules and regulations, or to obtain required licenses or rights, could have a material adverse effect on our business, financial condition and results of operations.

Maintenance of Systems and Infrastructure—Our success depends, in part, on the integrity of our systems and infrastructure. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and any lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in the systems and infrastructures of our businesses and/or third parties, or deterioration in the performance of these systems and infrastructure, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions.

Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructure at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems for certain aspects of their operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial conditions and results of operations.

Technology Rearchitecture—Business interruptions, cost overruns or project delays in connection with the rearchitecture of our proprietary technology infrastructure may materially adversely affect our business.

We are in the process of developing a rearchitecture of our proprietary technology. We have committed significant resources to this rearchitecture project, which is expected to be phased in over several years. This rearchitecture is extremely complex, in part, because of the wide range of processes and the legacy systems involved. The first phase was launched in the fourth quarter of 2010 and we experienced system instability which impacted the business operations. As we continue this process, we are using a controlled project plan and change control process that we believe will provide for the adequate allocation of resources. However, a divergence from these may result in cost overruns or project delays. If the systems do not operate as expected, this could impact our ability to perform necessary business operations, which could materially adversely affect our business.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or requirements imposed by credit card companies.

In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

A company processing, storing, or transmitting payment card data must be compliant with Payment Card Industry-Data Security Standards, or PCI-DSS, or risk losing its ability to process credit card payments and being audited and/or fined. As of December 31, 2012, we believe our Interval business is compliant with these standards and our Aston, VRI and TPI businesses are working to become fully compliant. Failure to obtain or maintain PCI-DSS compliance could result in our inability to accept credit card payments or subject us to penalties and thus could have a material negative effect on our operations. Changes in these security standards may cause us to incur significant unanticipated expenses to meet new requirements.

Online Security Risks—We are subject to online security risks, including security breaches and identity theft and the related requirements imposed by credit card companies.

Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of our businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations. Any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

Intellectual Property—We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing, which could adversely affect our business, financial condition and results of operations.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, will likely be protracted and expensive and could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

Takeover Defenses—Our rights plan, charter provisions and terms of our debt agreements may affect the likelihood of a takeover or change of control of ILG.

We have in place a stockholders' rights plan and certain charter provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company that are not approved by our board. In particular, our charter provides that stockholders may not act by written consent and that the board has the power to issue shares of preferred stock with such designation, powers, preferences, and rights as the board shall determine. The transactions that may be deterred, delayed or prevented might have allowed our stockholders to receive a premium for their shares over then-current market prices. In addition, under our senior credit facility, a change of control (as defined in the credit agreement) constitutes an event of default, entitling our lenders to terminate the facility and require us to repay outstanding borrowings. As a result, the provisions of this agreement also may affect the likelihood of a takeover or other change of control.

Dividends—We may not continue paying dividends at the same rate or at all.

While we began paying quarterly dividends in 2012, we may be unable to continue to pay dividends at this rate or at all based on covenants in our credit agreement or if we do not have sufficient surplus under Delaware law. In December 2012, we accelerated the payment of the dividend that would otherwise have been paid during the first quarter of 2013; however, we may not accelerate future dividend payments. Our board of directors may also determine not to declare dividends if the board deems this action to be in our company's best interests. Discontinuing payment of dividends could change the manner, timing and/or ability to realize gains on investment in our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of the date hereof, ILG conducts operations through 35 offices in 17 countries, of which 16 offices are within the U.S. and 19 offices are outside of the United States. ILG's global headquarters is located in Miami, Florida and occupies approximately 100,000 square feet of office space under a long-term lease expiring in December 2020. We also operate a call center in Miami with approximately 60,000 square feet under a long-term lease expiring in October 2016. Our Membership and Exchange business' European headquarters is located in London, England and occupies approximately 24,000 square feet of office space under a long-term lease which expires in September 2021, while its Asian headquarters is located in Singapore and occupies approximately 5,500 square feet of office space expiring in August 2015.

The Management and Rental segment is headquartered in Honolulu, Hawaii and Orange County, California. We have approximately 18,000 square feet of office space in Honolulu under a lease expiring in October 2019 and approximately 45,000 square feet of office space in Orange County under leases expiring between September 2014 and March 2015.

Item 3. Legal Proceedings.

Rules of the Securities and Exchange Commission require the description of material pending legal proceedings, other than ordinary, routine litigation incidental to ILG's business, and advise that proceedings ordinarily need not be described if they primarily involve damages for claims in amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters which ILG and its subsidiaries are defending, involves or is likely to involve amounts of that magnitude.

Item 4. Mine Safety Disclosures.

Not applicable

Executive Officers of the Registrant

See Part III, Item 10 of this report for information about our executive officers.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has been listed on The NASDAQ Stock Market Global Select Market under the ticker symbol "IILG" since August 2008. Prior to that time there was no public market for our common stock. The table below sets forth the high and low sales prices per share for ILG common stock as reported on NASDAQ, for the calendar periods indicated.

	High	Low
Year Ended December 31, 2012		
Fourth Quarter	$20.38	$16.90
Third Quarter	$20.70	$17.62
Second Quarter	$20.24	$15.76
First Quarter	$17.70	$12.67

	High	Low
Year Ended December 31, 2011		
Fourth Quarter	$14.99	$12.31
Third Quarter	$14.75	$10.19
Second Quarter	$16.78	$12.48
First Quarter	$17.94	$14.59

As of February 20, 2013, there were approximately 1,700 holders of record of our common stock and the closing price of ILG common stock was $20.63. Because many of the outstanding shares of ILG common stock are held by brokers and other institutions on behalf of stockholders, ILG is not able to estimate the total number of beneficial stockholders represented by these record holders.

Dividend Policy

In March 2012, our Board of Directors announced the beginning of our quarterly dividend payments which, to date, have been declared and paid at a rate of $0.10 per share. In December 2012, we accelerated the payment of the dividend that would otherwise have been paid during the first quarter of 2013. We currently expect to declare and pay quarterly dividends of $0.11 per share beginning with the payment in the second quarter 2013. However, the actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board of Directors each quarter and will depend upon our results of operations, cash requirements and surplus, financial condition, legal requirements, capital requirements relating to business initiatives, investments and acquisitions and other factors that our Board of Directors may deem relevant. In addition, our senior secured credit agreement limits the amount and our ability to pay cash dividends under certain circumstances.

Unregistered Sales of Equity Securities

During the year ended December 31, 2012, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

The following table sets forth information with respect to purchases of shares of our common stock, excluding commissions, made during the quarter ended December 31, 2012 by or on behalf of ILG or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act. All purchases were made in accordance with Rule 10b-18 of the Exchange Act.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchase Under the Plans or Programs(1)
October 2012	—	—	1,697,360	$4,120,479
November 2012	—	—	1,697,360	$4,120,479
December 2012	—	—	1,697,360	$4,120,479

(1) On August 4, 2011, we announced that our Board of Directors had authorized the repurchase of up to $25 million of our common stock, excluding commissions. There is no time restriction on this authorization and repurchases may be made in the open-market or through privately negotiated transactions.

Performance Comparison Graph

The performance graph is not deemed filed with the SEC and shall not be deemed incorporated by reference into any of our prior or future filings made with the SEC.

The following graph covers the period from August 12, 2008 to December 31, 2012, assuming $100 was invested on August 12, 2008 in ILG common stock, and in each of the Russell 2000 in which our stock has been included since June 2009, and a peer group of companies in the Russell 2000 with the Hotels, Restaurant and Leisure GICS code 253010 (a list of these companies is provided below). The graph assumes that all dividends were reinvested on the date of payment without payment of any commissions. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of Cumulative Total Return


Interval Leisure Group, Inc
Russell 2000 Index
Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/12/2008
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012

ASSUMES $100 INVESTED ON AUGUST 12, 2008
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2012

Company/Index/Market	8/12/2008	12/31/08	12/31/09	12/31/2010	12/31/2011	12/31/2012
Interval Leisure Group, Inc.	$100.00	$40.83	$94.47	$122.27	$103.11	$150.94
Russell 2000 Index	$100.00	$67.56	$85.91	$108.99	$104.44	$121.52
Peer Group	$100.00	$59.25	$79.99	$102.23	$ 99.71	$125.96

Companies included in peer group index with GICS Code 253010:

AFC Enterprises Inc.
Ameristar Casinos Inc.
Biglari Holdings Inc.
Bjs Restaurants Inc.
Bloomin' Brands Inc.
Bluegreen Corp.
Bob Evans Farms Inc.
Boyd Gaming Corp.
Bravo Brio Restaurant Group Inc.
Buffalo Wild Wings Inc.
The Cheesecake Factory Inc.
Carrols Restaurant Group Inc.
Caesar's Entertainment Company
CEC Entertainment Inc.
Churchill Downs Inc.
Chuy's Holdings Company
Cracker Barrel Old Country Store
Del Frisco's Restaurant Group
Dennys Corp.
Dineequity Inc.
Dominos Pizza Inc.
Fiesta Restaurant Group
Frisch's Restaurants Inc.
Einstein Noah Restaurant Group Inc.
Ignite Restaurant Group Inc.
International Speedway Corp.
Interval Leisure Group Inc.
Isle Of Capri Casinos Inc.
Jack In The Box Inc.
Jamba Inc.
Krispy Kreme Doughnuts Inc.
Lifetime Fitness Inc.
Luby's Inc.
Marcus Corporation
Marriott Vacations Worldwide Corp.
Monarch Casino & Resort Inc.
Morgans Hotel Group Company
MTR Gaming Group Inc.
Multimedia Games Holding Company
Nathan's Famous Inc.
Orient Express Hotels Limited
Papa John's International Inc.
Pinnacle Entertainment Inc.
Premier Exhibitions Inc.
Red Lion Hotels Corp.
Red Robin Gourmet Burgers Inc.
Ruby Tuesday Inc.
Ruth's Hospitality Group Inc.
Scientific Games Corp.
SHFL Entertainment Inc.
Six Flags Entertainment Corp.
Sonic Corp.
Speedway Motorsports Inc.
Texas Roadhouse Inc.
Town Sports International
Vail Resorts Inc.
WMS Industries

Item 6. Selected Financial Data

The following Selected Financial Data should be read in conjunction with the consolidated financial statements and notes thereto in Item 8 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Income" in Item 7 of this report.

Financial Information:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Statement of Income Data					
Revenue	$473,339	$428,794	$409,440	$404,986	$415,798
Operating income	109,781	98,784	104,477	101,217	75,222
Net income attributable to common stockholders	40,702	41,126	42,418	37,824	44,587
Adjusted net income(1)	51,959	41,126	42,418	37,824	44,587
EBITDA(1)	125,268	140,942	141,130	135,779	114,485
Adjusted EBITDA(1)	157,182	150,998	151,516	147,602	153,537
Earnings per Share Data(2)					
Basic	$ 0.72	$ 0.72	$ 0.75	$ 0.67	$ 0.79
Diluted	0.71	0.71	0.73	0.66	0.79
Adjusted Earnings per Share Data(1)					
Basic	$ 0.92	$ 0.72	$ 0.75	$ 0.67	$ 0.79
Diluted	0.91	0.71	0.73	0.66	0.79
Dividends Declared					
Dividends declared per common share	$ 0.50	—	—	—	—

	December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data					
Total assets	$906,920	$976,322	$978,384	$953,891	$933,129
Long-term debt, net of current portion	260,000	340,113	357,576	395,290	412,242
Stockholders' equity	272,066	248,685	221,212	172,827	126,060

Operating Statistics:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Membership and Exchange					
Total active members (000's)(3)	1,824	1,780	1,803	1,836	1,998
Average revenue per member(4)	$182.39	$182.71	$181.36	$175.56	$164.83
Management and Rental					
Available room nights (000's)(5)	1,497	1,537	1,613	1,580	1,594
RevPAR(6)	$130.28	$111.43	$ 95.79	$ 91.47	$117.08

Additional Data:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Membership and Exchange					
Transaction revenue(7)	$198,434	$192,297	$190,954	$189,777	$185,782
Membership fee revenue(8)	130,784	129,477	129,818	132,076	133,703
Ancillary member revenue(9)	6,976	7,371	8,709	8,430	8,641
Total member revenue	336,194	329,145	329,481	330,283	328,126
Other revenue	21,538	20,282	15,747	15,684	18,793
Total revenue	$357,732	$349,427	$345,228	$345,967	$346,919
Management and Rental					
Management fee and rental revenue	$ 54,946	$ 32,441	$ 22,694	$ 21,417	$ 28,561
Pass-through revenue(10)	60,661	46,926	41,518	37,602	40,318
Total revenue	$115,607	$ 79,367	$ 64,212	$ 59,019	$ 68,879
Management and Rental gross margin	30.5%	24.9%	21.3%	20.9%	26.0%
Management and Rental gross margin without pass-through	64.1%	60.9%	60.1%	57.5%	62.7%

(1) Refer to "ILG's Principles of Financial Reporting" within Item 7 of this annual report on Form 10-K for definitions of these non-GAAP measures. Additionally, refer to "Reconciliations of Non-GAAP Measures" within Item 7 for full reconciliations of these non-GAAP measures to their respective GAAP measures.

(2) For the year ended December 31, 2008, basic weighted average shares outstanding were computed using the number of shares of common stock outstanding immediately following the spin-off, as if such shares were outstanding for the entire period prior to the spin-off plus the weighted average of such shares outstanding following the spin-off date through December 31, 2008.

(3) Represents active members of the Interval Network as of the end of the period. Active members are members in good standing that have paid membership fees and any other applicable charges in full as of the end of the period or are within the allowed grace period.

(4) Represents membership fee revenue, transaction revenue and ancillary member revenue for the Interval Network for the applicable period divided by the monthly weighted average number of active members during the applicable period.

(5) Available Room Nights is the number of nights available at Aston managed vacation properties during the period, which excludes all rooms under renovation.

(6) Represents Gross Lodging Revenue divided by Available Room Nights during the period. Gross Lodging Revenue is total room revenue collected from all Aston-managed occupied rooms during the period.

(7) Represents Interval Network transactional and service fees paid primarily for exchanges, Getaways, reservation servicing, and related transactions.

(8) Represents fees paid for membership in the Interval Network.

(9) Includes revenue related to insurance and travel related services provided to Interval Network members.

(10) Represents the compensation and other employee-related costs directly associated with management of the properties that are included in both revenue and cost of sales and that are passed on to the property owners or homeowners associations without mark-up. Management believes presenting gross margin without these expenses provides management and investors a relevant period-over-period comparison.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Information

This annual report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "intends," "plans" and "believes," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Actual results could differ materially from those contained in the forward-looking statements included in this annual report for a variety of reasons, including, among others: adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries; adverse changes to, or interruptions in, relationships with third parties; lack of available financing for, or insolvency of developers; consolidation of developers; decreased demand from prospective purchasers of vacation interests; travel related health concerns; changes in our senior management; regulatory changes; our ability to compete effectively and successfully add new products and services; our ability to successfully manage and integrate acquisitions; impairment of assets; the restrictive covenants in our revolving credit facility; adverse events or trends in key vacation destinations; business interruptions in connection with our technology systems; ability of managed homeowners associations to collect sufficient maintenance fees; third parties not repaying advances or extensions of credit; and our ability to expand successfully in international markets and manage risks specific to international operations. Certain of these and other risks and uncertainties are discussed in our filings with the SEC, including in Item 1A "Risk Factors" of this report. In light of these risks and uncertainties, the forward looking statements discussed in this report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward looking statements, which only reflect the views of our management as of the date of this report. Except as required by applicable law, we do not undertake to update these forward-looking statements.

GENERAL

The following Management Discussion and Analysis provides a narrative of the results of operations and financial condition of ILG for the years ended December 31, 2012 and 2011, respectively. This section should be read in conjunction with the consolidated financial statements and accompanying notes included in this Form 10-K for the year ended December 31, 2012, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). This discussion includes the following sections:

- Management Overview
- Critical Accounting Policies and Estimates
- Results of Operations
- Financial Position, Liquidity and Capital Resources
- ILG's Principles of Financial Reporting
- Reconciliations of Non-GAAP Measures

MANAGEMENT OVERVIEW

History

ILG was incorporated as a Delaware corporation in May 2008 in connection with a plan by IAC/ InterActiveCorp, or IAC, to separate into five publicly traded companies, referred to as the "spin-off." ILG was formed to hold the membership and exchange and management and rental businesses, and commenced trading on The NASDAQ Stock Market in August 2008 under the symbol "IILG."

The Membership and Exchange operating segment consists of Interval International Inc.'s businesses, referred to as Interval, and the membership and exchange related line of business of TPI and VRI. The Management and Rental operating segment consists of Aston Hotels & Resorts, LLC and Maui Condo and Home, LLC, referred to as Aston, and the management and rental related line of business of VRI and TPI.

Basis of Presentation and Accounting Estimates

The accompanying consolidated financial statements have been prepared in accordance with GAAP and reflect the financial position and operating results of ILG. ILG's management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include: the recovery of goodwill and long-lived and other intangible assets; purchase price allocations; the determination of deferred income taxes including related valuation allowances; the determination of deferred revenue and membership costs; and the determination of stock-based compensation. In the opinion of ILG's management, the assumptions underlying the historical consolidated financial statements of ILG and its subsidiaries are reasonable.

General Description of our Business

ILG is a leading global provider of membership and leisure services to the vacation industry. We operate in two operating segments: Membership and Exchange and Management and Rental. Our principal operating segment, Membership and Exchange, offers travel and leisure related products and services to owners of vacation interests and others primarily through various membership programs, as well as related services to resort developer clients. Management and Rental, our other business segment, provides hotel, condominium resort, timeshare resort and homeowners association management, and rental services to both vacation property owners and vacationers.

Membership and Exchange Services

Interval, the principal business comprising our Membership and Exchange segment, has been a leader in the membership and exchange services industry since its founding in 1976. As of December 31, 2012, Interval's primary operation is the Interval Network, a quality global vacation ownership membership exchange network with:

- a large and diversified base of participating resorts consisting of nearly 2,800 resorts located in over 75 countries, including both leading independent resort developers and branded hospitality companies; and
- approximately 1.8 million vacation ownership interest owners enrolled as members of the Interval Network.

Interval typically enters into multi-year contracts with developers of vacation ownership resorts, pursuant to which the resort developers agree to enroll all purchasers of vacation interests at the applicable resort as members of an Interval exchange program. In return, Interval provides enrolled purchasers with the ability to exchange the use and occupancy of their vacation interest at the home resort (generally for a period of one week) for the right to occupy accommodations at a different resort participating in an Interval exchange network. Through Interval's Getaways, members may rent resort accommodations for a fee without relinquishing the use of their vacation interest. In addition, Interval offers sales, marketing and operational support, consulting and back-office services, including reservation servicing, to certain resort developers participating in the Interval Network, upon their request and for additional consideration.

The Membership and Exchange segment earns most of its revenue from (i) fees paid for membership in the Interval Network and (ii) Interval Network transactional and service fees paid primarily for exchanges, Getaways, reservation servicing, and related transactions collectively referred to as "transaction revenue."

Management and Rental Services

We also provide management and rental services to hotels as well as condominium and timeshare resorts and their homeowners associations through Aston, VRI and TPI. Such vacation properties and hotels are not owned by us. Aston is based in Hawaii and concentrates largely on hotel and condominium resort management primarily in Hawaii, as well as vacation property rental and related services (including common area and owner association management services for condominium projects). TPI provides property management, vacation rental and homeowners association management services to timeshare resorts in the United States, Canada and Mexico. On February 28, 2012, we acquired VRI, the largest non-developer provider of resort and homeowners association management services to the shared ownership industry, determined by number of properties.

As of December 31, 2012, the businesses that comprise our Management and Rental segment provided management and rental services at over 200 vacation properties, resorts and club locations in North America as well as more limited management services to certain additional properties.

Revenue from the Management and Rental segment is derived principally from fees for hotel, condominium resort, timeshare resort and homeowners association management and rental services. Management fees consist of a base management fee and, in some instances for hotels or condominium resorts, an incentive management fee which is generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services either internally or through third party providers. A majority of Aston's hotel and condominium resort management agreements provide that owners receive either specified percentages of the revenue generated under our management or guaranteed dollar amounts. In these cases, the operating expenses for the rental operation are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages or amounts, and the Management and Rental segment either retains the balance (if any) as its management fee or makes up the deficit.

International Operations

International revenue increased 3.8% in 2012 compared to 2011 and increased 2.5% in 2011 compared to 2010. As a percentage of our total revenue, international revenue decreased to 14.2% in 2012, from 15.1% in 2011, and from 15.4% in 2010. The decrease in international revenue as a percentage of total revenue is impacted by the recent acquisitions of VRI and TPI which operate predominantly in the United States.

Other Factors Affecting Results

Membership and Exchange

The consolidation of resort developers driven by bankruptcies and the lack of receivables financing has resulted in a decrease in the flow of new members from point of sale to our exchange networks. While access to receivables financing has recovered, financing standards for consumers remain higher than those required several years ago. Additionally, a high proportion of sales by developers are to their existing owners, which does not result in new members to the Interval Network.

Our 2012 results were negatively affected by a shift in the percentage mix of our membership base from traditional, direct renewal members to corporate members who are renewed directly by the respective developer and tend to have a lower propensity to transact with us. Membership mix as of December 31, 2012 included 62% traditional and 38% corporate members, compared to 68% and 32%, respectively, as of December 31, 2011. Consequently, where possible, we structure our corporate membership arrangements to include reservation servicing and/or other revenue streams to mitigate the anticipated lower transaction propensity.

Management and Rental

Our Management and Rental segment results are susceptible to variations in economic conditions, particularly in its largest market, Hawaii. According to the Hawaii Tourism Authority, visitor arrivals by air in Hawaii increased 9.2% in 2012 compared to 2011. The increase in visitors is consistent with Aston's managed properties in Hawaii experiencing increases in occupancy, leading to an overall increase of 15.1% in revenue per available room ("RevPAR") in Hawaii in 2012 compared to 2011. The increase in RevPAR in Hawaii was predominantly driven by higher average daily rates and, to a lesser extent, higher occupancy.

As of the latest forecast (February 2013), the Hawaii Department for Business, Economic Development and Tourism, forecasts increases of 5.4% in visitors to Hawaii and 7.1% in visitor expenditures in 2013 when compared to 2012.

Business Acquisition

On February 28, 2012, we acquired VRI, the largest non-developer provider of resort and homeowners association management services to the shared ownership industry, determined by number of properties. VRI was consolidated into our financial statements as of the acquisition date and the financial effect of this acquisition was not material to our consolidated financial statements; however, the year-over-year comparability was affected as further discussed in our Results of Operations section.

Liquidity

On June 21, 2012, we entered into an amended and restated credit agreement which provides, among other things, a $500 million revolving credit facility, as further discussed in Note 5 of the consolidated financial statements included in this report. The interest rate on the amended and restated credit agreement is based on (at our election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.25%, or the Base Rate, as defined, plus a predetermined margin that ranges from 0.25% to 1.25%, in each case based on ILG's leverage ratio. On September 4, 2012, we redeemed all of our 9.5% senior notes at 100% of the principal amount plus accrued and unpaid interest to the redemption date, at which time the senior notes were no longer deemed to be outstanding and our obligations under the indenture, as previously supplemented, terminated. Additionally, the extinguishment of our senior notes resulted in a non-cash, pre-tax loss on extinguishment of debt of $17.9 million during the third quarter of 2012 principally pertaining to the acceleration of the original issue discount and the write-off of the related unamortized deferred debt issuance costs. This non-cash charge is presented as a separate line item within other income (expense) in our consolidated statement of income for the year ended December 31, 2012.

Outlook

Throughout 2012, the vacation ownership industry remained in a period of transition that resulted in the bankruptcy, restructuring and consolidation of developers as well as continued modifications to their business models. We expect additional consolidation and reorganizations within the industry into 2013. Additionally, we anticipate margin compression and increased competition in our membership and exchange business resulting from developers' proprietary clubs.

For the Management and Rental segment, we expect Aston's RevPAR to continue to show year-over-year improvement as its largest market, Hawaii, continues its tourism recovery and benefits from increases in airlift into the island chain; however, increases in airfare may negatively impact visitor arrivals from the mainland and temper growth.

Lastly, during the second quarter of 2012, the ownership and debt structure of one of Aston's largest managed properties was restructured. This caused Aston's management agreement for the property to be modified, Aston's compensation to be reduced and the remaining term to be shortened, with short-term renewals at the option of the new property owner. Consequently, during the second and third quarter we assessed the impact of these modifications on our Management and Rental operating segment to determine whether an interim impairment test of long-lived assets and goodwill and other indefinite-lived intangible assets was warranted. The result of these assessments did not indicate that assets might be impaired and, therefore, an interim impairment test was not warranted at that time. Additionally, as of October 1, 2012, we performed our annual impairment test on our goodwill and other intangible assets, as discussed in Note 3 of these consolidated financial statements, and concluded that the likelihood of impairment was below the "more-likely-than-not" threshold established in the applicable accounting guidance and, therefore, no further steps were warranted.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates which are based on historical experience and on various other judgments and assumptions that we believe are reasonable under the circumstances. Actual outcomes could differ from those estimates.

Our significant accounting policies are discussed in Note 2 accompanying our consolidated financial statements and should be reviewed in connection with the following discussion. Set forth below are the policies and estimates that we have identified as critical to our business operations and an understanding of our results of operations, based on the high degree of judgment or complexity in their application.

Revenue Recognition

Revenue, net of sales incentives, from membership fees from our Membership and Exchange segment is deferred and recognized over the terms of the applicable memberships, typically ranging from one to five years, on a straight-line basis. When multiple member benefits and services are provided over the term of the membership, revenue is recognized for each separable deliverable ratably over the membership period, as applicable. Generally, memberships are cancelable and refundable on a pro-rata basis, with the exception of our Platinum tier, which is non-refundable. Direct costs of acquiring members (primarily commissions) and certain fulfillment costs related to deferred membership revenue are also deferred and amortized on a straight-line basis over the terms of the applicable memberships or benefit period, whichever is shorter. The recognition of previously deferred revenue and expense is based on estimates derived from an aggregation of member-level data. Revenue from exchange and Getaway transactions is recognized when confirmation of the transaction is provided as the earnings process is complete. Reservation servicing revenue is recognized when service is performed or on a straight-line basis over the applicable service period depending on the specific contractual terms. All taxable revenue transactions are presented on a net-of-tax basis.

The Management and Rental segment's revenue is derived principally from fees for hotel, condominium resort, timeshare resort and homeowners association management and rental services. Management fees consist of base management fees, which are either fixed amounts or range from 1% to 5% of adjusted gross lodging revenue, various revenue sharing arrangements with condominium owners based on stated formulas or a percentage of adjusted gross lodging revenue, and incentive management fees for certain hotels and condominium resorts which are generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services either internally or through third party providers. Service fee revenue is recognized when the service is provided. In certain instances we arrange services which are provided directly to property owners. Transactions for these services do not impact our consolidated financial statements as they are not included in our results of operations. Additionally, in most cases, we employ on-site personnel to provide services such as housekeeping, maintenance and administration to property owners and homeowner associations under our management agreements. For such services, we recognize revenue in an amount equal to the expenses incurred.

Additionally, when we enter into multiple-element arrangements, we are required to determine whether the deliverables in these arrangements should be treated as separate units of accounting for revenue recognition purposes and, if so, how the contract price should be allocated to each element. We analyze our contracts upon execution to determine the appropriate revenue recognition accounting treatment. Our determination of whether to recognize revenue for separate deliverables will depend on the terms and specifics of our products and arrangements as well as the nature of changes to our existing products and services, if any. The allocation of contract revenue to the various elements does not change the total revenue recognized from a transaction or arrangement, but may impact the timing of revenue recognition.

Accounting for Business Combinations

In accordance with ASC Topic 805, "Business Combinations," when accounting for business combinations we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value as of the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets, estimated contingent consideration payments and/or pre-acquisition contingencies, all of which ultimately affect the fair value of goodwill established as of the acquisition date. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date and is then subsequently tested for impairment at least annually.

Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired entity and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

- the estimated fair value of the acquisition-related contingent consideration, which is performed using a probability-weighted income approach based upon the forecasted achievement of post-acquisition pre-determined targets;

- the future expected cash flows from sales of products and services and related contracts and agreements; and
- discount and long-term growth rates.

Unanticipated events and circumstances may occur which could affect the accuracy or validity of our assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes resulting from events that occur after the acquisition date, such as changes in our estimated fair value of the targets that are expected to be achieved, will be recognized in earnings in the period of the change in estimated fair value.

Recoverability of Goodwill and Other Intangible Assets

Our Policy

Goodwill and other intangible assets are significant components of our consolidated balance sheets. Our policies regarding the valuation of intangible assets affect the amount of future amortization and possible impairment charges we may incur. Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as consumer spending habits and general economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In accordance with ASC Topic 350, "Intangibles—Goodwill and Other," we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances. Goodwill is tested for impairment based on either a qualitative assessment or a two-step impairment test. We consider our Membership and Exchange and Management and Rental segments to be individual reporting units which are also individual operating segments of ILG. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date.

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions.

Qualitative Assessment

The qualitative assessment may be elected in any given year pursuant to ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 amended the testing of goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If entities determine, on the basis of qualitative factors, that it is more-likely-than-not (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit is below the carrying amount, the two-step impairment test would be required. The guidance also provides the option to skip the qualitative assessment in any given year and proceed directly with the two-step impairment test at our discretion.

Our qualitative assessment is performed for the purpose of assessing whether events or circumstances have occurred in the intervening period between the date of our last two-step impairment test (the "Baseline Valuation") and the date of our current annual impairment test which could adversely affect the comparison of our reporting units' fair value with its carrying amount. Examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount include macro-economic conditions such as deterioration in the entity's operating environment, industry or overall market conditions; reporting unit specific events such as increasing costs, declining financial performance, or loss of key personnel or contracts; or other events such as pending litigation, access to capital in the credit markets or a sustained decrease in ILG's stock price on either an absolute basis or relative to peers. If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, we are then required to perform a two-step impairment test on goodwill.

Two-step Impairment Test

The first step of the impairment test compares the fair value of each reporting unit with its carrying amount including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. Fair value measurements are generally determined through the use of valuation techniques that may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use in pricing the asset or liability.

Indefinite-Lived Intangible Assets

Our intangible assets with indefinite lives relate principally to trade names and trademarks. Pursuant to ASC 350, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to no longer be indefinite. Accordingly, we evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events or circumstances continue to support an indefinite useful life. As of December 31, 2012, there have been no changes to the indefinite life determination pertaining to these intangible assets.

In addition, an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded. However, subsequent to the issuance of ASU 2012-02 in July 2012, entities testing an indefinite-lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the likelihood of the indefinite-lived intangible asset being impaired is below a "more-likely-than-not" threshold (i.e., a likelihood of more than 50 percent), the entity would not need to calculate the fair value of the asset.

2012 Annual Impairment Test

As of October 1, 2012, we reviewed the carrying amount of goodwill and other intangible assets of each of our two reporting units. Goodwill assigned to the Membership and Exchange and Management and Rental reporting units as of this date was $483.5 million and $22.3 million, respectively. We performed a qualitative assessment on both our reporting units and concluded that it was more-likely-than-not that the fair value of each reporting unit exceeded its carrying amount and, therefore, a two-step impairment test was not necessary. As of December 31, 2012, we did not identify any triggering events which required an interim impairment test subsequent to our annual impairment test on October 1, 2012.

Key Estimates and Assumptions

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other key assumptions made by management, including discount rates, utilized in the valuation of certain identifiable assets. Deterioration in macroeconomic conditions or in our results of operations or unforeseen negative events could adversely affect either of our reporting units and lead to a revision of the estimates used to calculate fair value. These key estimates and forecasted operating results may or may not occur or may be revised by management which may require us to recognize impairment losses in the future.

The October 1, 2012 qualitative assessment we performed on our Membership and Exchange reporting unit considered the substantial passing margin of 77% realized in our October 1, 2011 Baseline Valuation and the following measures of sensitivity, calculated by holding other variables constant, when comparing our Baseline Valuation against the events and circumstances specific to the intervening period ending October 1, 2012:

- The EBITDA multiple required to fail step-one of the Baseline Valuation would require a multiple less than half of what was used in the Baseline Valuation.
- The discount rate required to fail step-one of the Baseline Valuation would require using a discount rate more than double the rate used in the Baseline Valuation.
- Our long-term (residual) growth rates needed for the Baseline Valuation to fail step-one would require a significant and prolonged period of negative growth given the substantial passing margin.

Our 2012 qualitative assessment did not lead us to believe any of the above hypothetical sensitivity measures were more-likely-than-not to have occurred in the period between our Baseline Valuation and our October 1, 2012 testing date.

With respect to the Baseline Valuation for our Membership and Exchange reporting unit, the primary examples of key estimates include our discount rate and forecasted sales growth rates. As previously noted, we used the average of an income approach and a market comparison approach to calculate the fair value of our reporting units in the Baseline Valuation. As a measure of sensitivity on the income approach, as of the date of our Baseline Valuation, a hypothetical 10% change in both our discount and long-term growth rates would result in a change of $400 million in the income approach fair value of the reporting unit, or approximately 29% of the excess of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our selected EBITDA multiple by 10% would result in a change of approximately $100 million in the Membership and Exchange reporting unit's market comparison approach fair value, or approximately 7% of the excess of the reporting unit's fair value over its carrying value.

The October 1, 2012 qualitative assessment we performed on our Management and Rental reporting unit considered the following measures of sensitivity, calculated by holding other variables constant, when comparing our Baseline Valuation against the events and circumstances specific to the intervening period ending October 1, 2012:

- The discount rate required to fail step-one of the Baseline Valuation would require using a discount rate that would be 14% higher than the rate used in the Baseline Valuation.
- An unfavorable change by 200% to our projected long-term (residual) growth rates would be needed for the Baseline Valuation to fail step-one.

- A sustained contraction in our projected EBITDA multiple, when compared against the EBITDA multiple selected as part of the Baseline Valuation, would be required to fail step-one.

Our 2012 qualitative assessment did not lead us to believe any of the above hypothetical sensitivity measures were more-likely-than-not to have occurred in the period between our Baseline Valuation and our October 1, 2012 testing date.

With respect to the Baseline Valuation for our Management and Rental reporting unit, the primary examples of key estimates include forecasted available and occupied room nights, average daily rates and long-term growth rates. As a measure of sensitivity on the income approach, as of the date of our Baseline Valuation, a hypothetical 10% change to all four forecasted key estimates would result in a change of approximately $11 million in our Management and Rental's income approach fair value, or approximately 40% of the excess of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our selected EBITDA multiple by 10% would result in a change of approximately $10 million in the reporting unit's market comparison approach fair value, or approximately 38% of the excess of the reporting unit's fair value over its carrying value.

The preceding sensitivities for our Membership and Exchange and Management and Rental reporting units exclude the impact of our February 28, 2012 acquisition of VRI, which we qualitatively assessed separately and concluded the likelihood of VRI's fair value failing to exceed its carrying amount was not above the more-likely-than-not threshold.

Key estimates and assumptions for both our reporting units can be impacted by certain potential events and changes in circumstances, as follows:

Events and trends in the vacation ownership, vacation rental and travel industries that could adversely affect consumers travel to and vacation in certain destinations and regions in which vacation rental and managed properties are located, including events such as:

- Declines in discretionary spending levels during general economic downturns.
- Inclement weather and/or natural disasters.
- Travel health concerns.
- Concerns related to terrorism, enhanced travel security measures and/or geographical conflicts.

Additionally, key estimates and assumptions for both our reporting units can be impacted by certain potential events and changes in circumstances specific to each reporting unit, such as:

Membership and Exchange

- A downturn or a weakening of the economy may cause decreased demand for purchases of vacation ownership interests, may increase default rates among current owners and may increase refund requests from our members.
- Lack of available financing for vacation property developers and consumers or the potential insolvency or consolidation of developers could adversely affect our ability to maintain and grow our exchange network membership which could adversely affect our business, financial condition and results of operations.
- Our ability to maintain and renew contractual relationships with vacation ownership developers that provide new members and supply of resort accommodations for use in exchanges or Getaways.
- Our ability to motivate members to renew their existing memberships and/or otherwise engage in transactions.

Management and Rental

- A downturn or a weakening of the economy may cause decreased demand for vacation rentals.
- The failure to maintain existing hotel, condominium resort and timeshare resort management and/or rental services arrangements with vacation property owners/homeowners associations, and/or insolvency of several properties managed by or marketed by the Management and Rental segment, particularly managed hotels.
- A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations.
- Inability of our managed homeowners associations to levy and collect sufficient maintenance fees to cover the costs to operate and maintain the resort properties; such properties may be forced to close or file bankruptcy and may terminate our management.

Recoverability of Long-Lived Assets

Our Policy

We review the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset (asset group) may be impaired. In accordance with guidance included within ASC Topic 360, "Property, Plant and Equipment," recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to future undiscounted cash flows expected to be generated by the asset (asset group). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows, we consider:

- only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group;
- our own assumptions about our use of the asset group and all available evidence when estimating future cash flows;
- potential events and changes in circumstance affecting our key estimates and assumptions;
- the existing service potential of the asset (asset group) at the date tested.

If an asset (asset group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (asset group) exceeds its fair value. When determining the fair value of the asset (asset group), we consider the highest and best use of the assets from a market-participant perspective. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would utilize to price the asset (asset group).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Assets to be abandoned, or from which no further benefit is expected, are written down to zero at the time that the determination is made and the assets are removed entirely from service.

Recoverability Test

The last recoverability test performed was as of March 31, 2010 on an asset group within our Management and Rental reporting unit as a consequence of that reporting unit failing step-one of the two-step process for testing goodwill for impairment. The resulting recoverability test concluded the asset group was not considered to be impaired. From that date through December 31, 2012, we have not identified events or changes in circumstances indicating that the carrying value of a long lived asset (or asset group) may be impaired; accordingly, a recoverability test has not been warranted.

Stock-Based Compensation

Stock-based compensation is accounted for under ASC Topic 718, "Compensation—Stock Compensation" ("ASC 718"). Compensation cost for stock awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units ("RSUs") is determined based on the number of shares granted and the quoted price of our common stock on that date, except for RSUs subject to relative total shareholder return performance criteria, which the fair value is based on a Monte Carlo simulation analysis as further discussed in Note 9 accompanying our consolidated financial statements. We grant awards subject to graded vesting (i.e. portions of the award vest at different times during the vesting period) or to cliff vesting (i.e. all awards vest at the end of the vesting period). Certain RSUs, in addition, are subject to attaining specific performance criteria. For RSUs to be settled in stock, the accounting charge is measured at the grant date fair value and expensed as non-cash compensation over the vesting term using the straight-line basis for service-only awards and the accelerated basis for performance-based awards with graded vesting. For certain cliff vesting awards with performance criteria, we also use anticipated future results in determining the fair value of the award. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line recognition method. The amount of stock-based compensation expense recognized in the consolidated statements of income is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark-to-market adjustments for changes in the price of the respective common stock as compensation expense.

Stock-based compensation is recorded within the same line item in our consolidated statements of income as the employee-related compensation of the award recipient, as disclosed in tabular format in Note 9 accompanying our consolidated financial statements.

Management must make certain estimates and assumptions regarding stock awards that will ultimately vest, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods for any changes to the estimated forfeiture rate from that previously estimated. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is equal to the portion of the grant-date value of the award tranche that is actually vested at that date. Actual results and future estimates may differ substantially from our current estimates.

As of December 31, 2012, ILG had approximately $10.9 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is currently expected to be recognized over a weighted average period of approximately 1.6 years. Of the $10.9 million of unrecognized compensation cost, 46.7% relates to an employee class group comprised of certain key employees for which we do not expect RSUs to be forfeited. For awards in which we expect forfeitures to occur, a 10% change to our estimated forfeiture rate would have an impact of less than $100,000 to our unrecognized compensation cost as of December 31, 2012.

Income Taxes

Accounting for our income taxes requires significant judgment in the evaluation of our uncertain tax positions and in the calculation of our provision for income taxes. Pursuant to ASC Topic 740 "Income Taxes" ("ASC 740"), we adopted a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate available evidence to determine if it appears more likely than not that an uncertain tax position will be sustained on an audit by a taxing authority, based solely on the technical merits of the tax position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settling the uncertain tax position.

Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. We adjust our reserves in light of changing facts and circumstances, such as the completion of a tax audit, expiration of the applicable statute of limitations, the refinement of an estimate, and interest accruals associated with uncertain tax positions until they are resolved. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See Note 10 accompanying our consolidated financial statement.

Our future effective tax rates could be affected by changes in our deferred tax assets or liabilities, the valuation of our uncertain tax positions, or by changes in tax laws, regulations, accounting principles, or interpretations thereof.

RESULTS OF OPERATIONS

Revenue

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Membership and Exchange					
Transaction revenue	$198,434	3.2%	$192,297	0.7%	$190,954
Membership fee revenue	130,784	1.0%	129,477	(0.3)%	129,818
Ancillary member revenue	6,976	(5.4)%	7,371	(15.4)%	8,709
Total member revenue	336,194	2.1%	329,145	(0.1)%	329,481
Other revenue	21,538	6.2%	20,282	28.8%	15,747
Total Membership and Exchange revenue	357,732	2.4%	349,427	1.2%	345,228
Management and Rental					
Management fee and rental revenue	54,946	69.4%	32,441	42.9%	22,694
Pass-through revenue	60,661	29.3%	46,926	13.0%	41,518
Total Management and Rental revenue	115,607	45.7%	79,367	23.6%	64,212
Total revenue	$473,339	10.4%	$428,794	4.7%	$409,440

2012 Compared to 2011

Revenue in 2012 increased $44.5 million, or 10.4%, from 2011. Membership and Exchange segment revenue increased $8.3 million, or 2.4%, in 2012 compared to the prior year period and Management and Rental segment revenue increased $36.2 million, or 45.7% from 2011.

Membership and Exchange

The increase of $8.3 million in Membership and Exchange revenue in 2012 is primarily driven by increases in transaction revenue and membership fee revenue of $6.1 million and $1.3 million, respectively, coupled with a rise in other revenue of $1.3 million. The rise in transaction revenue is mainly related to higher revenue from exchanges and Getaways of $1.9 million and increases in reservation servicing and other transaction related fees of $1.9 million and $2.3 million, respectively. Higher transaction revenue from exchanges and Getaways was due to a 4.7% increase in average fee per transaction, partially offset by a 3.5% decrease in exchange and Getaway transaction volume. Lower transaction volume is related to a shift in the percentage mix of our membership base from traditional to corporate members.

Total active members in the Interval Network at December 31, 2012 increased to approximately 1.82 million members as compared to approximately 1.78 million members at December 31, 2011, an increase of 2.4%. Membership fee revenue during 2012 rose $1.3 million, or 1.0%, compared to the prior year. This increase is largely due to greater penetration of Platinum memberships. The increase in other revenue for the year is primarily attributable to the membership and exchange related activities of TPI and the inclusion of VRI subsequent to our acquisition in February 2012. Overall Interval Network average revenue per member of $182.39 for 2012 is consistent with the prior year.

Management and Rental

The increase of $22.5 million, or 69.4%, in management fee and rental revenue includes $18.2 million of incremental VRI management fee revenue and a $2.0 million contribution from TPI largely related to property management contracts secured in August of 2011. Fee income earned from managed hotel and condominium resort properties at Aston increased $2.3 million, or 9.2%, in 2012 due to a 16.9% increase in RevPAR to $130.28 driven by a 9.8% higher average daily rate and a 6.5% improvement in occupancy rates during 2012 compared to 2011.

Pass-through revenue represents reimbursed compensation and other employee-related costs directly associated with managing properties that are included in both revenue and expenses and that are passed on to the property owners or homeowners association without mark-up. The increase of $13.7 million, or 29.3%, in pass-through revenue in 2012 is mostly related to our acquisition of VRI and, to a lesser extent, increases at Aston and TPI attributable to higher occupied room nights and new property management contracts, respectively.

2011 Compared to 2010

Revenue in 2011 increased $19.4 million, or 4.7%, from 2010. Membership and Exchange segment revenue increased $4.2 million, or 1.2%, in 2011 compared to the prior year period and Management and Rental segment revenue increased $15.2 million, or 23.6% from 2010.

Membership and Exchange

The increase of $4.2 million in Membership and Exchange segment revenue is due to an increase in other revenue of $4.5 million, or 28.8%, in 2011 compared to 2010 primarily related to the incremental TPI membership and exchange revenue due to our November 2010 acquisition of TPI.

Total active members in the Interval Network at December 31, 2011 decreased to approximately 1.78 million members as compared to approximately 1.80 million members at the end of the prior year, a decrease of 1.3%. Total member revenue, which primarily consists of Interval Network membership fees and transactional and service fees, decreased $0.3 million, or 0.1%. This decrease was primarily due to lower ancillary member revenue of $1.3 million, which primarily consists of travel agency related activities, and lower membership fee revenue of $0.3 million resulting from a decrease of 0.8% in average active members, partly offset by an increase in transaction revenue of $1.3 million. The increase in transaction revenue is a result of higher transaction related fees of $1.4 million and an increase of $0.6 million in transaction revenue from exchanges and Getaways, partly offset by a decrease of $0.7 million in reservation servicing fees. Higher transaction revenue from exchanges and

Getaways was due to a 3.7% increase in average fee per transaction, partially offset by a decrease of 3.2% in exchange and Getaway transaction activity, which reflects the effect of a shift in the mix and availability of exchange and Getaway inventory and changes in travel patterns experienced to a greater extent in the first half of 2011.

Overall Interval Network average revenue per member remained relatively flat, increasing 0.7% to $182.71 in 2011 from $181.36 in 2010.

Management and Rental

The increase of $9.7 million, or 42.9%, in management fee and rental revenue includes $7.1 million of incremental TPI management fee revenue due to a full year of TPI results. Fee income earned from managed hotel and condominium resort properties at Aston increased $2.7 million, or 12.1% in 2011 due to a 16.3% increase in RevPAR to $111.43 driven by an 11.1% higher average daily rate and a 4.7% improvement in occupancy rates during 2011 compared to 2010. The increase of $5.4 million, or 13.0%, in pass-through revenue is related to our acquisition of TPI.

Cost of Sales

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Membership and Exchange	$ 87,868	7.4%	$ 81,812	5.2%	$ 77,741
Management and Rental					
Management fee and rental expenses	19,730	55.6%	12,682	40.2%	9,045
Pass-through expenses	60,661	29.3%	46,926	13.0%	41,518
Total Management and Rental cost of sales	80,391	34.9%	59,608	17.9%	50,563
Total cost of sales	$168,259	19.0%	$141,420	10.2%	$128,304
As a percentage of total revenue	35.5%	7.8%	33.0%	5.2%	31.3%
As a percentage of total revenue excluding pass-through revenue	40.8%	10.1%	37.0%	6.2%	34.9%
Gross margin	64.5%	(3.8)%	67.0%	(2.4)%	68.7%
Gross margin without pass-through revenue/ expenses	73.9%	(1.8)%	75.3%	(1.5)%	76.4%

Cost of sales consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in servicing members of the Membership and Exchange segment and providing services to property owners and/or guests of the Management and Rental segment's managed vacation properties, as well as cost of rental inventory used primarily for Getaways included within the Membership and Exchange segment.

2012 Compared to 2011

Cost of sales in 2012 increased $26.8 million from 2011, consisting of an increase of $6.1 million from our Membership and Exchange segment and $20.8 million from our Management and Rental segment. Overall gross margin decreased by 257 basis points to 64.5% in 2012 compared to 67.0% in 2011, primarily due to increased gross profit contribution from our lower-margin Management and Rental segment relative to total ILG gross profit.

Gross margin for the Membership and Exchange segment decreased by 115 basis points during 2012 compared to the prior year. Cost of sales for this segment increased $6.1 million primarily due to an increase of $3.1 million in compensation and other employee related costs and $1.2 million in the cost of purchased inventory. The increase in compensation and other employee related costs mainly pertained to our call center and related member servicing activities which, coupled with an increase of $0.7 million in membership fulfillment related expenses, were in part attributable to an increase in the number of active members in our Interval Network resulting from the affiliation of two corporate accounts during the first half of 2012. The increase in the cost of purchased inventory was due to a higher proportion of purchased inventory utilized during 2012, partly offset by a decrease in the average cost per unit of this purchased inventory.

The increase of $20.8 million in cost of sales from the Management and Rental segment was primarily attributable to an increase of $13.7 million in segment pass-through revenue coupled with an increase of $6.1 million in other incremental expenses related to VRI and an increase of $0.6 million in compensation and other employee related costs at TPI. Gross margin for this segment increased by 557 basis points to 30.5% in 2012 compared to 2011. Our Management and Rental segment has lower gross margins than our Membership and Exchange segment largely due to the effect of pass-through revenue. Excluding the effect of pass-through revenue, gross margin for this segment increased by 318 basis points to 64.1% during 2012 compared to the prior year.

2011 Compared to 2010

Cost of sales in 2011 increased $13.1 million from 2010, consisting of an increase of $4.1 million from our Membership and Exchange segment and $9.0 million from our Management and Rental segment. Overall gross margin decreased by 164 basis points to 67.0% in 2011 compared to 68.7% in 2010, primarily due to increased gross profit contribution from our lower-margin Management and Rental segment.

Gross margin for the Membership and Exchange segment decreased by 89 basis points as compared to the prior year. Cost of sales for this segment increased $4.1 million primarily due to increases of $2.8 million in the cost of purchased rental inventory and $1.2 million of incremental TPI expenses following the acquisition. The increase in the cost of purchased inventory and a slightly higher proportion of purchased inventory utilized contributed to our decrease in gross margin in 2011.

The increase of $9.0 million in cost of sales from the Management and Rental segment was primarily attributable to an increase of $5.4 million in pass-through revenue coupled with an increase of $3.2 million in other incremental expenses both related to TPI. Gross margin for this segment increased by 364 basis points to 24.9% in 2011 compared to 2010. Excluding the effect of pass-through revenue, gross margin for this segment increased by 76 basis points to 60.9% during 2011 compared to the prior year.

Selling and Marketing Expense

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Selling and marketing expense	$53,559	0.1%	$53,504	5.4%	$50,755
As a percentage of total revenue	11.3%	(9.3)%	12.5%	0.7%	12.4%
As a percentage of total revenue excluding pass-through revenue	13.0%	(7.4)%	14.0%	1.6%	13.8%

Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales and sales support functions. Advertising and promotional expenditures primarily include printing costs of directories and magazines, promotions, tradeshows, agency fees, marketing fees and related commissions.

2012 Compared to 2011

Selling and marketing expense in 2012 remained relatively flat compared to 2011, increasing less than $0.1 million. As a percentage of total revenue and total revenue excluding pass-through revenue, sales and marketing expense decreased 9.3% and 7.4%, respectively, during 2012 compared to the prior year.

2011 Compared to 2010

Selling and marketing expense in 2011 increased $2.7 million from 2010 and remained consistent as a percentage of total revenue. The increase is primarily due to an incremental $1.1 million in overall compensation and other employee-related costs and increases in certain advertising and promotional expenditures, coupled with various other less significant cost increases.

General and Administrative Expense

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
General and administrative expense	$105,270	11.4%	$94,508	6.2%	$88,980
As a percentage of total revenue	22.2%	0.9%	22.0%	1.4%	21.7%
As a percentage of total revenue excluding pass-through revenue	25.5%	3.1%	24.7%	2.3%	24.2%

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, as well as facilities costs, fees for professional services and other company-wide benefits.

2012 Compared to 2011

General and administrative expense in 2012 increased $10.8 million from 2011, primarily due to an increase of $8.5 million in overall compensation and other employee-related costs, other incremental expenses of $2.9 million from VRI and higher IT maintenance and support services of $1.2 million, partly offset by a favorable net change of $1.7 million in the estimated fair value of contingent consideration related to an acquisition.

The $8.5 million increase in overall compensation and other employee-related costs was primarily due to $5.4 million of incremental compensation and other employee-related expenses from VRI, an increase of $1.6 million in health and welfare insurance expense due to higher self-insured claim activity in 2012, and various other increases in compensation and employee-related costs. These higher employee-related costs were partly offset by a decrease of $1.0 million in non-cash compensation expense mainly due to awards granted at spin-off, vesting fully during the third quarter of 2012, and $1.4 million of higher capitalized internal labor costs pertaining to internally developed software.

2011 Compared to 2010

General and administrative expense in 2011 increased $5.5 million from 2010, primarily due to an increase of $2.6 million in overall compensation and other employee-related costs, an increase of $1.1 million in professional fees, an increase of $1.2 million due to a change in the estimated fair value of contingent consideration related to an acquisition, and higher expenses of $0.9 million relating to IT and maintenance and support services. In addition, we experienced $0.2 million of higher net currency losses related to foreign currency remeasurements of operating assets and liabilities denominated in a currency other than the functional currency, and other increases of $1.2 million due to the inclusion of

TPI in our results of operations. These increases were partly offset by a favorable $1.4 million dollar change in our estimated accrual for the European Union Value Added Tax ("VAT") matter discussed in Note 12 accompanying our consolidated financial statements.

The increase of $1.1 million in professional fees primarily relates to lower capitalized external labor costs pertaining to internally developed software subsequent to the launch of iServices, our proprietary membership platform, in November 2010, and to $0.4 million of legal fees associated with an Aston legal proceeding.

The increase of $2.6 million in overall compensation and other employee-related costs was primarily due to $2.4 million of incremental salary and related expenses pertaining to TPI employees, $1.4 million of lower capitalized internal labor costs pertaining to internally developed software subsequent to the launch of iServices, and a $1.2 million increase in non-cash compensation expense primarily related to annual awards granted in March 2010 through March 2011. These increases were partially offset by a decrease of $2.2 million in employee-related health and welfare insurance expense.

Amortization Expense of Intangibles

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Amortization expense of intangibles	$23,041	(15.6)%	$27,301	3.5%	$26,387
As a percentage of total revenue	4.9%	(23.5)%	6.4%	(1.2)%	6.4%
As a percentage of total revenue excluding pass-through revenue	5.6%	(21.9)%	7.1%	(0.3)%	7.2%

2012 Compared to 2011

Amortization expense of intangibles for 2012 decreased $4.3 million from 2011 primarily due to certain intangible assets fully amortized by the end of the third quarter of 2012, partly offset by the incremental amortization expense pertaining to intangible assets resulting from the acquisition of VRI.

2011 Compared to 2010

Amortization expense of intangibles in 2011 was consistent with the 2010 period other than incremental amortization expense pertaining to recognized intangible assets related to the acquisition of TPI.

Depreciation Expense

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Depreciation expense	$13,429	1.1%	$13,277	26.0%	$10,537
As a percentage of total revenue	2.8%	(8.4)%	3.1%	20.3%	2.6%
As a percentage of total revenue excluding pass-through revenue	3.3%	(6.4)%	3.5%	21.4%	2.9%

2012 Compared to 2011

Depreciation expense for 2012 was relatively consistent compared with 2011, increasing by $0.2 million or 1.1%.

2011 Compared to 2010

Depreciation expense for 2011 as compared to 2010 increased $2.7 million primarily related to our iServices membership platform that was placed in service in the fourth quarter 2010 and, consequently, reflects a full year of depreciation in 2011.

Operating Income

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Membership and Exchange	$104,245	5.8%	$98,562	(6.7)%	$105,634
Management and Rental	5,536	NM	222	119.2%	(1,157)
Total operating income	$109,781	11.1%	$98,784	(5.4)%	$104,477
As a percentage of total revenue	23.2%	0.7%	23.0%	(9.7)%	25.5%
As a percentage of total revenue excluding pass-through revenue	26.6%	2.8%	25.9%	(8.9)%	28.4%

2012 Compared to 2011

Operating income in 2012 increased $11.0 million from the comparable period in 2011, consisting of an increase of $5.7 million from our Membership and Exchange segment and an increase of $5.3 million from our Management and Rental segment.

Operating income for our Membership and Exchange segment increased $5.7 million to $104.2 million in 2012 from 2011 due to $5.5 million of lower amortization expense of intangibles as a result of certain intangible assets becoming fully amortized by the end of third quarter of 2012, the positive contributions from the membership and exchange activities of TPI and VRI, and a favorable net change of $0.9 million in the estimated fair value of contingent consideration related to an acquisition. This was partly offset by higher general and administrative expense primarily due to employee related costs, including health and welfare benefits.

The increase in operating income of $5.3 million at our Management and Rental segment is primarily due to improved operating results at Aston and TPI during the year, coupled with the incremental contribution from VRI and a favorable net change of $0.9 million in the estimated fair value of contingent consideration related to an acquisition.

2011 Compared to 2010

Operating income in 2011 decreased $5.7 million from the comparable period in 2010, consisting of a decrease of $7.1 million from our Membership and Exchange segment, partly offset by an increase of $1.4 million from our Management and Rental segment.

Operating income for our Membership and Exchange segment decreased $7.1 million to $98.6 million in 2011 from $105.6 million in 2010 largely due to a contraction in gross profit at Interval during the first half of 2011 and increases in other operating expenses, including depreciation expense, as further discussed in preceding sections.

The increase in operating income of $1.4 million at our Management and Rental segment is primarily due to higher gross profit of $6.1 million, partly offset by the charge of $0.6 million to this segment resulting from the change in the estimated fair value of contingent consideration related to an acquisition, allocated to each segment, as well as an increase of $3.8 million in general and administrative expense largely attributable to the inclusion of TPI's general and administrative expenses, which includes $0.4 million of legal fees at Aston associated with a legal proceeding.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA") is a non-GAAP measure and is defined in "ILG's Principles of Financial Reporting."

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Membership and Exchange	$142,590	(0.4)%	$143,220	(1.7)%	$145,753
Management and Rental	14,592	87.6%	7,778	35.0%	5,763
Total adjusted EBITDA	$157,182	4.1%	$150,998	(0.3)%	$151,516
As a percentage of total revenue	33.2%	(5.7)%	35.2%	(4.8)%	37.0%
As a percentage of total revenue excluding pass-through revenue	38.1%	(3.7)%	39.5%	(4.0)%	41.2%

2012 Compared to 2011

Adjusted EBITDA in 2012 increased $6.2 million from 2011, or 4.1%, consisting of an increase of $6.8 million from our Management and Rental segment, partly offset by a decrease of $0.6 million from our Membership and Exchange segment.

Adjusted EBITDA of $142.6 million from our Membership and Exchange segment was relatively in-line with the prior year. Adjusted EBITDA for this segment reflects a shift in percentage mix of the membership base which has negatively affected transaction propensity and average membership fee per member. Additionally, the segment experienced higher overall compensation and employee-related costs, particularly driven by rising health and welfare insurance expense due to higher self-insured claim activity and higher call center costs and related member servicing activities mainly resulting from the affiliation of two corporate accounts during the first half of 2012. This was partly offset by the inclusion of VRI's results, the favorable contribution from the membership and exchange activities of TPI, as well as a favorable net change of $0.9 million in the estimated fair value of contingent consideration related to an acquisition.

Adjusted EBITDA from our Management and Rental segment increased $6.8 million to $14.6 million in 2012 from $7.8 million in 2011. The improvement in adjusted EBITDA in this segment is primarily driven by higher gross profit of $15.5 million delivered mainly from the inclusion of VRI in our results of operations, improvement in Aston's RevPAR during the year, and new property management contracts secured at TPI in the third quarter 2011, in addition to a favorable net change of $0.9 million in the estimated fair value of contingent consideration related to an acquisition. This was partly offset by higher general and administrative expenses of $8.5 million due to the inclusion of VRI's general and administrative expenses in our results.

2011 Compared to 2010

Adjusted EBITDA in 2011 decreased $0.5 million from 2010, or 0.3%, consisting of a decrease of $2.5 million from our Membership and Exchange segment, partly offset by an increase of $2.0 million from our Management and Rental segment.

Adjusted EBITDA from our Membership and Exchange segment decreased to $143.2 million in 2011 from $145.8 million in 2010. The decrease in this segment is due primarily to a contraction in Interval gross margin, primarily in the first half of 2011, and increases in general and administrative and selling and marketing expenses.

The contraction in Interval gross margin can be mainly attributed to a decrease in exchange and Getaway transaction activity partially related to a shift in the mix and availability of exchange and

Getaway inventory, changes in travel patterns, and increased costs of purchased inventory. This was partially offset by the inclusion of TPI in our results of operations. The increase in other operating expenses is partly attributable to the inclusion of TPI's general and administrative expenses in our results of operations as well as increases in certain costs at Interval such as lower capitalized internal and external labor costs pertaining to internally developed software subsequent to the launch of iServices, higher costs pertaining to IT maintenance and support services and increases in advertising and promotional related expenses.

Adjusted EBITDA from our Management and Rental segment increased to $7.8 million in 2011 from $5.8 million in 2010. The increase in this segment is due primarily to higher gross profit of $6.1 million delivered as a result of the inclusion of TPI in our results of operations and an increase in Aston's RevPAR in 2011 compared to 2010, partly offset by a charge of $0.6 million to this segment due to a change in the estimated fair value of contingent consideration related to an acquisition, as well as an increase of $3.8 million in general and administrative expense largely due to the inclusion of TPI's general and administrative expenses, and $0.4 million in legal fees associated with an Aston legal proceeding.

Other Income (Expense)

	Year Ended December 31,				
	2012	% Change	2011	% Change	2010
	(Dollars in thousands)				
Interest income	$ 1,792	41.9%	$ 1,263	181.9%	$ 448
Interest expense	(25,629)	(28.0)%	(35,575)	(0.6)%	(35,782)
Other income (expense), net	(2,456)	(255.4)%	1,580	683.0%	(271)
Loss on extinguishment of debt	(18,527)	NM	—	—	—

2012 Compared to 2011

Interest income increased $0.5 million in 2012 compared to 2011 primarily as a result of interest earned on loans issued in 2012.

Interest expense primarily relates to interest and amortization of debt costs on the term loan and senior notes, which were extinguished on June 21, 2012 and September 4, 2012, respectively, and our amended and restated revolving credit facility entered into on June 21, 2012. The senior notes were initially recorded with an original issue discount of $23.5 million of which $1.8 million and $2.5 million were amortized in 2012 and 2011, respectively. Lower interest expense during 2012 is primarily due to the extinguishment of our term loan on June 21, 2012, redemption of our senior notes on September 4, 2012, and lower prevailing interest rates compared to the extinguished indebtedness.

Other income (expense), net primarily relates to net gains and losses on foreign currency exchange related to cash held in certain countries in currencies other than their local currency. Non-operating foreign exchange net loss was $2.2 million in 2012 compared to a net gain of $1.8 million in 2011. The unfavorable fluctuations during 2012 were principally driven by U.S. dollar positions held at December 31, 2012 affected by the weaker dollar compared to the Mexican and Colombian peso. The favorable fluctuations during 2011 were principally driven by U.S. dollar positions held at December 31, 2011 affected by the stronger dollar compared to the Mexican peso, partly offset by a weaker dollar compared to the Colombian peso.

Additionally, in connection with the repayment of our term loan on June 21, 2012 and the redemption of our senior notes on September 4, 2012, we recognized a loss of $18.5 million in 2012 on the early extinguishment of this indebtedness resulting from the acceleration of related unamortized debt issuance costs and the remaining original issue discount on the senior notes. This loss is presented as a separate line item within other income (expense) in our consolidated statement of income for the year ended December 31, 2012.

2011 Compared to 2010

Interest income increased $0.8 million in 2011 compared to 2010 primarily as a result of interest earned on loans issued during the second quarter of 2011 and discussed in Note 6 of our consolidated financial statements.

Interest expense for these periods primarily relates to interest and amortization of debt costs on the indebtedness incurred in connection with the spin-off. The senior notes were initially recorded with an original issue discount of $23.5 million based on the prevailing interest rate at the time of pricing, estimated at 11.0%, of which $2.5 million and $2.3 million was amortized in 2011 and 2010, respectively. Lower interest expense in 2011 is due to the lower outstanding principal balance on our term loan and slightly lower interest rates, partly offset by a decrease in capitalized interest expense subsequent to the launch of iServices in the fourth quarter of 2010.

Other income (expense), net primarily relates to net gains and losses on foreign currency exchange related to cash held in certain countries in currencies other than their local currency. Non-operating foreign exchange net gain in 2011 was $1.8 million while 2010 experienced a net loss of $0.3 million. The favorable fluctuations in 2011 were principally driven by U.S. dollar positions held at December 31, 2011 affected by the stronger dollar compared to the Mexican peso, partly offset by the strengthening of the Colombian peso against the U.S. dollar. The unfavorable fluctuations in 2010 were principally driven by U.S. dollar positions held at December 31, 2010 affected by the weaker dollar compared to the Colombian peso and the Mexican peso, partly offset by the stronger dollar compared to the British pound.

Income Tax Provision

2012 Compared to 2011

For the years ended December 31, 2012 and 2011, ILG recorded income tax provisions for continuing operations of $24.3 million and $24.9 million, respectively, which represent effective tax rates of 37.3% and 37.7%, respectively. These tax rates are higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates. In addition, as it relates to 2012, ILG recorded income tax benefits of $0.9 million associated with the U.S. tax consequences of certain of ILG's foreign operations and other income tax items, the most significant of which related to the tax impact of ILG's redemption of the senior notes. As it relates to 2011, ILG recorded income taxes of $0.4 million associated with non-deductible non-cash compensation and other income tax items.

As of December 31, 2012 and 2011, ILG had unrecognized tax benefits of $0.7 million and $0.9 million, respectively, which if recognized, would favorably affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of December 31, 2012 and 2011 are $0.4 million and $0.6 million, respectively, of unrecognized tax benefits related to the acquisition of TPI. In connection with our acquisition of TPI, the former shareholders have agreed to indemnify us for all tax liabilities and related interest and penalties for the pre-acquisition period. The net decrease of $0.2 million in 2012 in unrecognized tax benefits is due principally to both a decrease in foreign taxes as a result of the expiration of the statute of limitations and settlements with taxing authorities related primarily to certain tax credits, partly offset by other income tax items. The net decrease of $0.1 million in 2011 in unrecognized tax benefits is due principally to the decrease in foreign taxes as a result of the expiration of the statute of limitations.

ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. There were no material accruals for interest during 2012. During 2012, interest and penalties decreased by approximately $0.2 million as a result of the expiration of the statute of limitations related to foreign taxes. There were no material accruals for interest during 2011. During 2011, interest and penalties decreased by approximately $0.1 million as a result of the expiration of the statute of limitations related to foreign taxes. At December 31, 2012 and 2011, ILG has accrued $0.6 million and $0.8 million, respectively, for the payment of interest and, if applicable, penalties.

ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $0.2 million within twelve months of the current reporting date due primarily to the expiration of the statute of limitations related to foreign taxes. An estimate of other changes in unrecognized tax benefits cannot be made, but is not expected to be significant.

ILG has routinely been under audit by federal, state, local and foreign taxing authorities. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known. Under the Tax Sharing Agreement, IAC indemnifies ILG for all consolidated tax liabilities and related interest and penalties for the pre-spin period. During the fourth quarter of 2012, the IRS also completed its examination of ILG's Federal consolidated tax return for the short period following the spin-off and ended December 31, 2008. Additionally during 2012, the State of Florida completed its examination of ILG's consolidated state tax return for the short period following the spin-off and ended December 31, 2008 as well as for the tax year ended December 31, 2009.

During 2011, the U.K. Finance Act of 2011 was enacted, which further reduced the U.K. corporate income tax rate to 26%, effective April 1, 2011 and 25%, effective April 1, 2012. The impact of the U.K. rate reduction to 26% and 25%, which reduced our U.K. net deferred tax asset and increased income tax expense, was reflected in the reporting period when the law was enacted. During the third quarter of 2012, the U.K. Finance Act of 2012 was enacted which further reduced the U.K. corporate income tax rate to 24%, effective April 1, 2012 and 23%, effective April 1, 2013. The impact of the U.K. rate reduction to 24% and 23% has been reflected in the current reporting period. It reduced our U.K. net deferred tax asset and increased income tax expense by approximately $0.4 million. The change in the corporate tax rate initially negatively impacts income tax expense as the future benefit expected to be realized from our U.K. net deferred tax assets decreases; however, going forward, the lower corporate tax rate will decrease income tax expense and favorably impact our effective tax rate.

A further U.K. rate reduction to 21% is expected to be included in a future U.K. Finance Bill. The future corporate income tax rate reduction is expected to have a similar impact on our financial statements, as outlined above, however the actual impact will be dependent on our deferred tax position at that time.

2011 Compared to 2010

For the years ended December 31, 2011 and 2010, ILG recorded income tax provisions for continuing operations of $24.9 million and $26.5 million, respectively, which represent effective tax rates of 37.7% and 38.4%, respectively. These tax rates are higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates. In addition, as it relates to 2011, ILG recorded income taxes of $0.4 million associated with non-deductible non-cash compensation and other income tax items. As it relates to 2010, ILG recorded income taxes associated with non-deductible non-cash compensation of $0.5 million, partially offset by

$0.1 million of U.S. tax consequences of certain of ILG's foreign operations and other income tax items.

As of December 31, 2011 and 2010, ILG had unrecognized tax benefits of $0.9 million and $1.0 million, respectively, which if recognized, would favorably affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of December 31, 2011 and 2010 are $0.6 million and $0.7 million, respectively, of unrecognized tax benefits related to the acquisition of TPI. In connection with our acquisition of TPI, the former shareholders have agreed to indemnify us for all tax liabilities and related interest and penalties for the pre-acquisition period. The net decrease of $0.1 million in 2011 in unrecognized tax benefits is due principally to the decrease in foreign taxes as a result of the expiration of the statute of limitations. The net increase of $0.9 million in 2010 in unrecognized tax benefits is due principally to the increase of $0.7 million in foreign taxes as a result of ILG's acquisition of TPI and an increase of $0.2 million related to other income tax items.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, we had $108.5 million of cash and cash equivalents and restricted cash and cash equivalents, including $91.6 million of U.S. dollar equivalent or denominated cash deposits held by foreign subsidiaries which are subject to changes in foreign exchange rates. Of this amount, $61.8 million is held in foreign jurisdictions, principally the U.K. Earnings of foreign subsidiaries, except Venezuela, are permanently reinvested. Additional tax provisions would be required should such earnings be repatriated to the U.S. Cash generated by operations is used as our primary source of liquidity. Additionally, we are also exposed to risks associated with the repatriation of cash from certain of our foreign operations to the United States where currency restrictions exist, such as Venezuela and Argentina, which limit our ability to immediately access cash through repatriations. These currency restrictions had no impact on our overall liquidity during 2012 and, as of December 31, 2012, the respective cash balances were immaterial to our overall cash on hand.

We believe that our cash on hand along with our anticipated operating future cash flows and availability under our $500 million revolving credit facility, which may be increased to up to $700 million subject to certain conditions, are sufficient to fund our operating needs, quarterly cash dividend, capital expenditures, development and expansion of our operations, debt service, investments and other commitments and contingencies for at least the next twelve months. However, our operating cash flow may be impacted by macroeconomic and other factors outside of our control.

Cash Flows Discussion

Net cash provided by operating activities decreased to $80.4 million in 2012 from $95.9 million in 2011 and from $91.4 million in 2010. The decrease of $15.5 million in 2012 from 2011 was principally due to higher income taxes paid of $8.6 million, net higher payments of $3.9 million made in connection with long-term agreements, higher interest payments of $0.8 million and higher net cash expenses. The higher interest payments are primarily related to the shift in the timing of interest payments under our new credit facility. Due to the semi-annual scheduled timing of interest payments on our redeemed senior notes, we paid twelve months of interest in both 2012 and 2011.

The increase of $4.5 million in 2011 from 2010 was principally due to lower income taxes paid of $4.9 million, lower interest paid, excluding capitalized interest, of $0.9 million, higher interest income of $0.7 million and lower net payments of $0.4 million made in connection with long-term agreements, partly offset by higher net cash expenses, including $0.6 million of the total $1.5 million contingent consideration payment related to an acquisition. Lower interest payments in 2011 are due to the lower principal balance outstanding, and slightly lower interest rates. The increase in interest income is due to interest earned and received on the loans receivable issued to third parties in 2011.

Net cash used in investing activities of $47.3 million in 2012 primarily related to the VRI acquisition, net of cash acquired, of $40.0 million, disbursements totaling $9.5 million for investments in loans receivable, and capital expenditures of $15.0 million primarily related to IT initiatives, all partly offset by the early repayments of existing loans receivable totaling $17.0 million. Interest on the loans receivable are due monthly or quarterly and in some instances may be paid in kind. As of December 31, 2012, an additional $2.6 million is available to be drawn in connection with our financing receivables.

In 2011, net cash used in investing activities of $35.2 million related to disbursements totaling $16.5 million for loans to third parties, capital expenditures of $13.0 million, primarily related to IT initiatives, and the acquisition of certain management agreements by our Management and Rental segment for $5.6 million.

In 2010, net cash used in investing activities of $28.4 million resulted from capital expenditures of $16.4 million and an acquisition, net of cash acquired, of $12.9 million, slightly offset by a $1.0 million decrease in restricted cash, related to a collateral agreement for merchant transactions in the United Kingdom that was no longer required.

Free cash flow is a non-GAAP measure and is defined in "ILG's Principles of Financial Reporting." For the years ended December 31, 2012, 2011 and 2010, free cash flow was $65.4 million, $82.9 million and $75.0 million, respectively. The change is mainly a result of the variance in net cash provided by operating activities as discussed above.

Net cash used in financing activities of $131.8 million in 2012 was principally due to the redemption of our senior notes, principal payments of $56.0 million on the term loan, of which we paid $51.0 million from cash on-hand in June 2012 to fully extinguish the term loan, cash dividends totaling $28.4 million, payments of debt issuance costs of $3.9 million in connection with entering into our amended and restated credit agreement in June 2012, withholding taxes paid on the vesting of restricted stock units of $6.2 million and $1.1 million of the total $1.5 million contingent consideration payment related to an acquisition. These uses of cash were partially offset by proceeds of the $290.0 million drawn on our revolving credit facility to fund the redemption, proceeds from excess tax benefits from stock-based awards and the exercise of stock options.

In 2011, net cash used in financing activities of $43.6 million was principally due to repurchases of our common stock at market prices totaling $20.9 million, including commissions, which settled during the year as well as voluntary principal prepayments on the term loan totaling $20.0 million, withholding taxes paid on the vesting of restricted stock units of $3.5 million and $0.9 million of the total $1.5 million contingent consideration payment related to an acquisition, all partially offset by excess tax benefits from stock-based awards and proceeds from the exercise of stock options. Effective, August 3, 2011, ILG's Board of Directors authorized a share repurchase program for up to $25.0 million, excluding commissions, of our outstanding common stock. As of December 31, 2012, the remaining availability for future repurchases of our common stock was $4.1 million.

In 2010, net cash used in financing activities of $41.2 million was principally due to principal payments of $40.0 million on the term loan and withholding taxes paid on the vesting of restricted stock units of $2.9 million, net of excess tax benefits from stock-based awards and proceeds from the exercise of warrants and stock options.

On June 21, 2012, we entered into an amended and restated credit agreement which, among other things (1) provides for a $500 million revolving credit facility in place of the existing senior secured credit facility which consisted of a $50 million revolving facility and a term loan facility with an original principal amount of $150 million, (2) extends the maturity of the credit facility to June 21, 2017, (3) provides for an interest rate on borrowings, commitment fees and letter of credit fees based on ILG and its subsidiaries' consolidated leverage ratio, and (4) may be increased to up to $700 million, subject to certain conditions. As of December 31, 2012, $260.0 million of borrowings were outstanding under the revolving credit facility, with $240.0 million available to be drawn.

On September 4, 2012, we redeemed all of our $300 million senior notes, issued on August 19, 2008, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, amounting to $314.5 million. We funded the redemption through the use of $290.0 million, drawn on our $500 million revolving credit facility, and cash on hand.

Any principal amounts outstanding under the revolving credit facility are due at maturity. The interest rate on the amended credit agreement is based on (at our election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.25%, or the Base Rate as defined in the amended credit agreement plus a predetermined margin that ranges from 0.25% to 1.25%, in each case based on the Borrower's leverage ratio. As of December 31, 2012, the applicable margin was 1.75% per annum for LIBOR revolving loans and 0.75% per annum for Base Rate loans. The revolving credit facility has a commitment fee on undrawn amounts that ranges from 0.25% to 0.375% based on the Borrower's leverage ratio and as of December 31, 2012 the commitment fee was 0.275%.

The revolving credit facility has various financial and operating covenants that place significant restrictions on us, including our ability to incur additional indebtedness, to incur additional liens, issue redeemable stock and preferred stock, pay dividends or distributions or redeem or repurchase capital stock, prepay, redeem or repurchase debt, make loans and investments, enter into agreements that restrict distributions from our subsidiaries, sell assets and capital stock of our subsidiaries, enter into certain transactions with affiliates and consolidate or merge with or into or sell substantially all of our assets to another person. The revolving credit facility requires us to meet certain financial covenants regarding the maintenance of a maximum consolidated leverage ratio of consolidated debt, less credit given for a portion of foreign cash, over consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), as defined in the amended credit agreement, of 3.50 through December 31, 2013 and 3.25 thereafter. Additionally, we are required to maintain a minimum consolidated interest coverage ratio of consolidated EBITDA over consolidated interest expense, as defined in the amended credit agreement, of 3.0. As of December 31, 2012, ILG was in compliance in all material respects with the requirements of all applicable financial and operating covenants, and our consolidated leverage ratio and consolidated interest coverage ratio under the amended credit agreement were 1.51 and 6.97, respectively.

Dividends

In March 2012, May 2012, August 2012 and November 2012, our Board of Directors declared a quarterly dividend of $0.10 per share for shareholders of record on April 2, 2012, June 12, 2012, September 6, 2012 and December 4, 2012, respectively. On each of April 18, 2012, June 26, 2012 September 20, 2012 and December 18, 2012, a cash dividend of $5.7 million was paid. We currently expect to declare and pay quarterly dividends of similar amounts.

In December 2012, our Board of Directors declared a $0.10 per share dividend for shareholders of record on December 17, 2012, accelerating the first quarter of 2013 expected dividend. On December 27, 2012, a cash dividend of $5.7 million was paid. For the year ended December 31, 2012, we paid $28.4 million in cash dividends.

Contractual Obligations and Commercial Commitments

We have funding commitments that could potentially require our performance in the event of demands by third parties or contingent events. At December 31, 2012, guarantees, surety bonds and letters of credit totaled $36.7 million. Guarantees represent $33.4 million of this total and primarily relate to the Management and Rental segment's hotel and resort management agreements of Aston, including those with guaranteed dollar amounts, and accommodation leases supporting the Aston management activities, entered into on behalf of the property owners for which either party may terminate such leases upon 60 days prior written notice to the other. In addition, certain of the Management and Rental segment's hotel and resort management agreements of Aston provide that owners receive specified percentages of the revenue generated under Aston management. In these cases, the operating expenses for the rental operations are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages, and the Management and Rental segment either retains the balance (if any) as its management fee or makes up the deficit. Although such deficits are reasonably possible in a few of these agreements, as of December 31, 2012, amounts are not expected to be significant, individually or in the aggregate. Aston also enters into agreements, as principal, for services purchased on behalf of property owners for which it is subsequently reimbursed. As such, Aston is the primary obligor and may be liable for unreimbursed costs. As of December 31, 2012, amounts pending reimbursements are not significant.

Contractual obligations and commercial commitments at December 31, 2012 are as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**Up to 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
	(Dollars in thousands)				
Debt principal(a)	$260,000	$ —	$ —	$260,000	$ —
Debt interest(a)	26,182	5,798	11,742	8,642	—
Purchase obligations(b)	32,318	13,281	14,093	4,394	550
Unused commitment on loans receivable and other advances	2,624	2,624	—	—	—
Operating leases	55,966	11,928	17,545	11,988	14,505
Total contractual obligations	$377,090	$33,631	$43,380	$285,024	$15,055

(a) Debt principal and projected debt interest represent principal and interest to be paid on our revolving credit facility based on the balance outstanding as of December 31, 2012. In addition, also included are certain fees associated with our revolving credit facility based on the unused borrowing capacity and outstanding letters of credit balances, if any, as of December 31, 2012. Interest on the revolving credit facility is calculated using the prevailing rates as of December 31, 2012.

(b) The purchase obligations primarily relate to future guaranteed purchases of rental inventory, operational support services, marketing related benefits and membership fulfillment benefits.

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments(c)	**Total Amounts Committed**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
	(Dollars in thousands)				
Guarantees, surety bonds and letters of credit	$36,747	$14,654	$15,143	$5,125	$1,825

(c) Commercial commitments include minimum revenue guarantees related to Aston's hotel and resort management agreements, Aston's accommodation leases entered into on behalf of the property owners, and funding commitments that could potentially require performance in the event of demands by third parties or contingent events, such as under a letter of credit extended or under guarantees.

Included in other liabilities, both current and long-term, as presented in our consolidated balance sheet as of December 31, 2012, are certain unconditional recorded contractual obligations. These obligations and the future periods in which such obligations are expected to settle in cash are as follows (in thousands):

Twelve Month Period Ending December 31,	
2013	$3,857
2014	—
2015	—
2016	—
2017	—
Thereafter	—
Total	$3,857

Off-Balance Sheet Arrangements

Except as disclosed above in our Contractual Obligations and Commercial Commitments (except for our Debt Principal) as of December 31, 2012, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

Refer to Note 2 accompanying our consolidated financial statements for a description of recent accounting pronouncements.

Seasonality

Refer to Note 1 accompanying our consolidated financial statements for a discussion on the impact of seasonality.

ILG'S PRINCIPLES OF FINANCIAL REPORTING

Definition of ILG's Non-GAAP Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as net income excluding, if applicable: (1) interest income and interest expense, (2) income taxes, (3) depreciation expense, and (4) amortization expense of intangibles.

Adjusted EBITDA is defined as EBITDA excluding, if applicable: (1) non-cash compensation expense, (2) goodwill and asset impairments and (3) other non-operating income and expense.

Adjusted net income—Net income attributable to common stockholders excluding the non-cash loss on extinguishment of our indebtedness, net of tax.

Adjusted diluted EPS—Adjusted net income divided by the weighted average number of shares of common stock and dilutive securities outstanding during the period.

Free cash flow—Cash provided by operating activities less capital expenditures.

Our presentation of above-mentioned non-GAAP measures may not be comparable to similarly-titled measures used by other companies. We believe these measures are useful to investors because they represent the consolidated operating results from our segments, excluding the effects of any non-cash expenses. We also believe these non-GAAP financial measures improve the transparency of our disclosures, provide a meaningful presentation of our results from our business operations, excluding the impact of certain items not related to our core business operations and improve the period-to-period comparability of results from business operations. These non-GAAP measures have certain limitations in that they do not take into account the impact of certain expenses to our statement of operations; including non-cash compensation for adjusted EBITDA. We endeavor to compensate for the limitations of these non-GAAP measures presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure.

We report these non-GAAP measures as supplemental measures to results reported pursuant to GAAP. These measures are among the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to the same set of tools that we use in analyzing our results. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures which are discussed below.

Pro Forma Results

We will only present EBITDA and/or adjusted EBITDA on a pro forma basis if we view a particular transaction as significant in size or transformational in nature. For the periods presented in this report, there are no transactions that we have included on a pro forma basis.

Non-Cash Expenses That Are Excluded From ILG's Non-GAAP Measures (as applicable)

Amortization expense of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as customer relationships, purchase agreements and resort management agreements are valued and amortized over their estimated lives. We believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Depreciation expense is a non-cash expense relating to our property and equipment and is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we will include the related shares in our future calculations of diluted shares of stock outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards will be settled, at our discretion, on a net basis, with us remitting the required tax withholding amount from our current funds.

Goodwill and asset impairments are non-cash expenses relating to adjustments to goodwill and long-lived assets whereby the carrying value exceeds the fair value of the related assets, and are infrequent in nature.

Other non-operating income and expense consists principally of foreign currency translations of cash held in certain countries in currencies, principally U.S. dollars, other than their functional currency, in addition to any gains or losses on extinguishment of debt.

RECONCILIATIONS OF NON-GAAP MEASURES

The following tables reconcile EBITDA and adjusted EBITDA to operating income for our operating segments and to net income attributable to common stockholders in total for the years ended December 31, 2012, 2011 and 2010 (in thousands). The noncontrolling interest relates to the Management and Rental segment.

	Year Ended December 31, 2012		
	Membership and Exchange	Management and Rental	Consolidated
Adjusted EBITDA	$142,590	$14,592	$157,182
Non-cash compensation expense	(9,904)	(1,027)	(10,931)
Other non-operating expense, net	(2,303)	(153)	(2,456)
Loss on extinguishment of debt	(18,527)	—	(18,527)
EBITDA	111,856	13,412	125,268
Amortization expense of intangibles	(16,147)	(6,894)	(23,041)
Depreciation expense	(12,294)	(1,135)	(13,429)
Less: Other non-operating expense, net	2,303	153	2,456
Less: Loss on extinguishment of debt	18,527	—	18,527
Operating income	$104,245	$ 5,536	109,781
Interest income			1,792
Interest expense			(25,629)
Other non-operating expense, net			(2,456)
Loss on extinguishment of debt			(18,527)
Income tax provision			(24,252)
Net income			40,709
Net income attributable to noncontrolling interest			(7)
Net income attributable to common stockholders			$ 40,702

	Year Ended December 31, 2011		
	Membership and Exchange	Management and Rental	Consolidated
Adjusted EBITDA	$143,220	$ 7,778	$150,998
Non-cash compensation expense	(10,638)	(998)	(11,636)
Other non-operating income (expense), net	1,705	(125)	1,580
EBITDA	134,287	6,655	140,942
Amortization expense of intangibles	(21,689)	(5,612)	(27,301)
Depreciation expense	(12,331)	(946)	(13,277)
Less: Other non-operating income (expense), net	(1,705)	125	(1,580)
Operating income	$ 98,562	$ 222	98,784
Interest income			1,263
Interest expense			(35,575)
Other non-operating income, net			1,580
Income tax provision			(24,926)
Net income			41,126
Net loss attributable to noncontrolling interest			—
Net income attributable to common stockholders			$ 41,126

	Year Ended December 31, 2010		
	Membership and Exchange	Management and Rental	Consolidated
Adjusted EBITDA	$145,753	$ 5,763	$151,516
Non-cash compensation expense	(9,346)	(769)	(10,115)
Other non-operating expense, net	(271)	—	(271)
EBITDA	136,136	4,994	141,130
Amortization expense of intangibles	(21,083)	(5,304)	(26,387)
Depreciation expense	(9,690)	(847)	(10,537)
Less: Other non-operating expense, net	271	—	271
Operating income (loss)	$105,634	$(1,157)	104,477
Interest income			448
Interest expense			(35,782)
Other non-operating expense, net			(271)
Income tax provision			(26,457)
Net income			42,415
Net loss attributable to noncontrolling interest			3
Net income attributable to common stockholders			$ 42,418

The following tables reconcile net income attributable to common stockholders to adjusted net income and cash provided by operating activities to free cash flow for the years ended December 31, 2012, 2011 and 2010 (in thousands).

	Year Ended December 31,		
	2012	2011	2010
Net income attributable to common stockholders	$40,702	$41,126	$42,418
Loss on extinguishment of debt	18,527	—	—
Income tax benefit of adjusting items(1)	(7,270)	—	—
Adjusted net income	$51,959	$41,126	$42,418
Earnings per share attributable to common stockholders:			
Basic	$ 0.72	$ 0.72	$ 0.75
Diluted	$ 0.71	$ 0.71	$ 0.73
Adjusted earnings per share:			
Basic	$ 0.92	$ 0.72	$ 0.75
Diluted	$ 0.91	$ 0.71	$ 0.73
Weighted average number of common stock outstanding:			
Basic	56,549	56,981	56,898
Diluted	57,248	57,775	57,756

	Year Ended December 31,					
	2012		2011		2010	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings per share	$ 0.72	$ 0.71	$0.72	$0.71	$0.75	$0.73
Loss on extinguishment of debt	0.33	0.33	—	—	—	—
Income tax benefit of adjusting items(1)	(0.13)	(0.13)	—	—	—	—
Adjusted earnings per share	$ 0.92	$ 0.91	$0.72	$0.71	$0.75	$0.73

(1) Tax rate utilized is the applicable effective tax rate respective to the period to the extent amounts are deductible.

	Year Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 80,438	$ 95,907	$ 91,403
Less: Capital expenditures	(15,040)	(13,038)	(16,443)
Free cash flow	$ 65,398	$ 82,869	$ 74,960

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We conduct business in certain foreign markets, primarily in the United Kingdom and other European Union markets. Our foreign currency risk primarily relates to our investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar. This exposure is mitigated as we have generally reinvested profits in our international operations. As currency exchange rates change, translation of the income statements of our international businesses into U.S. dollars affects year-over-year comparability of operating results.

In addition, we are exposed to foreign currency risk related to transactions and/or assets and liabilities denominated in a currency other than the functional currency. Historically, we have not hedged currency risks. However, our foreign currency exposure related to EU VAT liabilities denominated in euros is largely offset by euro denominated cash balances.

Furthermore, in an effort to mitigate economic risk, we hold U.S. dollars in certain subsidiaries that have a functional currency other than the U.S. dollar.

Operating foreign currency exchange attributable to foreign currency remeasurements of operating assets and liabilities denominated in a currency other than their functional currency was inconsequential for all periods presented.

Non-operating foreign exchange included net losses of $2.2 million and $0.3 million for the years ended December 31, 2012 and 2010, respectively, and a net gain of $1.8 million for the year ended December 31, 2011, attributable to cash held in certain countries in currencies other than their functional currency. The unfavorable fluctuation for the year ended December 31, 2012 was principally driven by U.S. dollar positions held at December 31, 2012 affected by the weaker dollar compared to the Mexican peso and Colombian peso. The favorable fluctuation for the year ended December 31, 2011 was principally driven by U.S. dollar positions held at December 31, 2011 affected by the stronger dollar compared to the Mexican peso, partly offset by a strengthening of the Colombian peso against the U.S. dollar. The unfavorable fluctuations for 2010 were principally driven by U.S. dollar positions held at December 31, 2010 affected by the shift in the value of the dollar primarily to the British pound, Mexican peso, and Colombian peso.

The Venezuelan Bolivar cash held impacted our foreign exchange net loss in 2010 given our change to the U.S. dollar as the functional currency for that entity due to highly inflationary accounting, effective that year, partially offset by a gain realized in June 2010 due to our change from the parallel market rate to the SITME rate for remeasurement purposes. In April 2010, we transferred the majority of the cash from our Venezuelan entity's Bolivar denominated bank account in Venezuela to our Venezuelan entity's U.S. dollar denominated bank account in the U.S. and consequently reduced the exposure going forward. Effective in February 2013, the Venezuelan government eliminated the SITME market and concurrently devalued their currency. We do not anticipate this currency devaluation to have more than a negligible impact on our consolidated financial statements.

Our operations in international markets are exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on us is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause us to adjust our financing, operating and hedging strategies. A hypothetical 10% weakening/strengthening in foreign exchange rates to the U.S. dollar for the year ended December 31, 2012 would result in an approximate change to revenue of $3.0 million. There have been no material quantitative changes in market risk exposures since December 31, 2011.

Interest Rate Risk

We are exposed to interest rate risk through borrowings under our June 21, 2012 amended credit agreement which bears interest at variable rates. The interest rate on the amended credit agreement is based on (at our election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.25%, or the Base Rate as defined in the amended credit agreement plus a predetermined margin that ranges from 0.25% to 1.25%, in each case based on ILG's leverage ratio. As of December 31, 2012, the applicable margin was 1.75% per annum for LIBOR revolving loans and 0.75% per annum for Base Rate loans. At December 31, 2012, we had at least $260.0 million outstanding for 119 days under our revolving credit facility subsequent to the redemption of our senior notes on September 4, 2012; a 100 basis point change in interest rates would result in an approximate change to interest expense of $0.9 million for the year 2012 pertaining to our amended credit agreement. While we currently do not hedge our interest rate exposure, this risk is somewhat mitigated by variable interest rates earned on our cash balances.

Item 8. Financial Statements and Supplementary Data

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Interval Leisure Group, Inc.

We have audited the accompanying consolidated balance sheets of Interval Leisure Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interval Leisure Group, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Interval Leisure Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Miami, Florida
February 27, 2013

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenue	$473,339	$428,794	$409,440
Cost of sales (exclusive of depreciation and amortization shown separately below)	168,259	141,420	128,304
Gross profit	305,080	287,374	281,136
Selling and marketing expense	53,559	53,504	50,755
General and administrative expense	105,270	94,508	88,980
Amortization expense of intangibles	23,041	27,301	26,387
Depreciation expense	13,429	13,277	10,537
Operating income	109,781	98,784	104,477
Other income (expense):			
Interest income	1,792	1,263	448
Interest expense	(25,629)	(35,575)	(35,782)
Other income (expense), net	(2,456)	1,580	(271)
Loss on extinguishment of debt	(18,527)	—	—
Total other expense, net	(44,820)	(32,732)	(35,605)
Earnings before income taxes and noncontrolling interest	64,961	66,052	68,872
Income tax provision	(24,252)	(24,926)	(26,457)
Net income	40,709	41,126	42,415
Net loss (income) attributable to noncontrolling interest	(7)	—	3
Net income attributable to common stockholders	$ 40,702	$ 41,126	$ 42,418
Earnings per share attributable to common stockholders:			
Basic	$ 0.72	$ 0.72	$ 0.75
Diluted	$ 0.71	$ 0.71	$ 0.73
Weighted average number of shares of common stock outstanding:			
Basic	56,549	56,981	56,898
Diluted	57,248	57,775	57,756
Dividends declared per common share	$ 0.50	—	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income attributable to common stockholders	$40,702	$41,126	$42,418
Other comprehensive income (loss), net of tax:			
Currency translation adjustments	3,285	(2,102)	(1,941)
Total other comprehensive income (loss), net of tax	3,285	(2,102)	(1,941)
Comprehensive income	$43,987	$39,024	$40,477

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$101,162	$195,517
Restricted cash and cash equivalents	7,348	3,488
Accounts receivable, net of allowance of $409 and $302, respectively	31,964	27,117
Deferred income taxes	16,107	18,424
Deferred membership costs	12,349	12,461
Prepaid income taxes	12,973	2,245
Prepaid expenses and other current assets	27,592	26,387
Total current assets	209,495	285,639
Property and equipment, net	53,348	50,639
Goodwill	505,774	488,027
Intangible assets, net	98,678	98,769
Deferred membership costs	11,058	13,331
Deferred income taxes	4,571	5,025
Other non-current assets	23,996	34,892
TOTAL ASSETS	$906,920	$976,322
LIABILITIES AND EQUITY		
LIABILITIES:		
Accounts payable, trade	$ 11,086	$ 11,905
Deferred revenue	93,367	91,214
Interest payable	386	9,749
Accrued compensation and benefits	16,526	15,242
Member deposits	9,463	9,262
Accrued expenses and other current liabilities	44,575	40,638
Current portion of long-term debt	—	—
Total current liabilities	175,403	178,010
Long-term debt	260,000	340,113
Other long-term liabilities	1,493	7,053
Deferred revenue	111,273	119,772
Deferred income taxes	86,259	82,270
Total liabilities	634,428	727,218
Redeemable noncontrolling interest	426	419
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock—authorized 25,000,000 shares, of which 100,000 shares are designated Series A Junior Participating Preferred Stock; $0.01 par value; none issued and outstanding	—	—
Common stock—authorized 300,000,000 shares; $.01 par value; issued 58,553,265 and 57,712,621 shares, respectively	586	577
Treasury stock—1,697,360 shares at cost	(20,913)	(20,913)
Additional paid-in capital	182,131	173,518
Retained earnings	121,160	109,686
Accumulated other comprehensive loss	(10,898)	(14,183)
Total stockholders' equity	272,066	248,685
TOTAL LIABILITIES AND EQUITY	$906,920	$976,322

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Total Stockholders' Equity	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss
		Amount	Shares	Amount	Shares			
Balance as of December 31, 2009	$172,827	$565	56,543,016	$ —	—	$156,260	$ 26,142	$(10,140)
Net income attributable to common stockholders	42,418	—	—	—	—	—	42,418	—
Other comprehensive loss	(1,941)	—	—	—	—	—	—	(1,941)
Non-cash compensation expense	10,115	—	—	—	—	10,115	—	—
Issuance of common stock upon exercise of stock options	509	—	59,913	—	—	509	—	—
Release of common stock in escrow upon exercise of IAC warrants	249	—	—	—	—	249	—	—
Issuance of common stock upon vesting of restricted stock units, net of withholding taxes	(3,006)	6	496,686	—	—	(3,012)	—	—
Deferred stock compensation expense	41	—	—	—	—	41	—	—
Balance as of December 31, 2010	$221,212	$571	57,099,615	$ —	—	$164,162	$ 68,560	$(12,081)
Net income attributable to stockholders	41,126	—	—	—	—	—	41,126	—
Other comprehensive loss	(2,102)	—	—	—	—	—	—	(2,102)
Non-cash compensation expense	11,636	—	—	—	—	11,636	—	—
Issuance of common stock upon exercise of stock options	458	—	48,897	—	—	458	—	—
Issuance of common stock upon vesting of restricted stock units, net of withholding taxes	(3,518)	6	564,109	—	—	(3,524)	—	—
Change in excess tax benefits from stock-based awards	830	—	—	—	—	830	—	—
Deferred stock compensation expense	(44)	—	—	—	—	(44)	—	—
Treasury stock purchases	(20,913)	—	—	(20,913)	1,697,360	—	—	—
Balance as of December 31, 2011	$248,685	$577	57,712,621	$(20,913)	1,697,360	$173,518	$109,686	$(14,183)
Net income attributable to stockholders	40,702	—	—	—	—	—	40,702	—
Other comprehensive income	3,285	—	—	—	—	—	—	3,285
Non-cash compensation expense	10,931	—	—	—	—	10,931	—	—
Issuance of common stock upon exercise of stock options	659	—	52,718	—	—	659	—	—
Issuance of common stock upon vesting of restricted stock units, net of withholding taxes	(6,182)	9	787,926	—	—	(6,191)	—	—
Change in excess tax benefits from stock-based awards	2,554	—	—	—	—	2,554	—	—
Deferred stock compensation expense	(202)	—	—	—	—	(202)	—	—
Dividends declared on common stock	(28,366)	—	—	—	—	862	(29,228)	—
Balance as of December 31, 2012	$272,066	$586	58,553,265	$(20,913)	1,697,360	$182,131	$121,160	$(10,898)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 40,709	$ 41,126	$ 42,415
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization expense of intangibles	23,041	27,301	26,387
Amortization of debt issuance costs	1,376	1,806	2,389
Depreciation expense	13,429	13,277	10,537
Accretion of original issue discount	1,840	2,538	2,286
Non-cash compensation expense	10,931	11,636	10,115
Non-cash interest expense	433	464	66
Non-cash interest income	(850)	—	—
Deferred income taxes	6,507	1,015	7,677
Excess tax benefits from stock-based awards	(3,017)	(1,271)	(966)
Gain on disposal of property and equipment	(256)	—	—
Loss on extinguishment of debt	18,527	—	—
Change in fair value of contingent consideration	(544)	1,159	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,945)	(2,863)	808
Prepaid expenses and other current assets	(918)	(585)	(2,389)
Prepaid income taxes and income taxes payable	(7,947)	6,836	(3,187)
Accounts payable and other current liabilities	(18,004)	(3,158)	2,443
Payment of contingent consideration	(443)	(625)	—
Deferred revenue	(5,414)	(6,974)	(9,151)
Other, net	3,983	4,225	1,973
Net cash provided by operating activities	80,438	95,907	91,403
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(39,963)	—	(12,942)
Changes in restricted cash	—	—	954
Capital expenditures	(15,040)	(13,038)	(16,443)
Investment in financing receivables	(9,480)	(16,536)	—
Payments received on financing receivables	16,989	—	—
Proceeds from disposal of property and equipment	230	—	—
Acquisition of assets	—	(5,600)	—
Net cash used in investing activities	(47,264)	(35,174)	(28,431)
Cash flows from financing activities:			
Principal payments on term loan	(56,000)	(20,000)	(40,000)
Redemption of senior notes	(300,000)	—	—
Borrowings on revolving credit facility	290,000	—	—
Payments on revolving credit facility	(30,000)	—	—
Payments of debt issuance costs	(3,912)	—	—
Treasury stock purchases	—	(20,913)	—
Dividend payments	(28,366)	—	—
Payment of contingent consideration	(1,057)	(875)	—
Withholding taxes on vesting of restricted stock units	(6,182)	(3,495)	(2,946)
Proceeds from the exercise of stock options	659	457	509
Proceeds from the exercise of warrants	—	—	249
Excess tax benefits from stock-based awards	3,017	1,271	966
Net cash used in financing activities	(131,841)	(43,555)	(41,222)
Effect of exchange rate changes on cash and cash equivalents	4,312	(2,163)	(1,262)
Net increase (decrease) in cash and cash equivalents	(94,355)	15,015	20,488
Cash and cash equivalents at beginning of period	195,517	180,502	160,014
Cash and cash equivalents at end of period	$ 101,162	$195,517	$180,502

See Note 13 for supplemental cash flow information.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Company Overview

Interval Leisure Group, Inc., or ILG, is a leading global provider of membership and leisure services to the vacation industry. ILG consists of two operating segments. Membership and Exchange, our principal business segment, offers travel and leisure related products and services to owners of vacation interests and others primarily through various membership programs, as well as related services to resort developer clients. Management and Rental, our other business segment, provides hotel, condominium resort, timeshare resort and homeowners association management, and rental services to both vacation property owners and vacationers.

On February 28, 2012, we acquired all of the equity of Vacation Resorts International or VRI, the largest non-developer provider of resort and homeowners association management services to the shared ownership industry. VRI was consolidated into our financial statements as of the acquisition date with its assets and results of operations primarily included in our Management and Rental operating segment.

ILG was incorporated as a Delaware corporation in May 2008 in connection with a plan by IAC/InterActiveCorp, or IAC, to separate into five publicly traded companies, referred to as the "spin-off." ILG was formed to hold the Membership and Exchange and Management and Rental businesses, and commenced trading on The NASDAQ Stock Market in August 2008 under the symbol "IILG."

The Membership and Exchange operating segment consists of Interval International Inc.'s businesses, referred to as Interval, and the membership and exchange related line of business of Trading Places International, or TPI, and VRI. The Management and Rental operating segment consists of Aston Hotels & Resorts, LLC and Maui Condo and Home, LLC, referred to as Aston, and the management and rental related line of business of VRI and TPI.

Basis of Presentation and Accounting Estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and reflect the financial position and operating results of ILG. ILG's management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include: the recovery of long-lived assets as well as goodwill and other intangible assets; purchase price allocations of business combinations; the determination of deferred income taxes including related valuation allowances; the determination of deferred revenue and membership costs; and the determination of stock-based compensation. In the opinion of ILG's management, the assumptions underlying the historical consolidated financial statements of ILG and its subsidiaries are reasonable.

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ILG, our wholly-owned subsidiaries, and companies in which we have a controlling interest. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Seasonality

Revenue at ILG is influenced by the seasonal nature of travel. The Membership and Exchange businesses recognize exchange and Getaway revenue based on confirmation of the vacation, with the first quarter generally experiencing higher revenue and the fourth quarter generally experiencing lower revenue. The Management and Rental businesses recognize rental revenue based on occupancy, with the first and third quarters generally generating higher revenue and the second and fourth quarters generally generating lower revenue. The timeshare and homeowners' association management part of this business does not experience significant seasonality.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue, net of sales incentives, from membership fees from our Membership and Exchange segment is deferred and recognized over the terms of the applicable memberships, typically ranging from one to five years, on a straight-line basis. When multiple member benefits and services are provided over the term of the membership, revenue is recognized for each separable deliverable ratably over the membership period, as applicable. Generally, memberships are cancelable and refundable on a pro-rata basis, with the exception of our Platinum tier which is non-refundable. Direct costs of acquiring members (primarily commissions) and certain direct fulfillment costs related to deferred membership revenue are also deferred and amortized on a straight-line basis over the terms of the applicable memberships or benefit period, whichever is shorter. The recognition of previously deferred revenue and expense is based on estimates derived from an aggregation of member-level data. Revenue from exchange and Getaway transactions is recognized when confirmation of the transaction is provided as the earnings process is complete. Reservation servicing revenue is recognized when service is performed or on a straight-line basis over the applicable service period. All taxable revenue transactions are presented on a net-of-tax basis.

The Management and Rental segment's revenue is derived principally from fees for hotel, condominium resort, timeshare resort and homeowners association management, and vacation rental services. Management fees consist of base management fees, which are either fixed amounts or range from 1% to 5% of adjusted gross lodging revenue, various revenue sharing arrangements with condominium owners based on stated formulas or a percentage of adjusted gross lodging revenue, and incentive management fees for certain hotels and condominium resorts which are generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services either internally or through third party providers. Service fee revenue is recognized when the service is provided. In certain instances we arrange services which are provided directly to property owners. Transactions for these services do not impact our consolidated financial

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements as they are not included in our results of operations. Additionally, in most cases we employ on-site personnel to provide services such as housekeeping, maintenance and administration to property owners under our management agreements. For such services, we recognize revenue in an amount equal to the expenses incurred.

Additionally, when we enter into multiple-element arrangements, we are required to determine whether the deliverables in these arrangements should be treated as separate units of accounting for revenue recognition purposes and, if so, how the contract price should be allocated to each element. We analyze our contracts upon execution to determine the appropriate revenue recognition accounting treatment. Our determination of whether to recognize revenue for separate deliverables will depend on the terms and specifics of our products and arrangements as well as the nature of changes to our existing products and services, if any. The allocation of contract revenue to the various elements does not change the total revenue recognized from a transaction or arrangement, but may impact the timing of revenue recognition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash at December 31, 2012 and 2011 primarily includes amounts held in trust and lock box accounts in connection with certain transactions related to the Management and Rental segment's managed properties.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, principally resort developers, members and managed properties, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. ILG determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, ILG's previous loss history, our judgment as to the specific customer's current ability to pay its obligation to ILG and the condition of the general economy. The allowance for bad debt is included within general and administrative expense within our consolidated statements of income. ILG writes off accounts receivable when they become uncollectible once we have exhausted all means of collection.

Property and Equipment

Property and equipment, including capitalized improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in results of operations.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated useful lives. The following table summarizes depreciable life by asset category.

Asset Category	Depreciation Period
Computer equipment	3 to 5 Years
Capitalized software	3 to 7 Years
Buildings and leasehold improvements	1 to 40 Years
Furniture and other equipment	3 to 10 Years

In accordance with ASC Topic 350, "Intangibles-Goodwill and Other" ("ASC 350"), we capitalize certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal software costs, net of accumulated amortization, totaled $27.8 million and $27.6 million at December 31, 2012 and 2011, respectively, and are included in "Property and equipment, net" in the accompanying consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are significant components of our consolidated balance sheets. Our policies regarding the valuation of intangible assets affect the amount of future amortization and possible impairment charges we may incur. Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as consumer spending habits and general economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In accordance with ASC 350, we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on either a qualitative assessment or a two-step impairment test. We consider our Membership and Exchange and Management and Rental segments to be individual reporting units which are also individual operating segments of ILG. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date.

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions.

Qualitative Assessment

The qualitative assessment may be elected in any given year pursuant to ASU 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 amended the testing of goodwill for impairment. Under the revised guidance, entities

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If entities determine, on the basis of qualitative factors, that it is more-likely-than-not (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit is below the carrying amount, the two-step impairment test would be required. The guidance also provides the option to skip the qualitative assessment in any given year and proceed directly with the two-step impairment test at our discretion.

Our qualitative assessment is performed for the purpose of assessing whether events or circumstances have occurred in the intervening period between the date of our last two-step impairment test (the "Baseline Valuation") and the date of our current annual impairment test which could adversely affect the comparison of our reporting units' fair value with its carrying amount. Examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount include macro-economic conditions such as deterioration in the entity's operating environment, industry or overall market conditions; reporting unit specific events such as increasing costs, declining financial performance, or loss of key personnel or contracts; or other events such as pending litigation, access to capital in the credit markets or a sustained decrease in ILG's stock price on either an absolute basis or relative to peers. If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, we are then required to perform a two-step impairment test on goodwill.

Two-step Impairment Test

The first step of the impairment test compares the fair value of each reporting unit with its carrying amount including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. Fair value measurements are generally determined through the use of valuation techniques that may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use in pricing the asset or liability.

Indefinite-Lived Intangible Assets

Our intangible assets with indefinite lives relate principally to trade names and trademarks. Pursuant to ASC 350, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to no longer be indefinite. Accordingly, we evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events or circumstances continue to support an indefinite useful life. As of December 31, 2012, there have been no changes to the indefinite life determination pertaining to these intangible assets.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded. However, subsequent to the issuance of ASU 2012-02 in July 2012, entities testing an indefinite-lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the likelihood of the indefinite-lived intangible asset being impaired is below a "more-likely-than-not" threshold (i.e., a likelihood of more than 50 percent), the entity would not need to calculate the fair value of the asset.

Long-Lived Assets and Intangible Assets with Definite Lives

We review the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset (asset group) may be impaired. In accordance with guidance included within ASC Topic 360, "Property Plant and Equipment," ("ASC 360"), recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to future undiscounted cash flows expected to be generated by the asset (asset group). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows, we consider:

- only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group;
- our own assumptions about our use of the asset group and all available evidence when estimating future cash flows;
- potential events and changes in circumstance affecting our key estimates and assumptions; and
- the existing service potential of the asset (asset group) at the date tested.

If an asset (asset group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (asset group) exceeds its fair value. When determining the fair value of the asset (asset group), we consider the highest and best use of the assets from a market-participant perspective. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would utilize to price the asset (asset group).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Assets to be abandoned, or from which no further benefit is expected, are written down to zero at the time that the determination is made and the assets are removed entirely from service.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising and promotional expenditures primarily include printing and postage costs of directories and magazines, promotions, tradeshows, agency fees, marketing fees and related commissions. Direct-response advertising consists primarily of printing, postage, and freight costs related to our member resort directories. Advertising costs are expensed in the period incurred, except for magazine related costs that are expensed at time of mailing when the advertising takes place, and direct-response advertising, which are amortized ratably over the twelve-month period following the mailing of the directories.

Advertising expense was $16.8 million, $16.3 million and $15.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, of which $4.1 million, $3.9 million and $3.8 million, respectively, pertained to expenses related to our direct-response advertising. As of December 31, 2012 and 2011, we had $3.5 million and $3.8 million, respectively, of capitalized advertising costs recorded in prepaid expenses and other current assets on our consolidated balance sheets.

Income Taxes

ILG accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. ILG records interest on potential income tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

Pursuant to ASC Topic 740 "Income Taxes" ("ASC 740"), ILG recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settling the uncertain tax position.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a separate component of stockholders' equity. Accumulated other comprehensive income (loss) is solely related to foreign currency translation. Only the accumulated other comprehensive income (loss) exchange rate adjustment related to Venezuela is tax effected as required by the Financial Accounting Standards Board ("FASB") guidance codified in ASC 740 since the earnings in Venezuela are not indefinitely reinvested in that jurisdiction.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction gains and losses arising from transactions and/or assets and liabilities denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of income. For the year ended December 31, 2012, operating foreign currency exchange attributable to foreign currency remeasurements of operating assets and liabilities denominated in a currency other than their functional currency, primarily related to Euro denominated value added tax liabilities, resulted in a net loss of $0.1 million and a net gain of $0.2 million for the year ended December 31, 2010, which is included in general and administrative expenses, and the amount is inconsequential for 2011. Non-operating foreign exchange included net losses of $2.2 million and $0.3 million for the years ended December 31, 2012 and 2010, respectively, and a net gain of $1.8 million for the year ended December 31, 2011, included in "Other income (expense)" in the accompanying consolidated statements of income.

Stock-Based Compensation

Stock-based compensation is accounted for under ASC Topic 718, "Compensation- Stock Compensation" ("ASC 718"). Compensation cost for stock awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units ("RSUs") is determined based on the number of shares granted and the quoted price of our common stock on that date, except for RSUs subject to relative total shareholder return performance criteria, which the fair value is based on a Monte Carlo simulation analysis as further discussed in Note 9. We grant awards subject to graded vesting (i.e., portions of the award vest at different times during the vesting period) or to cliff vesting (i.e., all awards vest at the end of the vesting period). Certain RSUs, in addition, are subject to attaining specific performance criteria. For RSUs to be settled in stock, the accounting charge is measured at the grant date fair value and expensed as non-cash compensation over the vesting term using the straight-line basis for service-only awards and the accelerated basis for performance-based awards with graded vesting. For certain cliff vesting awards with performance criteria, we also use anticipated future results in determining the fair value of the award. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line recognition method. The amount of stock-based compensation expense recognized in the consolidated statements of income is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark-to-market adjustments for changes in the price of the respective common stock as compensation expense.

Stock-based compensation is recorded within the same line item in our consolidated statements of income as the employee-related compensation of the award recipient, as disclosed in tabular format in Note 9.

Management must make certain estimates and assumptions regarding stock awards that will ultimately vest, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods for any changes to the estimated forfeiture

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

rate from that previously estimated. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is at least equal to the portion of the grant-date value of the award tranche that is actually vested at that date. Tax benefits resulting from tax deductions in excess of the stock-based compensation expense recognized in the consolidated statements of income are reported as a component of financing cash flows. For the years ended December 31, 2012, 2011 and 2010, gross excess tax benefits from stock-based compensation reported as a component of financing cash flows were $3.0 million, $1.3 million and $1.0 million, respectively.

Noncontrolling Interest

Noncontrolling interest in 2012, 2011 and 2010 represents a noncontrolling ownership in Aston. In connection with the acquisition of Aston by ILG in May 2007, a member of senior management of this business purchased an ownership interest at the same per share price as ILG, a portion of which accrues preferred dividends at a rate of 10% per annum, and was granted an additional interest vesting over four and a half years. ILG is party to a fair value put and call arrangement with respect to this individual's holdings. This put and call arrangement allows this member of management to require ILG to purchase their interest or allows ILG to acquire such interest at fair value. This put and call arrangement becomes exercisable by ILG and the counter-party, respectively, at a date no earlier than 2013. Upon such exercise of the put or call, the consideration payable can be denominated in ILG shares, cash or a combination thereof at ILG's option. This put arrangement is exercisable by the counter-party outside the control of ILG and is accounted for in accordance with the ASC Topic 480, "Distinguishing Liabilities from Equity" ("ASC 480").

Pursuant to this guidance, once redeemable in 2013, we are required to adjust the carrying value of this noncontrolling interest to its maximum redemption amount at each balance sheet date with a corresponding adjustment to retained earnings. Furthermore, if the noncontrolling interest is not currently redeemable yet probable of becoming redeemable, we are required to either (1) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the security will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method, or (2) recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. As of December 31, 2012, it is probable that this noncontrolling interest will become redeemable as such is only contingent on the passage of time. However, no adjustment to the redemption value has been required during any of the years presented.

The balance of redeemable noncontrolling interest as of December 31, 2012 and 2011 was $0.4 million. Changes during the years then ended are as follows (in thousands):

	December 31,	
	2012	2011
Balance, beginning of period	$419	$419
Net income attributable to noncontrolling interest	7	—
Balance, end of period	$426	$419

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

Basic earnings per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Treasury stock is excluded from the weighted average number of shares of common stock outstanding. Diluted earnings per share attributable to common stockholders is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are common stock equivalents that are freely exercisable into common stock at less than market prices or otherwise dilute earnings if converted. The net effect of common stock equivalents is based on the incremental common stock that would be issued upon the assumed exercise of common stock options and the vesting of RSUs using the treasury stock method. Common stock equivalents are not included in diluted earnings per share when their inclusion is antidilutive. The computations of diluted earnings per share available to common stockholders do not include approximately 0.9 million stock options and 0.1 million RSUs for the year ended December 31, 2012, 1.0 million stock options and 0.3 million RSUs for the year ended December 31, 2011, and 1.3 million stock options and 0.1 million RSUs for the year ended December 31, 2010, as the effect of their inclusion would have been antidilutive to earnings per share.

In connection with the spin-off, stock options to purchase ILG common stock were granted to non-ILG employees for which there is no future compensation expense to be recognized by ILG. As of December 31, 2012 and 2011, 0.9 million and 1.1 million, respectively, of stock options remained outstanding.

The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Basic weighted average shares of common stock outstanding	56,549	56,981	56,898
Net effect of common stock equivalents assumed to be vested related to RSUs	685	772	806
Net effect of common stock equivalents assumed to be exercised related to stock options held by non-employees	14	22	52
Diluted weighted average shares of common stock outstanding	57,248	57,775	57,756

Certain Risks and Concentrations

A substantial percentage of the vacation ownership resorts in the Interval Network are located in Florida, Hawaii, Las Vegas, Mexico and Southern California and a majority of the vacation properties for which the Management and Rental segment provides hotel, resort and homeowners association management and vacation rental services are located in Hawaii. Approximately $127.0 million, $122.6 million and $111.0 million of 2012, 2011 and 2010 revenue, respectively, which excludes the Management and Rental segment pass-through revenue, was generated from travel to properties located in all of these locations as well as hotel, resort and homeowners association management services performed in these locations. ILG also depends on relationships with developers and vacation

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

property owners, as well as third party service providers for processing certain fulfillment services. We do not consider our overall business to be dependent on any one of these resort developers, provided, that the loss of a few large developers (particularly those from which Interval receives membership renewal fees directly) could materially impact our business. The loss of one or more of our largest management agreements could materially impact our Management and Rental business. We are currently negotiating renewals with several large developers with corporate members, the loss of which could materially impact our business, financial condition and results of operations.

Financial instruments, which potentially subject ILG to concentration of credit risk, consist primarily of cash and cash equivalents which are maintained with high quality financial institutions. Financial instruments also consist of secured loans that are recorded at the time of origination for the principal amount financed and are carried at amortized cost, net of any allowance for credit losses, as further discussed in Note 6.

ILG's business also is subject to certain risks and concentrations including exposure to risks associated with online commerce security and credit card fraud.

Recent Accounting Pronouncements

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2012 that are of significance, or potential significance, to ILG based on our current operations. The following summary of recent accounting pronouncements is not intended to be an exhaustive description of the respective pronouncement.

In February 2013, the FASB issued Accounting Standards Update ("ASU") 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02). ASU 2013-02 adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI), including (1) disaggregating and separately presenting changes in AOCI balances by component and (2) presenting significant items reclassified out of AOCI either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. It does not amend any existing requirements for reporting net income or other comprehensive income in the financial statements. The ASU is effective for fiscal years beginning after December 15, 2012 (and interim periods within those years), and shall be applied prospectively. We do not currently anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures; however, we will continue to assess through the effective date the future impact, if any, of this new accounting update to our consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" (ASU 2013-01). ASU 2013-01 clarifies the offsetting disclosure requirements in ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, "Derivatives and Hedging," including bifurcated embedded derivatives. The ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective application is required

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

for all comparative periods presented. We do not currently anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures; however, we will continue to assess through the effective date the future impact, if any, of this new accounting update to our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements" ("ASU 2012-04"). ASU 2012-04 makes certain technical corrections, clarifications and conforming fair value amendments to the FASB Accounting Standard Codification (the "Codification") that affects various Codification topics. The amendments in this ASU are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. We do not currently anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures; however, we will continue to assess through the effective date the future impact, if any, of this new accounting update to our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 that creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The ASU is designed to make financial statements that are prepared under GAAP more comparable to those prepared under International Financial Reporting Standards ("IFRS"). The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. We do not currently anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures; however, we will continue to assess through the effective date the future impact, if any, of this new accounting update to our consolidated financial statements.

Adopted Accounting Pronouncements

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250 ("SAB 114"), and Corrections Related to FASB ASU 2010-22" ("ASU 2012-03"). ASU 2012-03 amends a number of SEC sections in the Codification as a result of the issuance of SAB 114 and other SEC related guidance. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing throughout the Staff Accounting Bulletin series. The amendments in this ASU are effective upon issuance. The adoption of ASU 2012-03 did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In July 2012, the FASB issued ASU 2012-02, "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"). ASU 2012-02 amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the revised guidance, entities testing an indefinite-lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the likelihood of the indefinite-lived intangible asset being impaired is below a "more likely than not" threshold (i.e., a likelihood of more than 50 percent), the entity would not need to calculate the fair value of the asset. The ASU does not revise the requirement

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

to test indefinite-lived intangible assets annually for impairment and does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We adopted this guidance as of October 1, 2012—the date of our 2012 annual impairment test. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between GAAP and IFRS and provides clarification about the application of existing fair value measurement and disclosure requirements. The ASU also expands certain other disclosure requirements, particularly pertaining to Level 3 fair value measurements. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2011 and will be applied prospectively. The adoption of ASU 2011-04 as of January 1, 2012 did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Pursuant to FASB guidance as codified within ASC 350, goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date. ILG determined our Membership and Exchange and Management and Rental operating segments are individual reporting units which are also individual reportable segments of ILG pursuant to ASC 280, Segment Reporting ("ASC 280"). ILG tests goodwill and other indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Goodwill is tested for impairment based on either a qualitative assessment or a two-step impairment test, as more fully described in Note 2 of these consolidated financial statements. When performing the two-step impairment test, if the carrying amount of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded.

2012 Annual Goodwill Impairment Test

As of October 1, 2012, we reviewed the carrying value of goodwill and other intangible assets of each of our two reporting units. Goodwill assigned to the Membership and Exchange and Management and Rental reporting units as of that date was $483.5 million and $22.3 million, respectively. We performed a qualitative assessment on both our reporting units and concluded that it was more-likely-than-not that the fair value exceeded its carrying value and, therefore, a two-step impairment test was not necessary. As of December 31, 2012, we did not identify any triggering events which required an interim impairment test subsequent to our annual impairment test on October 1, 2012.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

2011 Annual Goodwill Impairment Test

As of October 1, 2011, we reviewed the carrying value of goodwill and other intangible assets of each of our two reporting units using the two-step impairment test approach. Goodwill assigned to the Membership and Exchange and Management and Rental reporting units as of that date was $480.6 million and $7.4 million, respectively. We performed the first step of the impairment test on both our reporting units and concluded that each reporting unit's fair value exceeded its carrying value and, therefore, the second step of the impairment test was not necessary. As of December 31, 2011, we did not identify any triggering events which required an interim impairment test subsequent to our annual impairment test on October 1, 2011.

The following tables present the balance of goodwill by reporting unit, including the changes in carrying amount of goodwill, for the years ended December 31, 2012 and 2011 (in thousands):

	Balance as of January 1, 2012	Additions	Deductions	Goodwill Impairment	Balance as of December 31, 2012
Membership and Exchange	$480,597	$ 2,865	$—	$—	$483,462
Management and Rental	7,430	14,882	—	—	22,312
Total	$488,027	$17,747	$—	$—	$505,774

	Balance as of January 1, 2011	Additions	Deductions	Goodwill Impairment	Balance as of December 31, 2011
Membership and Exchange	$480,597	$—	$—	$—	$480,597
Management and Rental	7,430	—	—	—	7,430
Total	$488,027	$—	$—	$—	$488,027

On February 28, 2012, we acquired all of the equity in VRI resulting in goodwill of $17.7 million and identifiable intangible assets of $23.0 million, of which $3.3 million were indefinite-lived intangible assets. The $17.7 million change in goodwill during the year ended December 31, 2012 related to the goodwill acquired in connection with the acquisition of VRI. Goodwill is assigned to reporting units of ILG that are expected to benefit from the synergies of the combination. The amount of goodwill assigned to a reporting unit is determined in a manner similar to how the amount of goodwill recognized in a business combination is determined, while using a reasonable methodology applied in a consistent manner. Based on the expected benefits from the synergies of this business combination, we have assigned $14.9 million and $2.9 million of goodwill to our Management and Rental and Membership and Exchange reporting units, respectively.

Accumulated goodwill impairment losses as of January 1, 2011 were $34.3 million for our Management and Rental segment. There were no impairments of goodwill for our Management and Rental segment during fiscal year 2012 and 2011, and there have been no impairments of goodwill for our Membership and Exchange segment.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Other Intangible Assets

As of October 1, 2011, we performed the required annual impairment test with respect to intangible assets with indefinite lives, which was comprised of calculating the fair value of these intangible assets and comparing such against their carrying amount. At the conclusion of that impairment test, we determined no impairment was required. As of October 1, 2012, we early adopted the provisions of ASU 2012-02 and performed a qualitative assessment on our indefinite-lived intangible assets based on an analysis covering events or changes in circumstances that have transpired since the date of our last full impairment test on October 1, 2011. Based on this qualitative assessment, we concluded that the likelihood of our indefinite-lived intangible assets being impaired was below the more-likely-than-not threshold stipulated in ASU 2012-02 and, therefore, calculating the fair value of these intangible assets was not warranted as of October 1, 2012.

The balance of intangible assets, net is as follows (in thousands):

	December 31,	
	2012	2011
Intangible assets with indefinite lives	$40,916	$37,616
Intangible assets with definite lives, net	57,762	61,153
Total intangible assets, net	$98,678	$98,769

The $3.3 million change in our indefinite-lived intangible assets during the year ended December 31, 2012 relates to the trade name and trademarks acquired in connection with the acquisition of VRI on February 28, 2012.

At December 31, 2012, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Remaining Amortization Life (Years)
Customer relationships	$129,500	$(129,500)	$ —	0.0
Purchase agreements	75,879	(74,491)	1,388	2.9
Resort management contracts	72,666	(21,225)	51,441	9.5
Technology	25,076	(24,988)	88	0.4
Other	17,826	(12,981)	4,845	4.6
Total	$320,947	$(263,185)	$57,762	

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

At December 31, 2011, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Remaining Amortization Life (Years)
Customer relationships	$129,500	$(120,071)	$ 9,429	0.7
Purchase agreements	75,879	(68,664)	7,215	2.2
Resort management contracts	53,766	(15,613)	38,153	10.6
Technology	24,726	(24,665)	61	1.9
Other	17,427	(11,132)	6,295	5.2
Total	$301,298	$(240,145)	$61,153	

In accordance with our policy on the recoverability of long-lived assets, as further described in Note 2 of these consolidated financial statements, we review the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset (asset group) may be impaired. The last recoverability test performed was as of March 31, 2010 on an asset group within our Management and Rental reporting unit as a consequence of that reporting unit failing step-one of the two-step process for testing goodwill for impairment. The resulting recoverability test concluded the asset group was not considered to be impaired. From that date through December 31, 2012, we have not identified any events or changes in circumstances indicating that the carrying value of a long lived asset (or asset group) may be impaired; accordingly, a recoverability test has not been warranted.

Amortization of intangible assets with definite lives is primarily computed on a straight-line basis. Total amortization expense for intangible assets with definite lives was $23.0 million, $27.3 million and $26.4 million for the years ended December 31, 2012, 2011, and 2010, respectively. Based on the December 31, 2012 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,	
2013	$ 7,755
2014	7,542
2015	7,433
2016	6,229
2017	5,972
2018 and thereafter	22,831
	$57,762

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment, net is as follows (in thousands):

	December 31, 2012	December 31, 2011
Computer equipment	$ 18,269	$ 19,579
Capitalized software	78,036	73,386
Land, buildings and leasehold improvements	23,781	22,468
Furniture and other equipment	12,419	11,656
Projects in progress	6,372	3,196
	138,877	130,285
Less: accumulated depreciation and amortization	(85,529)	(79,646)
Total property and equipment, net	$ 53,348	$ 50,639

NOTE 5—LONG-TERM DEBT

Long-term debt is as follows (in thousands):

	December 31, 2012	December 31, 2011
9.5% Interval Senior Notes, net of unamortized discount of $15,887 at December 31, 2011	$ —	$284,113
Term loan (interest rate of 2.80% at December 31, 2011)	—	56,000
Revolving credit facility (interest rate of 1.97% at December 31, 2012)	260,000	—
Total long-term debt	$260,000	$340,113

9.5% Interval Senior Notes

In connection with the spin-off of ILG from IAC, on July 17, 2008, Interval Acquisition Corp., a subsidiary of ILG, ("Issuer" or "Borrower") agreed to issue $300.0 million of aggregate principal amount of 9.5% Senior Notes due 2016 ("Interval Senior Notes") to IAC, and IAC agreed to exchange such Interval Senior Notes for certain of IAC's 7% senior unsecured notes due 2013 pursuant to a notes exchange and consent agreement. The issuance occurred on August 19, 2008 with original issue discount of $23.5 million, based on the difference between the interest rate on the notes and the effective interest rate that would have been payable on the notes if issued in a market transaction based on market conditions existing on July 17, 2008, the date of pricing, estimated to be 11%. The exchange occurred on August 20, 2008.

The Interval Senior Notes were redeemed on September 4, 2012, at 100% of the principal amount plus accrued and unpaid interest to the redemption date, at which time the Interval Senior Notes were no longer deemed to be outstanding and our obligations under the indenture, as previously supplemented, terminated.

NOTE 5—LONG-TERM DEBT (Continued)

Credit Facility

On June 21, 2012, the Issuer entered into an amended and restated credit agreement (the "Amended Credit Agreement") which, among other things (1) provides for a $500 million revolving credit facility in place of the existing senior secured credit facility, which consisted of a $50 million revolving facility and term loan facility with an original principal amount of $150 million, (2) extends the maturity of the credit facility to June 21, 2017, (3) provides for an interest rate on borrowings, commitment fees and letter of credit fees based on the Borrower's and its subsidiaries' consolidated leverage ratio, and (4) may be increased to up to $700 million, subject to certain conditions. As of December 31, 2012, there was $260.0 million outstanding on the revolving credit facility. Any principal amounts outstanding under the revolving credit facility are due at maturity. The interest rate on the Amended Credit Agreement is based on (at the Borrower's election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.25%, or the Base Rate as defined in the Amended Credit Agreement plus a predetermined margin that ranges from 0.25% to 1.25%, in each case based on the Borrower's leverage ratio. As of December 31, 2012, the applicable margin was 1.75% per annum for LIBOR revolving loans and 0.75% per annum for Base Rate loans. The revolving credit facility has a commitment fee on undrawn amounts that ranges from 0.25% to 0.375% based on the Borrower's leverage ratio and as of December 31, 2012 the commitment fee was 0.275%.

Pursuant to the Amended Credit Agreement, all obligations under the revolving credit facility are unconditionally guaranteed by ILG and certain subsidiaries of the Borrower (the "Subsidiary Guarantors"). Borrowings are further secured by (1) 100% of the voting equity securities of the Borrower and the Borrower's U.S. subsidiaries and 65% of the equity in the Borrower's first-tier foreign subsidiaries and (2) substantially all of the tangible and intangible property of the Borrower and the Subsidiary Guarantors.

Restrictions and Covenants

The Amended Credit Agreement has various financial and operating covenants that place significant restrictions on us, including our ability to incur additional indebtedness, incur additional liens, issue redeemable stock and preferred stock, pay dividends or distributions or redeem or repurchase capital stock, prepay, redeem or repurchase debt, make loans and investments, enter into agreements that restrict distributions from our subsidiaries, sell assets and capital stock of our subsidiaries, enter into certain transactions with affiliates and consolidate or merge with or into or sell substantially all of our assets to another person.

The Amended Credit Agreement requires us to meet certain financial covenants regarding the maintenance of a maximum consolidated leverage ratio of consolidated debt, less credit given for a portion of foreign cash, over consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), as defined in the Amended Credit Agreement, of 3.50 through December 31, 2013 and 3.25 thereafter. Additionally, we are required to maintain a minimum consolidated interest coverage ratio of consolidated EBITDA over consolidated interest expense, as defined in the Amended Credit Agreement, of 3.0. As of December 31, 2012, ILG was in compliance in all material respects with the requirements of all applicable financial and operating covenants, and our consolidated leverage ratio and consolidated interest coverage ratio under the Amended Credit Agreement were 1.51 and 6.97, respectively.

NOTE 5—LONG-TERM DEBT (Continued)

Interest expense for the years ended December 31, 2012, 2011, and 2010 was $25.6 million, $35.6 million, and $35.8 million, respectively, net of capitalized interest of $0.1 million, $0.1 million, and $1.1 million, respectively, relating to internally capitalized software.

Extinguishment of Debt

During the second quarter of 2012, we extinguished the outstanding balance of $51.0 million on our term loan, utilizing cash on-hand as of that date. In addition, we recognized a non-cash, pre-tax loss of $0.6 million on the early extinguishment of this debt pertaining to the write-off of related unamortized debt issuance costs. Subsequently, the Interval Senior Notes were redeemed on September 4, 2012 at 100% of the principal amount plus accrued and unpaid interest to the redemption date, amounting to $314.5 million, at which time the Interval Senior Notes were no longer deemed to be outstanding and our obligations under the indenture, as previously supplemented, terminated. The extinguishment of the Interval Senior Notes resulted in a non-cash, pre-tax loss on extinguishment of debt of $17.9 million during the third quarter of 2012 principally pertaining to the acceleration of the original issue discount and the write-off of the related unamortized deferred debt issuance costs. These losses are presented in a separate line item, "Loss on extinguishment of debt," within "Other income (expense)" in our consolidated statements of income for the year ended December 31, 2012.

Debt Issuance Costs

In connection with entering into the Amended Credit Agreement, we incurred $3.9 million of lender and third-party debt issuance costs and wrote-off the remaining unamortized balance of $0.6 million relating to the original revolving credit and term loan facilities. In connection with the redemption of the Interval Senior Notes, we wrote-off $3.9 million of unamortized debt issuance costs. The amounts written-off are included in "Loss on extinguishment of debt," as discussed above. At December 31, 2012 and 2011, total unamortized debt issuance costs on outstanding debt were $3.5 million, net of $0.4 million of accumulated amortization, and $5.5 million, net of $8.0 million of accumulated amortization, respectively, which were included in "Other non-current assets" in our consolidated balance sheets. Debt issuance costs are amortized to "Interest expense" using the effective interest method through maturity and date of extinguishment for our Interval Senior Notes and term loan, respectively, and on a straight-line basis for our revolving credit facility.

NOTE 6—FAIR VALUE MEASUREMENTS

In accordance with ASC Topic 820, "Fair Value Measurement," ("ASC 820") the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the

NOTE 6—FAIR VALUE MEASUREMENTS (Continued)

liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1—Observable inputs that reflect quoted prices in active markets

Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring the company to develop its own assumptions

As part of the acquisition of TPI in November 2010, we are obligated to pay contingent consideration in an amount ranging from zero up to a total of $5.0 million to TPI's former owners during the three year period subsequent to the acquisition should TPI meet certain earnings targets. In our determination of the fair value of this contingent consideration, we utilize a probability-weighted income approach, which includes certain significant inputs not observable in the market, such as a discount rate of 18.5% as well as actual and estimated probability-weighted cash flows pertaining to the periods subject to the contingent consideration. We believe these inputs represent Level 3 measurements within the fair value hierarchy.

As of December 31, 2012, the fair value of the remaining contingent consideration was $1.2 million, a decrease of $1.6 million from December 31, 2011, of which $1.5 million is due to a payment made to TPI's former owners following the second year anniversary of the acquisition and $0.5 million is due to revisions to the estimated earnings used in our calculation of the fair value of the contingent consideration, partly offset by $0.4 million due to the accretion of interest. The revision to estimated earnings and the accretion of interest have been reflected in "General and administrative expense" and "Interest expense", respectively, in our consolidated statements of income. The total contingent consideration of $1.2 million is included in "Accrued expenses and other current liabilities" in our consolidated balance sheet as of December 31, 2012.

As a measure of sensitivity, a change of 10% to all of the aforementioned Level 3 inputs would have resulted in a change between $1.0 million (unfavorable) or $0.4 million (favorable), as of December 31, 2012, to the estimated contingent consideration liability pertaining to this acquisition. There have been no transfers of inputs used in measuring fair value between the three-tier fair value hierarchy since December 31, 2011.

Fair Value of Financial Instruments

The estimated fair value of financial instruments below has been determined using available market information and appropriate valuation methodologies, as applicable. There have been no changes in the methods and significant assumptions used to estimate the fair value of financial

NOTE 6—FAIR VALUE MEASUREMENTS (Continued)

instruments during the year. Our financial instruments include guarantees, letters of credit and surety bonds.

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Cash and cash equivalents	$ 101,162	$ 101,162	$ 195,517	$ 195,517
Restricted cash and cash equivalents	7,348	7,348	3,488	3,488
Financing receivables	9,876	9,876	16,536	16,536
Total debt	(260,000)	(260,000)	(340,113)	(372,875)
Guarantees, surety bonds and letters of credit	N/A	(36,747)	N/A	(31,585)

The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reflected in the accompanying consolidated balance sheets approximate fair value as they are redeemable at par upon notice or maintained with various high-quality financial institutions and have original maturities of three months or less. Under the fair value hierarchy established in ASC 820, cash and cash equivalents and restricted cash and cash equivalents are stated at fair value based on quoted prices in active markets for identical assets (Level 1). The financing receivables are presented in our consolidated balance sheets within "Other non-current assets" and pertain to three senior secured real estate related loans issued to third parties in 2011 and 2012 with original maturity dates between 2013 and 2015. During the third quarter 2012, two of these loans were repaid in full at 100% of the original principal amount plus accrued interest. The carrying value of these financing receivables approximates fair value through inputs inherent to the originating value of these loans, such as interest rates and ongoing credit risk accounted for through non-recurring adjustments for estimated credit losses as necessary (Level 2). Stated interest rates on these loans are comparable to market rate. Interest is recognized within our "Interest Income" line item in our consolidated statements of income for the years ended December 31, 2012 and 2011.

Borrowings under our Interval Senior Notes and term loan were carried at historical cost and adjusted for amortization of the discount on our Interval Senior Notes and principal payments. The fair value of our Interval Senior Notes was estimated at December 31, 2011 using an input of quoted prices from an inactive market due to the infrequency at which trades occur on our Interval Senior Notes (Level 2). In September 2012, we redeemed all of the Interval Senior Notes. The carrying value of our term loan approximated fair value as of December 31, 2011 through inputs inherent to the loan such as variable interest rates and credit risk (Level 2). In June 2012, we extinguished the remaining balance on our term loan. The carrying value of the outstanding balance under our $500 million revolving credit facility approximates fair value as of December 31, 2012 through inputs inherent to the debt such as variable interest rates and credit risk (Level 2).

The guarantees, surety bonds, and letters of credit represent liabilities that are carried on our balance sheet only when a future related contingent event becomes probable and reasonably estimable. These commitments are in place to facilitate our commercial operations. The related fair value of these liabilities is estimated at the minimum expected cash flows contractually required to satisfy the related liabilities in the future upon occurrence of the applicable contingent events (Level 2).

NOTE 7—STOCKHOLDERS' EQUITY

ILG has 300 million authorized shares of common stock, par value of $.01 per share. At December 31, 2012, there were 58.6 million shares of ILG common stock issued, of which 56.9 million are outstanding with 1.7 million shares held as treasury stock. At December 31, 2011, there were 57.7 million shares of ILG common stock issued, of which 56.0 million were outstanding with 1.7 million shares held as treasury stock.

ILG has 25 million authorized shares of preferred stock, par value $.01 per share, none of which are issued or outstanding as of December 31, 2012 and 2011. The Board of Directors has the authority to issue the preferred stock in one or more series and to establish the rights, preferences, and dividends.

Dividends

In March 2012, May 2012, August 2012 and November 2012 our Board of Directors declared a quarterly dividend of $0.10 per share for shareholders of record on April 2, 2012, June 12, 2012, September 6, 2012 and December 4, 2012, respectively. On each of April 18, 2012, June 26, 2012, September 20, 2012 and December 18, 2012, a cash dividend of $5.7 million was paid.

In December 2012, our Board of Directors declared a $0.10 per share dividend for shareholders of record on December 17, 2012, accelerating the first quarter 2013 expected dividend. On December 27, 2012, a cash dividend of $5.7 million was paid. For the year ended December 31, 2012, we paid $28.4 million in cash dividends. No dividends were paid in 2011.

Stockholder Rights Plan

In June 2009, ILG's Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a stockholders rights plan and declared a dividend of one right for each outstanding share of common stock held by our stockholders of record as of the close of business on June 22, 2009. The rights attach to any additional shares of common stock issued after June 22, 2009. These rights, which trade with the shares of our common stock, currently are not exercisable. Under the rights plan, these rights will be exercisable if a person or group acquires or commences a tender or exchange offer for 15% or more of our common stock. The rights plan provides certain exceptions for acquisitions by Liberty Interactive Corporation (formerly known as Liberty Media Corporation) in accordance with an agreement entered into with ILG in connection with its spin-off from IAC. If the rights become exercisable, each right will permit its holder, other than the "acquiring person," to purchase from us shares of common stock at a 50% discount to the then prevailing market price. As a result, the rights will cause substantial dilution to a person or group that becomes an "acquiring person" on terms not approved by our Board of Directors.

Share Repurchase Program

Effective August 3, 2011, ILG's Board of Directors authorized a share repurchase program for up to $25.0 million, excluding commissions, of our outstanding common stock. Acquired shares of our common stock are held as treasury shares carried at cost on our consolidated financial statements. Common stock repurchases may be conducted in the open market or in privately negotiated transactions. The amount and timing of all repurchase transactions are contingent upon market

NOTE 7—STOCKHOLDERS' EQUITY (Continued)

conditions, applicable legal requirements and other factors. This program may be modified, suspended or terminated by us at any time without notice.

During 2011, we repurchased 1.7 million shares of common stock at a cost, including commissions, of $20.9 million under this repurchase program. There were no repurchases of common stock during the year ended December 31, 2012. As of December 31, 2012, the remaining availability for future repurchases of our common stock was $4.1 million.

NOTE 8—BENEFIT PLANS

Under a retirement savings plan sponsored by ILG, qualified under Section 401(k) of the Internal Revenue Code, participating employees may contribute up to 50.0% of their pre-tax earnings, but not more than statutory limits. ILG provides a discretionary match under the ILG plan of fifty cents for each dollar a participant contributed into the plan with a maximum contribution of 3% of a participant's eligible earnings, subject to IRS restrictions. On March 1, 2011, we reinstated the matching contributions under the 401(k) plan for certain businesses, all of which had been suspended since March 1, 2009. Matching contributions for the ILG plan were approximately $1.4 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively. There were no matching contributions for the ILG plan for the year ended December 31, 2010. Matching contributions were invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan.

During the three years ended December 31, 2012, 2011 and 2010, we also had or participated in various benefit plans, principally defined contribution plans, for non-U.S. employees. Our contributions for these plans were approximately $0.3 for 2012 and $0.2 million in each of 2011 and 2010.

Effective August 20, 2008, a deferred compensation plan (the "Director Plan") was established to provide non-employee directors of ILG an option to defer director fees on a tax-deferred basis. Participants in the Director Plan are allowed to defer a portion or all of their compensation and are 100% vested in their respective deferrals and earnings. With respect to director fees earned for services performed after the date of such election, participants may choose from receiving cash or stock at the end of the deferral period. ILG has reserved 100,000 shares of common stock for issuance pursuant to this plan, of which 35,955 share units were outstanding at December 31, 2012. ILG does not provide matching or discretionary contributions to participants in the Director Plan. Any deferred compensation elected to be received in stock is included in diluted earnings per share.

NOTE 9—STOCK-BASED COMPENSATION

On August 20, 2008, ILG established the ILG 2008 Stock and Annual Incentive Plan (the "2008 Incentive Plan") which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of ILG common stock and with the value of each award equal to the fair value of ILG common stock at the date of grant. All outstanding award agreements provide for settlement, upon vesting, in stock for U.S. employees. For non-U.S. employees, all grants issued prior to the spin-off provide for settlement upon vesting in cash, while grants since the spin-off provide for settlement upon vesting in stock. Each RSU is subject to

NOTE 9—STOCK-BASED COMPENSATION (Continued)

service-based vesting, where a specific period of continued employment must pass before an award vests. We grant awards subject to graded vesting (i.e. portions of the award vest at different times during the vesting period) or to cliff vesting (i.e. all awards vest at the end of the vesting period). Certain RSUs, in addition, are subject to attaining specific performance criteria.

ILG recognizes non-cash compensation expense for all RSUs held by ILG's employees For RSUs to be settled in stock, the accounting charge is measured at the grant date as the fair value of ILG common stock and expensed as non-cash compensation over the vesting term using the straight-line basis for service awards and the accelerated basis for performance-based awards with graded vesting. For certain cliff vesting awards with performance criteria, we also use anticipated future results of operations or the achievement of certain market conditions in determining the fair value of the award. This value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line recognition method. The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark-to-market adjustments for changes in the price of the respective common stock as compensation expense. The expense related to awards to international employees settled in cash totaled $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

RSUs are not issued or outstanding until vested. In relation to our quarterly dividend, unvested RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on our shares of common stock. Such additional RSUs are forfeitable and will have the same vesting dates and will vest under the same terms as the RSUs in respect of which such additional RSUs are credited. Given such dividend equivalents are forfeitable, we do not consider them to be participating securities for purposes of using the two-class method of determining earnings per share.

In connection with the spin-off, all of IAC's existing RSUs were modified, either accelerated and vested, or converted to ILG RSUs under the 2008 Incentive Plan (defined below), based on a conversion factor, following the spin-off. The modification of RSUs not subject to accelerated vesting resulted in an additional non-recurring non-cash compensation expense related to a step-up in basis modification of $1.3 million, of which $0.1 million, $0.2 million and $0.3 million was recognized during the years ended December 31, 2012, 2011 and 2010, respectively, and a minimal remaining balance will be recognized in 2013.

In connection with the spin-off, certain prior awards under IAC's plans were adjusted to convert, in whole or in part, to awards under the 2008 Incentive Plan under which RSUs and options relating to 2.9 million shares of common stock were issued. At the time of the spin-off, an additional 5.0 million shares of common stock were reserved for issuance under the 2008 Incentive Plan. As of December 31, 2012, ILG has 1.6 million remaining shares available for future issuance under this plan.

On August 20, 2008, in connection with the spin-off, certain ILG executive officers were awarded a total of 867,563 RSUs under the 2008 Incentive Plan. The aggregate estimated value of the awards was amortized to expense on a straight-line basis over the applicable vesting period of the awards, vesting fully during the third quarter of 2012.

On March 24, 2009, the Compensation Committee granted 1.2 million RSUs, vesting over three to four years, to certain officers and employees of ILG and its subsidiaries. Of these RSUs, 183,391 were

NOTE 9—STOCK-BASED COMPENSATION (Continued)

subject to 2009 performance criteria that could result between 0% and 200% of these awards being earned based on defined EBITDA targets and vested in 2012. These performance RSUs were earned at 117.9% of target.

On March 6, 2012, March 2, 2011 and March 2, 2010, the Compensation Committee granted approximately 586,000, 378,000 and 460,000 RSUs, respectively, vesting over three to four years, to certain officers and employees of ILG and its subsidiaries. Of the RSUs granted in 2012, approximately 130,000 cliff vest in three years and approximately 73,000 of these RSUs are subject to performance criteria that could result between 0% and 200% of these awards being earned based on defined EBITDA or relative total shareholder return targets over the respective performance period. Of the RSUs granted in 2011 and 2010, approximately 50,000 and 64,000, respectively, cliff vest in three years and are subject to performance criteria that could result between 0% and 200% of these awards being earned based on defined EBITDA targets. The March 2, 2010 performance RSUs were earned at 103.9% of target.

For the 2012 RSUs subject to relative total shareholder return performance criteria, the number of RSUs that may ultimately be awarded depends on whether the market condition is achieved. We used a Monte Carlo simulation analysis to estimate a $17.34 per unit grant date fair value for these performance based RSUs. This analysis estimates the total shareholder return ranking of ILG as of the grant date relative to two peer groups, approved by the Compensation Committee, over the remaining performance period. The expected volatility of ILG's common stock at the date of grant was estimated based on a historical average volatility rate for the approximate three-year performance period. The dividend yield assumption was based on historical and anticipated dividend payouts. The risk-free interest rate assumption was based on observed interest rates consistent with the approximate three-year performance measurement period.

Non-cash compensation expense related to RSUs for the years ended December 31, 2012, 2011 and 2010 was $10.9 million, $11.6 million and $10.1 million, respectively. At December 31, 2012, there was approximately $10.9 million of unrecognized compensation cost, net of estimated forfeitures, related to RSUs, which is currently expected to be recognized over a weighted average period of approximately 1.6 years.

The amount of stock-based compensation expense recognized in the consolidated statements of income is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods for any changes to the estimated forfeiture rate from that previously estimated. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is at least equal to the portion of the grant-date value of the award tranche that is actually vested at that date.

NOTE 9—STOCK-BASED COMPENSATION (Continued)

Non-cash stock-based compensation expense related to equity awards is included in the following line items in the accompanying consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Cost of sales	$ 639	$ 537	$ 448
Selling and marketing expense	1,034	843	627
General and administrative expense	9,258	10,256	9,040
Non-cash stock based compensation expense before income taxes	10,931	11,636	10,115
Income tax benefit	(4,222)	(4,477)	(3,660)
Non-cash stock based compensation expense after income taxes	$ 6,709	$ 7,159	$ 6,455

Non-cash compensation related to the period before the spin-off was recorded in receivables from IAC and subsidiaries, which were extinguished at the time of the spin-off.

The following table summarizes RSU activity during the years ended December 31, 2010, 2011 and 2012:

	Shares	Weighted-Average Grant Date Fair Value
	(In thousands)	
Non-vested RSUs at January 1, 2010	2,643	$12.46
Granted	615	13.72
Vested	(733)	15.38
Forfeited	(15)	20.50
Non-vested RSUs at December 31, 2010	2,510	$12.04
Granted	431	16.22
Vested	(819)	13.69
Forfeited	(24)	14.50
Non-vested RSUs at December 31, 2011	2,098	$12.22
Granted	679	13.72
Vested	(1,156)	11.49
Forfeited	(52)	13.72
Non-vested RSUs at December 31, 2012	1,569	$13.29

In connection with the acquisition of Aston by ILG in 2007, a member of Aston's management was granted non-voting restricted common equity in Aston. This award was granted on May 31, 2007 and was initially measured at fair value, which was amortized over the vesting period. This award vests ratably over four and a half years, or earlier based upon the occurrence of certain prescribed events. These shares are subject to a put right by the holder and a call right by ILG, which are not exercisable until the first quarter of 2013 and annually thereafter. The value of these shares upon exercise of the

NOTE 9—STOCK-BASED COMPENSATION (Continued)

put or call is equal to their fair market value, determined by negotiation or arbitration, reduced by the accreted value of the preferred interest that was taken by ILG upon the purchase of Aston. The initial value of the preferred interest was equal to the acquisition price of Aston. The preferred interest accretes at a 10% annual rate. Upon exercise of the put or call, the consideration payable can be denominated in ILG shares, cash or a combination thereof at ILG's option. An additional put right by the holder and call right by ILG would require, upon exercise, the purchase of these non-voting common shares by ILG immediately prior to a registered public offering by Aston, at the public offering price. The unrecognized compensation cost related to this equity award was fully amortized at December 31, 2011.

NOTE 10—INCOME TAXES

U.S. and foreign earnings from continuing operations before income taxes and noncontrolling interest are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
U.S.	$55,464	$52,237	$58,421
Foreign	9,497	13,815	10,451
Total	$64,961	$66,052	$68,872

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current income tax provision			
Federal	$12,016	$16,685	$12,807
State	2,931	3,705	2,779
Foreign	2,798	3,962	3,194
Current income tax provision	17,745	24,352	18,780
Deferred income tax provision (benefit)			
Federal	3,972	(76)	5,881
State	1,901	(56)	1,290
Foreign	634	706	506
Deferred income tax provision	6,507	574	7,677
Income tax provision	$24,252	$24,926	$26,457

ILG records a deferred tax asset, or future tax benefit, based on the amount of non-cash compensation expense recognized in the financial statements for stock-based awards. For income tax purposes, ILG receives a tax deduction equal to the stock price on the vesting date of the stock-based awards. Upon vesting of these awards, the deferred tax assets are reversed, and the difference between

NOTE 10—INCOME TAXES (Continued)

the deferred tax asset and the realized income tax benefit creates an excess tax benefit or deficiency that increases or decreases the additional paid-in-capital pool ("APIC Pool"). If the amount of future tax deficiencies is greater than the available APIC pool, ILG will record the deficiencies in excess of the APIC pool as income tax expense in its consolidated statements of operations. During 2012, net excess tax benefits of approximately $2.6 million associated with stock-based awards were recorded as amounts credited to APIC. During 2011, net excess tax benefits of approximately $0.8 million associated with stock-based awards were recorded as amounts credited to APIC. During 2010 there was no APIC pool available to offset the net tax deficiencies that were realized during the period, and as such, the net tax deficiencies were recorded as income tax expense in the consolidated statements of operations.

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below (in thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,	
	2012	2011
Deferred tax assets:		
Deferred revenue	$ 45,571	$ 47,213
Provision for accrued expenses	2,829	4,696
Non-cash compensation	4,373	5,086
Net operating loss and tax credit carryforwards	687	697
Other	536	586
Total deferred tax assets	53,996	58,278
Less valuation allowance	(681)	(682)
Net deferred tax assets	53,315	57,596
Deferred tax liabilities:		
Intangible and other assets	(99,631)	(96,568)
Deferred membership costs	(8,856)	(9,765)
Property and equipment	(8,931)	(9,728)
Other	(1,478)	(356)
Total deferred tax liabilities	(118,896)	(116,417)
Net deferred tax liability	$ (65,581)	$ (58,821)

At December 31, 2012 and 2011, ILG had foreign NOLs of approximately $2.1 million available to offset future income, virtually all of which can be carried forward indefinitely.

A valuation allowance for deferred tax assets is provided when it is more likely than not that certain deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the history of taxable income in recent years, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies to make

NOTE 10—INCOME TAXES (Continued)

this assessment. During 2012, ILG's valuation allowance did not significantly change. At December 31, 2012, ILG had a valuation allowance of approximately $0.7 million related to virtually all of the foreign NOL carryforwards for which, more likely than not, the tax benefit will not be realized.

A reconciliation of total income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes and noncontrolling interest is shown as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Income tax provision at the federal statutory rate of 35%	$22,736	$23,119	$24,105
State income taxes, net of effect of federal tax benefit	3,141	2,372	2,645
Foreign income taxed at a different statutory tax rate	(745)	(971)	(616)
U.S. tax consequences of foreign operations	(291)	—	(65)
Non-deductible non-cash compensation expense	—	41	454
Other, net	(589)	365	(66)
Income tax provision	$24,252	$24,926	$26,457

In accordance with ASC 740, no federal and state income taxes have been provided on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $52.0 million at December 31, 2012. If, in the future, these earnings are repatriated to the U.S., or if ILG determines such earnings will be repatriated to the U.S. in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

ASC 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows:

	(In thousands)		
	2012	2011	2010
Balance at beginning of year	$ 870	$ 959	$ 91
Additions based on tax positions related to the current year	—	—	226
Additions for tax positions of prior years	37	36	705
Reductions for tax positions of prior years	—	—	(33)
Settlements	(97)	—	(30)
Expiration of applicable statute of limitations	(148)	(125)	—
Balance at end of year	$ 662	$ 870	$959

As of December 31, 2012, 2011 and 2010, ILG had unrecognized tax benefits of $0.7 million, $0.9 million, and $1.0 million, respectively, which if recognized, would favorably affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of December 31, 2012, 2011 and 2010

NOTE 10—INCOME TAXES (Continued)

are $0.4 million, $0.6 million and $0.7 million, respectively, of unrecognized tax benefits related to the acquisition of TPI. In connection with our acquisition of TPI, the former shareholders have agreed to indemnify us for all tax liabilities and related interest and penalties for the pre-acquisition period. The net decrease of $0.2 million in 2012 in unrecognized tax benefits is due principally to both a decrease in foreign taxes as a result of the expiration of the statute of limitations and settlements with taxing authorities related primarily to certain tax credits, partly offset by other income tax items. The net decrease of $0.1 million in 2011 in unrecognized tax benefits is due principally to the decrease in foreign taxes as a result of the expiration of the statute of limitations. The net increase of $0.9 million in 2010 in unrecognized tax benefits is due principally to the increase of $0.7 million in foreign taxes as a result of ILG's acquisition of TPI and an increase of $0.2 million related to other income tax items.

ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. There were no material accruals for interest during 2012. During 2012, interest and penalties decreased by approximately $0.2 million as a result of the expiration of the statute of limitations related to foreign taxes. During 2011, interest and penalties decreased by approximately $0.1 million as a result of the expiration of the statute of limitations related to foreign taxes. During 2010, $0.7 million in interest and penalties was accrued primarily related to foreign taxes as a result of the acquisition of TPI. At December 31, 2012, 2011 and 2010, ILG has accrued $0.6 million, $0.8 million, and $0.9 million, respectively, for the payment of interest and, if applicable, penalties.

ILG believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $0.2 million within twelve months of the current reporting date due primarily to the expiration of the statute of limitations related to foreign taxes. An estimate of other changes in unrecognized tax benefits cannot be made, but is not expected to be significant.

ILG has routinely been under audit by federal, state, local and foreign taxing authorities. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by ILG are recorded in the period they become known. Under the Tax Sharing Agreement, IAC indemnifies ILG for all consolidated tax liabilities and related interest and penalties for the pre-spin period.

The IRS has substantially completed its review of IAC's consolidated tax returns for the years ended December 31, 2001 through 2009, which includes our operations from September 24, 2002, our date of acquisition by IAC, until the spin-off in August 2008. The settlement has not yet been submitted to the Joint Committee of Taxation for approval. The statute of limitations for the years 2001 through 2009 has been extended to December 31, 2013, and is expected to be extended further. Various IAC consolidated tax returns that include our operations, filed with state and local jurisdictions, are currently under examination, the most significant of which are California, New York and New York City for various tax years beginning with 2005. During the fourth quarter of 2012, the IRS also completed its examination of ILG's Federal consolidated tax return for the short period following the spin-off and ended December 31, 2008. Additionally during 2012, the State of Florida completed its examination of ILG's consolidated state tax return for the short period following the spin-off and ended December 31, 2008 as well as for the tax year ended December 31, 2009.

NOTE 10—INCOME TAXES (Continued)

During 2011, the U.K. Finance Act of 2011 was enacted, which further reduced the U.K. corporate income tax rate to 26%, effective April 1, 2011 and 25%, effective April 1, 2012. The impact of the U.K. rate reduction to 26% and 25%, which reduced our U.K. net deferred tax asset and increased income tax expense, was reflected in the reporting period when the law was enacted. During the third quarter of 2012, the U.K. Finance Act of 2012 was enacted which further reduced the U.K. corporate income tax rate to 24%, effective April 1, 2012 and 23%, effective April 1, 2013. The impact of the U.K. rate reduction to 24% and 23% has been reflected in the current reporting period. It reduced our U.K. net deferred tax asset and increased income tax expense by approximately $0.4 million. The change in the corporate tax rate initially negatively impacts income tax expense as the future benefit expected to be realized from our U.K. net deferred tax assets decreases; however, going forward, the lower corporate tax rate will decrease income tax expense and favorably impact our effective tax rate.

NOTE 11—SEGMENT INFORMATION

Pursuant to FASB guidance as codified in ASC 280, an operating segment is a component of a public entity (1) that engages in business activities that may earn revenues and incur expenses; (2) for which operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and (3) for which discrete financial information is available. We also considered how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered. ILG consists of two operating segments which are also reportable segments. Membership and Exchange, our principal operating segment, offers travel and leisure related products and services to owners of vacation interests and others mostly through various membership programs, as well as related services to resort developer clients. Management and Rental, our other operating segment, provides hotel, condominium resort, timeshare resort and homeowners association management, and rental services to both vacation property owners and vacationers.

Information on reportable segments and reconciliation to consolidated operating income are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Membership and Exchange			
Revenue	$357,732	$349,427	$345,228
Cost of sales	87,868	81,812	77,741
Gross profit	269,864	267,615	267,487
Selling and marketing expense	49,835	49,927	47,693
General and administrative expense	87,343	85,106	83,387
Amortization expense	16,147	21,689	21,083
Depreciation expense	12,294	12,331	9,690
Segment operating income	$104,245	$ 98,562	$105,634

NOTE 11—SEGMENT INFORMATION (Continued)

	Year Ended December 31,		
	2012	2011	2010
Management and Rental			
Management fee revenue	$ 54,946	$32,441	$22,694
Pass-through revenue	60,661	46,926	41,518
Total revenue	115,607	79,367	64,212
Cost of sales	80,391	59,608	50,563
Gross profit	35,216	19,759	13,649
Selling and marketing expense	3,724	3,577	3,062
General and administrative expense	17,927	9,402	5,593
Amortization expense	6,894	5,612	5,304
Depreciation expense	1,135	946	847
Segment operating income (loss)	$ 5,536	$ 222	$(1,157)

	Year Ended December 31,		
	2012	2011	2010
Consolidated			
Revenue	$473,339	$428,794	$409,440
Cost of sales	168,259	141,420	128,304
Gross profit	305,080	287,374	281,136
Direct segment operating expenses	195,299	188,590	176,659
Operating income	$109,781	$ 98,784	$104,477

Selected financial information by reporting segment is presented below (in thousands):

	December 31,	
	2012	2011
Total assets:		
Membership and Exchange	$789,451	$898,038
Management and Rental	117,469	78,284
Total	$906,920	$976,322

	Year Ended December 31,		
	2012	2011	2010
Capital expenditures:			
Membership and Exchange	$13,317	$12,646	$16,026
Management and Rental	1,723	392	417
Total	$15,040	$13,038	$16,443

NOTE 11—SEGMENT INFORMATION (Continued)

We maintain operations in the United States, the United Kingdom and other international locations. Geographic information on revenue, based on sourcing, and long-lived assets, based on physical location, is presented below (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Revenue:			
United States	$406,130	$364,058	$346,289
All other countries	67,209	64,736	63,151
Total	$473,339	$428,794	$409,440

	December 31,	
	2012	2011
Long-lived assets (excluding goodwill and intangible assets):		
United States	$51,059	$48,375
All other countries	2,289	2,264
Total	$53,348	$50,639

NOTE 12—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, ILG is a party to various legal proceedings. ILG establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. ILG does not establish reserves for identified legal matters when ILG believes that the likelihood of an unfavorable outcome is not probable. Although management currently believes that an unfavorable resolution of claims against ILG, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of ILG, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. ILG also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 10 for a discussion of income tax contingencies.

Lease Commitments

ILG leases office space, computers and equipment used in connection with its operations under various operating leases, many of which contain escalation clauses. We account for leases under ASC Topic 840, "Leases" ("ASC 840").

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,	
2013	$11,928
2014	9,881
2015	7,664
2016	6,800
2017	5,188
Thereafter through 2021	14,505
Total	$55,966

Expense charged to operations under these agreements was $10.8 million, $9.6 million and $9.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.

Included in other liabilities, both current and long-term, as presented in our consolidated balance sheet as of December 31, 2012, are certain unconditional recorded contractual obligations. These obligations and the future periods in which such obligations are expected to settle in cash are as follows (in thousands):

Years Ending December 31,	
2013	$3,857
2014	—
2015	—
2016	—
2017	—
Thereafter	—
Total	$3,857

Other items, such as certain purchase commitments and guarantees are not recognized as liabilities in our consolidated financial statements but are required to be disclosed in the footnotes to the financial statements. These funding commitments could potentially require our performance in the event of demands by third parties or contingent events. The following table summarizes these items, on an undiscounted basis, at December 31, 2012 and the future periods in which such obligations are

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings

Years Ending December 31,	Total	2013	2014	2015	2016	2017	Thereafter
	(Dollars in thousands)						
Debt principal	$260,000	$ —	$ —	$ —	$ —	$260,000	$ —
Debt interest (projected)	26,182	5,798	5,879	5,863	5,879	2,763	—
Guarantees, surety bonds, and letters of credit	36,747	14,654	9,848	5,295	3,976	1,149	1,825
Purchase obligations	32,318	13,281	7,518	6,575	2,303	2,091	550
Unused commitment on loans receivable and other advances	2,624	2,624	—	—	—	—	—
Total commitments	$357,871	$36,357	$23,245	$17,733	$12,158	$266,003	$2,375

At December 31, 2012, guarantees, surety bonds and letters of credit totaled $36.7 million, with the highest annual amount of $14.7 million occurring in year one. Guarantees represent $33.4 million of this total and primarily relate to the Management and Rental segment's hotel and resort management agreements of Aston, including those with guaranteed dollar amounts, and accommodation leases supporting the management activities of Aston, entered into on behalf of the property owners for which either party may terminate such leases upon 60 days prior written notice to the other. In addition, certain of the Management and Rental segment's hotel and resort management agreements of Aston provide that owners receive specified percentages of the revenue generated under its management. In these cases, the operating expenses for the rental operations are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages, and the Management and Rental segment either retains the balance (if any) as its management fee or makes up the deficit. Although such deficits are reasonably possible in a few of these agreements, as of December 31, 2012, future amounts are not expected to be significant, individually or in the aggregate.

The purchase obligations primarily relate to future guaranteed purchases of rental inventory, operational support services and membership fulfillment benefits. Aston also enters into agreements, as principal, for services purchased on behalf of property owners for which it is subsequently reimbursed. As such, Aston is the primary obligor and may be liable for unreimbursed costs. As of December 31, 2012, amounts pending reimbursements are not significant.

European Union Value Added Tax Matter

In 2009, the European Court of Justice issued a judgment related to Value Added Tax ("VAT") in Europe against an unrelated party. The judgment affects companies who transact within the European Union ("EU"), specifically providers of vacation interest exchange services, and altered the manner in which the Membership and Exchange segment accounts for VAT on its revenues as well as to which EU country VAT is owed. As of December 31, 2012 and December 31, 2011, ILG had an accrual of $4.5 million and $1.4 million, respectively, representing the net exposure of any VAT reclaim refund receivable and accrued VAT liabilities related to this matter. The net change in the accrual primarily relates to the receipt of $5.1 million during the first quarter 2012 on the VAT reclaim refund from one of the jurisdictions, which increased the net VAT accrual balance as of December 31, 2012. This

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

increase was partially offset by a $1.1 million decrease due to the change in estimate primarily to update the periods for which the accrued VAT liabilities are due (i.e., lapse of statute of limitations), $0.8 million in payments, as well as the effect of foreign currency remeasurements. The change in estimate resulted in a favorable adjustment to our consolidated statement of income for the year ended December 31, 2012. Because of the uncertainty surrounding the ultimate outcome and settlement of these VAT liabilities, it is reasonably possible that future costs to settle these VAT liabilities may range from $4.5 million up to approximately $6.9 million based on quarter-end exchange rates. ILG believes that the $4.5 million accrual at December 31, 2012 is our best estimate of probable future obligations for the settlement of these VAT liabilities. The difference between the probable and reasonably possible amounts is primarily attributable to the assessment of certain potential penalties.

NOTE 13—SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Cash paid during the period for:			
Interest, net of amounts capitalized	$31,363	$30,603	$30,593
Income taxes, net of refunds	25,693	17,068	21,969

NOTE 14—RELATED PARTY TRANSACTIONS

Relationship Between IAC and ILG after the Spin-Off

For purposes of governing certain of the ongoing relationships between ILG and IAC at and after the spin-off in August 2008, and to provide for an orderly transition, ILG and IAC have entered into various agreements as follows:

- *Tax Sharing Agreement.* This agreement governs the respective rights, responsibilities and obligations of IAC and ILG after the spin-off with respect to tax periods on or before the spin-off, including tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, other taxes and related tax returns.
- *Employee Matters Agreement.* This agreement covers a wide range of compensation and benefit issues, including the allocation among IAC and ILG of responsibility for the employment and benefit obligations and liabilities of current and former employees (and their dependents and beneficiaries).

IAC and ILG entered into a number of commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of ILG, on the other hand, many of which memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-off and all of which were intended to reflect arm's length terms. In addition, we believed that such agreements, whether taken individually or in the aggregate, did not constitute a material contract to either IAC or ILG.

Aggregate revenue earned by ILG with respect to these commercial agreements with IAC subsidiaries was not material in 2012, 2011 and 2010. ILG did not incur expenses related to these commercial agreements with IAC subsidiaries in 2012, 2011 and 2010.

NOTE 14—RELATED PARTY TRANSACTIONS (Continued)

Agreements with Liberty

In connection with the spin-off, ILG entered into a "Spinco Agreement" with Liberty Interactive Corporation, formerly known as Liberty Media Corporation, and assumed from IAC certain rights and obligations relating to post-spin-off governance arrangements and acquisitions, including:

- subject to specified requirements and so long as Liberty beneficially owns at least 20% of the voting power of our equity securities, Liberty has the ability to nominate up to 20% of our directors, all but one of which shall be independent;
- subject to specified exceptions, Liberty may not acquire beneficial ownership of additional ILG equity securities, or transfer such securities; and
- ILG will provide Liberty information and the opportunity to make a bid in the event of certain types of negotiated transactions involving ILG.

As required by the Spinco Agreement, ILG also entered into a registration rights agreement with Liberty at the time of the spin-off. Under the registration rights agreement, Liberty and its permitted transferees (the "Holders") are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of ILG common stock received by Liberty as a result of the spin-off and other shares of ILG common stock acquired by Liberty consistent with the Spinco Agreement (collectively, the "Registrable Shares"). The Holders are permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares. ILG is obligated to indemnify the Holders, and each selling Holder is obligated to indemnify ILG, against specified liabilities in connection with misstatements or omissions in any registration statement.

Other

Effective October 10, 2012, Royal Caribbean Cruises Ltd. ("RCCL") became a related party of ILG as our newly appointed board member is currently employed at RCCL. Through the travel services we offer, we sell RCCL cruises at either net or published fares. We recognize revenue for such transactions on a net basis. During the year ended December 31, 2012, we recorded revenue of $0.9 million for such RCCL cruises sold to Interval members and others. As of December 31, 2012, we had a trade payable of $1.5 million due to RCCL, relating to net fare transactions, and a receivable of $0.1 million, for commissions due from RCCL, relating to sales transactions at published fares.

NOTE 15—QUARTERLY RESULTS (UNAUDITED)

Revenue at ILG is influenced by the seasonal nature of travel. The Membership and Exchange businesses recognize exchange and Getaway revenue based on confirmation of the vacation, with the first quarter generally experiencing higher revenue and the fourth quarter generally experiencing lower revenue. The Management and Rental businesses recognize rental revenue based on occupancy, with the first and third quarters generally generating higher revenue and the second and fourth quarters

NOTE 15—QUARTERLY RESULTS (UNAUDITED) (Continued)

generally generating lower revenue. The timeshare management part of this business does not experience significant seasonality.

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except for share data)			
2012				
Revenue	$126,739	$118,668	$117,195	$110,737
Gross profit	83,948	75,407	75,454	70,271
Operating income	34,400	23,648	25,566	26,167
Net income attributable to common stockholders	15,225	10,052	149	15,276
Earnings per share attributable to common stockholders(1):				
Basic	0.27	0.18	0.00	0.27
Diluted	0.27	0.18	0.00	0.27
2011				
Revenue	$116,983	$105,554	$106,713	$ 99,544
Gross profit	79,460	70,221	72,005	65,688
Operating income	31,210	21,817	25,259	20,498
Net income attributable to common stockholders	13,195	7,502	11,434	8,995
Earnings per share attributable to common stockholders(1):				
Basic	0.23	0.13	0.20	0.16
Diluted	0.23	0.13	0.20	0.16

(1) For the years ended December 31, 2012 and 2011, per share amounts for the quarters may not add to the annual amount because of rounding and differences in the average common shares outstanding during each period.

Item 9. Changes in and Disagreements with Accountant on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We monitor and evaluate on an ongoing basis our disclosure controls and internal control over financial reporting in order to improve our overall effectiveness. In the course of this evaluation, we modify and refine our internal processes as conditions warrant.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined by Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing reasonable assurance that information we are required to disclose in our filings with the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2012, our internal control over financial reporting is effective. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their attestation report, included herein.

Changes in Internal Control over Financial Reporting

We regularly monitor and evaluate on an ongoing basis our internal control over financial reporting in order to improve its effectiveness. In the course of these evaluations, we modify and refine our internal processes as conditions warrant.

As required by Rule 13a-15(d) of the Exchange Act, we, under the supervision and with the participation of our management, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, also evaluated whether any changes occurred to our internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, such control. Based on that evaluation, there have been no material changes to internal controls over financial reporting.

Limitation on Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The inherent limitations of these systems include the realities that judgments in decision-making may be flawed and that breakdowns may occur because of simple error or mistake. Additionally, controls could be circumvented by the individual acts of some persons or by collusion of two or more people. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Interval Leisure Group, Inc.

We have audited Interval Leisure Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Interval Leisure Group, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Interval Leisure Group, Inc. and subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Interval Leisure Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Miami, Florida
February 27, 2013

Item 9B. Other Information.

None.

PART III

The information required by Part III (Items 10, 11, 12, 13 and 14) has been incorporated herein by reference to ILG's definitive Proxy Statement to be used in connection with its 2013Annual Meeting of Stockholders, or the 2013 Proxy Statement, as set forth below, in accordance with General Instruction G(3) of Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to directors of ILG and the compliance of our directors and executive officers with Section 16(a) of the Exchange Act is set forth in the sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the 2013 Proxy Statement and is incorporated herein by reference. The information required by subsections (c)(3), (d)(4) and (d)(5) of Item 407 of Regulation S-K is set forth in the section entitled "Corporate Governance" in the 2012 Proxy Statement and is incorporated herein by reference. We have included information regarding our executive officers and our Code of Ethics below.

Item 11. Executive Compensation.

The information required by Item 402 of Regulation S-K is set forth in the sections entitled "Executive Compensation," "Compensation Discussion and Analysis" and "Director Compensation" in the 2013 Proxy Statement and is incorporated herein by reference. The information required by subsections (e)(4) and (e)(5) of Item 407 of Regulation S-K is set forth in the sections entitled: "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," respectively, in the 2013 Proxy Statement and is incorporated herein by reference; provided, that the information set forth in the section entitled "Compensation Committee Report" shall be deemed furnished herein and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding ownership of ILG common stock, and securities authorized for issuance under ILG's equity compensation plans, is set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," respectively, in the 2013 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions with ILG and director independence is set forth in the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance," respectively, in the 2013 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information regarding the fees and services of ILG's independent registered public accounting firm and the pre-approval policies and procedures applicable to services provided to ILG by such firm is set forth in the section entitled "Independent Registered Public Accountants' Fees" in the 2013 Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following information about ILG's executive officers is as of February 15, 2013.

Craig M. Nash, age 59, has served as President and Chief Executive Officer of ILG since May 2008 and as Chairman of the Board of ILG since August 2008 and has served as President of Interval since August 1989 and Chief Executive Officer of Interval since March 1998. Prior to assuming this role, Mr. Nash served in a series of increasingly significant roles with Interval, including as General Counsel and Vice President of Regulatory Affairs. Mr. Nash joined Interval in 1982. Mr. Nash serves on the Board of Directors of the American Resort Development Association and is also a member of its Executive Committee.

Jeanette E. Marbert, age 56, has served as Chief Operating Officer of ILG since August 2008 and as Executive Vice President since June 2009. She has served in such capacity for Interval since June 1999. Prior to her tenure as Chief Operating Officer, Ms. Marbert served as General Counsel of Interval from 1994 to 1999. Ms. Marbert joined Interval in 1984.

William L. Harvey, age 56, has served as Chief Financial Officer of ILG since August 2008 and as Executive Vice President since June 2009. Prior to joining ILG in June 2008, Mr. Harvey served as the Chief Financial Officer for TrialGraphix, Inc., a Miami-based litigation support firm from August 2006 through November 2007. Between June 2003 and July 2006, Mr. Harvey served as a Vice President at LNR Property Corporation, a Miami-based diversified real estate and finance company, managing various financial and accounting units. From September 1992 through February 2003, Mr. Harvey served as the Executive Vice President and Chief Financial Officer of Pan Am International Flight Academy, Inc., a private provider of flight training services. Mr. Harvey is a registered CPA who began his professional career at Deloitte & Touche and was a partner in their Miami office prior to September 1992. Mr. Harvey is a member of the Board of Directors of Summit Financial Services Group, Inc.

Victoria J. Kincke, age 57, has served as Secretary of ILG since May 2008 and as Senior Vice President and General Counsel of ILG since August 2008 and has served as Senior Vice President and General Counsel of Interval since May 2005. Prior to this time, Ms. Kincke served as General Counsel of Interval from July 1999. Ms. Kincke joined Interval in 1997.

John A. Galea, age 57, has served as Chief Accounting Officer of ILG since August 2008 and as Senior Vice President and Treasurer of ILG since June 2009. He has served as Chief Financial Officer for Interval since October 2006. Prior to this appointment, Mr. Galea served as Interval's Senior Vice President and Chief Accounting Officer from June 2004. Mr. Galea joined Interval in 2000 as its Vice President, Accounting and Corporate Controller.

Code of Ethics.

Our code of business conduct and ethics, which applies to all employees, including all executive officers and senior financial officers (including ILG's CFO, CAO and Controller) and directors, is posted on the Corporate Governance section of our website at *www.iilg.com*. The code of ethics complies with Item 406 of SEC Regulation S-K and the rules of The NASDAQ Stock Market. Any changes to the code of ethics that affect the provisions required by Item 406 of Regulation S-K, and any waivers of the code of ethics for ILG's executive officers, directors or senior financial officers, will also be disclosed on ILG's website.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements of ILG

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010.

Consolidated Balance Sheets as of December 31, 2012 and 2011.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedule of ILG

Schedule Number II Valuation and Qualifying Accounts.

All other financial statements and schedules not listed have been omitted since the required information is included in the Consolidated Financial Statements or the notes thereto, or is not applicable or required.

(3) Exhibits

The documents set forth below, numbered in accordance with Item 601 of Regulation S-K, are filed herewith or incorporated herein by reference to the location indicated.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2013.

INTERVAL LEISURE GROUP, INC.

By: /s/ CRAIG M. NASH

Craig M. Nash
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CRAIG M. NASH Craig M. Nash	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2013
/s/ WILLIAM L. HARVEY William L. Harvey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ JOHN A. GALEA John A. Galea	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2013
/s/ DAVID FLOWERS David Flowers	Director	February 26, 2013
/s/ VICTORIA L. FREED Victoria L. Freed	Director	February 26, 2013
/s/ GARY S. HOWARD Gary S. Howard	Director	February 26, 2013
/s/ LEWIS J. KORMAN Lewis J. Korman	Director	February 26, 2013

Signature	Title	Date
/s/ THOMAS J. KUHN Thomas J. Kuhn	Director	February 26, 2013
/s/ THOMAS J. MCINERNEY Thomas J. McInerney	Director	February 26, 2013
/s/ THOMAS P. MURPHY, JR. Thomas P. Murphy, Jr.	Director	February 26, 2013
/s/ AVY H. STEIN Avy H. Stein	Director	February 26, 2013

INDEX TO EXHIBITS

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of Interval Leisure Group, Inc.(1)
3.2	Third Amended and Restated By-laws of Interval Leisure Group, Inc.(11)
3.3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock(8)
4.1	Rights Agreement dated as of June 10, 2009, between Interval Leisure Group, Inc. and the Bank of New York Mellon, as Rights Agent, which includes the Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C(6)
10.1	Tax Sharing Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp(1)
10.3	Employee Matters Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp(1)
10.4	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller(3)
10.5	Employment Agreement between Interval Leisure Group, Inc. and Craig M. Nash, dated as of July 31, 2008†(2)
10.6	Employment Agreement between Interval Leisure Group, Inc. and Jeanette E. Marbert, dated as of July 31, 2008†(2)
10.7	Severance Agreement between Interval Acquisition Corp. and John A. Galea, dated as of July 31, 2008†(2)
10.9	Severance Agreement between Interval Acquisition Corp. and Victoria J. Kincke, dated as of July 31, 2008†(2)
10.10*	Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan, as amended†
10.11	Lease Agreement between Interval International, Inc., as Lessee, and Frank Guilford, Jr., effective November 1, 1999, as amended(2)
10.12	Deferred Compensation Plan for Non-Employee Directors†(2)
10.15	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC(1)
10.16	Registration Rights Agreement, dated as of August 20, 2008, among Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC(1)
10.18	Employment Agreement between Interval Leisure Group, Inc. and William L. Harvey, dated as of August 25, 2008†(1)
10.20	Form of Amendment to Employment Agreement between the Registrant and each of Craig M. Nash, Jeanette E. Marbert and William L. Harvey†(4)

Exhibit	Description
10.21	Form of Terms and Conditions of Annual Vesting Restricted Stock Units under the Interval Leisure Group, Inc 2008 Stock and Annual Incentive Plan†(5)
10.22	Form of Terms and Conditions of Cliff Performance Restricted Stock Units under the Interval Leisure Group, Inc 2008 Stock and Annual Incentive Plan†(5)
10.23	Second Amendment to Employment Agreement, dated June 18, 2009 between the Registrant and Craig M. Nash†(7)
10.24	Second Amendment to Employment Agreement, dated June 18, 2009 between the Registrant and Jeanette E. Marbert†(7)
10.25	Second Amendment to Employment Agreement, dated June 18, 2009 between the Registrant and William L. Harvey†(7)
10.26	Form of Terms and Conditions of Director Restricted Stock Units under the Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan†(9)
10.27	Form of Terms and Conditions of Performance Restricted Stock Units under the Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan.†(10)
10.28	Form of Terms and Conditions of TSR Performance Restricted Stock Units under the Interval Leisure Group, Inc. 2008 Stock and Annual Incentive Plan.†(12)
10.29	Amended and Restated Credit Agreement among Interval Acquisition Corp, as Borrower, Interval Leisure Group, Inc., Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent; Bank of America, N.A., PNC Bank, National Association, and SunTrust Bank, each as a Syndication Agent; Fifth Third Bank, KeyBank National Association, and Union Bank, N.A., each as a Documentation Agent; and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PNC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc. as Joint Lead Arrangers and Joint Bookrunners, dated as of June 21, 2012(13)
21.1*	Subsidiaries of Interval Leisure Group, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.
31.3*	Certification of the Chief Accounting Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

Exhibit	Description
32.3**	Certification of the Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101.CAL#	XBRL Taxonomy Calculation Linkbase Document
101.LAB#	XBRL Taxonomy Label Linkbase Document
101.PRE#	XBRL Taxonomy Presentation Linkbase Document
101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

† Reflects management contracts and management and director compensatory plans

* Filed Herewith.

** Furnished Herewith

(1) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on August 25, 2008.

(2) Incorporated herein by reference to ILG's Registration Statement on Form S-1 (File No. 333-152699).

(3) Incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008.

(4) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on January 5, 2009.

(5) Incorporated herein by reference to ILG's Quarterly Report on Form 10-Q filed on May 14, 2009.

(6) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on June 11, 2009.

(7) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on June 19, 2009.

(8) Incorporated herein by reference to ILG's Quarterly Report on Form 10-Q filed on August 11, 2009.

(9) Incorporated herein by reference to ILG's Quarterly Report on Form 10-Q filed on August 6, 2010.

(10) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on March 8, 2011.

(11) Incorporated herein by reference to ILG's Current Report on Form 8-K field on December 14, 2011.

(12) Incorporated herein by reference to ILG's Annual Report on Form 10-K filed on March 9, 2012.

(13) Incorporated herein by reference to ILG's Current Report on Form 8-K filed on June 21, 2012.

Pursuant to applicable securities laws and regulations, the registrant is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions or other liability provisions of the federal securities laws as long as the registrant has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. In addition, users of this data are advised that, pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

Schedule II

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges (Credits) to Other Accounts	Deductions(1)	Balance at End of Period
			(In thousands)		
2012					
Allowance for doubtful accounts	$302	$153	$(46)	$ —	$409
Deferred tax valuation allowance	682	—	(1)	—	681
2011					
Allowance for doubtful accounts	$213	$123	$(34)	$ —	$302
Deferred tax valuation allowance	679	3	—	—	682
2010					
Allowance for doubtful accounts	$431	$ 15	$(15)	$(218)	$213
Deferred tax valuation allowance	679	61	(61)	—	679

(1) Write-off of uncollectible accounts receivable.

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EXECUTIVE OFFICERS



CRAIG M. NASH
Chairman, President, and
Chief Executive Officer



JEANETTE E. MARBERT
Executive Vice President and
Chief Operating Officer



WILLIAM L. HARVEY
Executive Vice President and
Chief Financial Officer



JOHN A. GALEA
Senior Vice President and
Chief Accounting Officer



VICTORIA J. KINCKE
Senior Vice President and
General Counsel


interval leisure group

STOCK EXCHANGE LISTING: Interval Leisure Group, Inc., is listed on The NASDAQ Stock Market under the ticker symbol "IILG."

FOR MORE INFORMATION: Additional information, including the Form 10-K, can be obtained from our website, iilg.com, or by contacting Investor Relations.

BOARD OF DIRECTORS

CRAIG M. NASH
Chairman, President, and
Chief Executive Officer of ILG

DAVID FLOWERS
Senior Vice President
of Liberty Media Corporation

VICKI L. FREED
Senior Vice President
Royal Caribbean International

GARY S. HOWARD
Director of Dish Network Corporation

LEWIS J. KORMAN
Business Advisor

THOMAS J. KUHN
Managing Director of Allen &
Company LLC

THOMAS J. MCINERNEY
Private Investor and
Former Chief Financial Officer of IAC

THOMAS P. MURPHY
Chairman and Chief Executive Officer
of Coastal Construction Group

AVY H. STEIN
Managing Partner of Willis Stein
& Partners

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

ERNST & YOUNG LLP
201 South Biscayne Boulevard
Suite 3000
Miami, Florida 33131

INVESTOR RELATIONS

InvestorRelations@iilg.com
305.925.6030

TRANSFER AGENT AND REGISTRAR

Registered shareholders who have questions regarding their stock should contact our transfer agent and registrar:

Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006
800.522.6645 or 201.680.6578
computershare.com/investor

Send certificates for transfer to:
Computershare
250 Royall Street
Canton, MA 02021


ilg



INTERVAL INTERNATIONAL

World Headquarters
6262 Sunset Drive
Miami, Florida 33143 U.S.A.
305.666.1861
IntervalWorld.com • ResortDeveloper.com

European Headquarters
Interval International Ltd.
Coombe Hill House
Beverley Way
London SW20 0AR U.K.
44.20.8336.9300

Asia/Pacific Headquarters
Interval International Singapore (Pte.) Ltd.
1 Finlayson Green #19-00
Singapore 049246
65.6318.2510

ASTON HOTELS & RESORTS
2155 Kalakaua Avenue
Suite 500
Honolulu, Hawaii 96815 U.S.A.
808.931.1400
AstonHotels.com

TRADING PLACES INTERNATIONAL
23807 Aliso Creek Road
Suite 100
Laguna Niguel, California 92677 U.S.A.
949.448.5150
TradingPlaces.com

VACATION RESORTS INTERNATIONAL
23041 Avenida de la Carlota
Suite 400
Laguna Hills, California 92653 U.S.A.
949.587.2299
VRIResorts.com

www.iilg.com





ilg